FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of August, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


           Form 20-F        X               Form 40-F
                      -----------                      -----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                 No            X
                      -----------                      -----------




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index


Item      Description of Item
----      -------------------

1. Interim financial statements as of March 31, 2003 and for the three-month period then ended, prepared in accordance with accounting practices adopted in Brazil, in Brazilian reais (convenience translation into English from the Portuguese-language version filed with the Brazilian Comissao Nacional de Valores).

2. Management's discussion and analysis of results of operations relating to the interim financial statements prepared under accounting practices adopted in Brazil as of March 31, 2003 and for the three-month period then ended, in Brazilian reais (convenience translation into English from the Portuguese-language version filed with the Brazilian Comissao Nacional de Valores).

3. Interim financial statements as of June 30, 2003 and for the six-month period then ended, prepared in accordance with accounting practices adopted in Brazil, in Brazilian reais (convenience translation into English from the Portuguese-language version filed with the Brazilian Comissao Nacional de Valores).

4. Management's discussion and analysis of results of operations relating to the interim financial statements prepared under accounting practices adopted in Brazil as of June 30, 2003 and for the six-month period then ended, in Brazilian reais (convenience translation into English from the Portuguese-language version filed with the Brazilian Comissao Nacional de Valores).

                                                                        Item 1


Companhia Energetica de Minas Gerais - CEMIG

Interim Financial Statements
Together with Independent Accountants' Report on Special Review


March 31, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' SPECIAL REVIEW REPORT
----------------------------------------------

To the Shareholders and the Board of Directors of
Companhia Energetica de Minas Gerais - CEMIG
Belo Horizonte - MG
-------------------

     1. We have performed a special review of the quarterly information, presented in Brazilian reais, of Companhia Energetica de Minas Gerais - CEMIG and subsidiaries as of March 31, 2003 and for the quarter then ended, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, consisting of the individual (Company) and consolidated balance sheets, the individual (Company) and consolidated statements of income, management's discussion and analysis and relevant information.

     2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Accountants (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the Company's and its subsidiaries' financial position and results of operations.

     3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 above for it to be in conformity with accounting practices adopted in Brazil and accounting standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

     4. As mentioned in Note 4 to the quarterly information, as of March 31, 2003, the Company and its subsidiaries have recorded, in current and noncurrent assets, accounts receivable in the amount of R$93,732,000 and R$463,357,000 respectively and, in current liabilities, accounts payable in the amount of R$457,875,000, related to energy sale and purchase transactions within the Wholesale Energy Market - MAE. Such amounts were recorded based on calculations prepared and information made available by the MAE. Those amounts are subject to change, depending on the outcome of the claims currently in progress in court, filed by electric energy companies, concerning the interpretation of the market rules in force, as well as review by independent accountants engaged by MAE of those amounts.

     5. Executive Act No.14, issued on December 21, 2001 and converted into Law No. 14,438 on April 26, 2002, regulates, among other matters, recovery of the economic and financial equilibrium of Brazilian electric energy distribution, transmission and generating companies as guaranteed under their respective concession agreements. Detailed information and the impacts of such regulation on the financial position and results of operations of the Company and its subsidiaries related to the General Agreement for the Electric Energy Sector are disclosed in Notes 3 and 4 to the quarterly information.

     6. The individual (Company) and consolidated balance sheets as of December 31, 2002, presented for comparative purposes, were audited by us, as set forth in our report dated March 27, 2003, issued without qualification and including comments regarding the matters discussed in paragraphs 4 and 5 above and about noncompliance with certain restrictive covenants in loan agreements. The individual (Company) and consolidated statements of income for the quarter ended March 31, 2002, presented for comparative purposes, were reviewed by other independent accountants whose special review report thereon, dated May 15, 2002, was issued without qualification and including comments regarding: (i) the recording of assets and liabilities related to special rate adjustments, recovery of Parcel "A" cost variations and transactions within the Wholesale Energy Market - MAE which were pending review and approval by ANEEL (National Electric Energy Agency), and (ii) negotiations at the time with the Minas Gerais State Government about the payment delay of amounts receivable related to the credit assignment contract for the remaining balance of the CRC (Recoverable Rate Deficit) account.

     7. The translation of this quarterly information into English has been made for the convenience of readers outside Brazil.



Belo Horizonte, May 15, 2003


/S/ Deloitte Touche Tohmatsu                     /S/ Jose Carlos Amadi

DELOITTE TOUCHE TOHMATSU                         Jose Carlos Amadi
Auditores Independentes                          Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED BALANCE SHEETS
MARCH 31, 2003 AND DECEMBER 31, 2002
(Expressed in thousands of Brazilian reais - R$)
-----------------------------------------------------------------------------------------------------------------------------------

A  S  S  E  T  S
----------------

                                                              Consolidated                                  Company
                                                  --------------------------------------  -----------------------------------------
                                                      March 31,         December 31,            March 31,           December 31,
                                                        2003                2002                  2003                  2002
                                                  ----------------  --------------------  --------------------  -------------------
CURRENT ASSETS:
  Cash and cash equivalents                              278,340               122,975               183,980                50,303
  Accounts receivable                                    861,224               882,421               846,003               842,631
  Consumers - Special rate adjustment                    269,977               257,577               269,977               257,577
  Concessionaires - Energy transportation                 20,386                18,271                20,386                18,271
  Distributors - Energy supply                            93,732                82,476                93,732                82,476
  Recoverable taxes                                       76,145                21,322                72,339                15,576
  Materials and supplies                                  19,787                20,663                13,073                13,086
  Prepaid expenses - CVA                                   1,555               225,833                 1,555               225,833
  Electricity Rationing Plan - Bonus paid to
     consumers and adoption costs incurred                27,312                     -                27,312                     -
  Receivables from Federal Government - Revenue
     losses from low-income consumers                     63,956                42,386                63,956                42,386
  Other                                                  109,261               145,848               130,371               152,752
                                                      ----------            ----------            ----------            ----------
                                                       1,821,675             1,819,772             1,722,684             1,700,891
                                                      ----------            ----------            ----------            ----------

NONCURRENT ASSETS:
  Receivable from Minas Gerais State Government          819,899               754,960               819,899               754,960
  Consumers - Special rate adjustment                  1,145,441             1,149,563             1,145,441             1,149,563
  Prepaid expenses - CVA                                 521,332               195,208               521,332               195,208
  Tax credits                                            539,795               540,839               518,685               520,393
  Marketable securities                                   72,506                53,138                72,506                53,138
  Electricity Rationing Plan - Bonus paid to
     consumers and adoption costs incurred                24,643                52,083                24,643                52,083
  Distributors - Energy supply                           463,357               462,640               463,357               462,640
  Recoverable taxes                                       91,083                81,583                79,368                68,432
  Escrow deposits                                         66,878                66,317                66,786                66,225
  Other                                                   96,351               106,248                96,155               105,944
                                                      ----------            ----------             ---------            ----------
                                                       3,841,285             3,462,579             3,808,172             3,428,586
                                                      ----------            ----------            ----------             ---------

PERMANENT ASSETS:
  Investments                                            686,330               608,657             1,263,250             1,155,472
  Property, plant and equipment                        7,915,158             7,897,782             7,301,702             7,294,189
  Deferred charges                                        23,991                25,096                   869                 1,045
                                                      ----------            ----------            ----------            ----------
                                                       8,625,479             8,531,535             8,565,821             8,450,706
                                                      ----------            ----------            ----------            ----------
                               Total assets           14,288,439            13,813,886            14,096,677            13,580,183
                                                      ==========            ==========            ==========            ==========

The accompanying condensed notes are an integral part of these financial statements.


                                                                3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED BALANCE SHEETS
MARCH 31, 2003 AND DECEMBER 31, 2002
(Expressed in thousands of Brazilian reais - R$)
---------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

                                                               Consolidated                             Company
                                                  -------------------------------------     -------------------------------------
                                                      March 31,           December 31,         March 31,           December 31,
                                                         2003                 2002                2003                 2002
                                                  ------------------  --------------------------------------  -------------------
SHORT-TERM LIABILITIES:
    Suppliers                                            1,084,685            1,274,725          1,058,955            1,230,972
    Taxes payable                                          277,023              150,757            269,233              144,504
    Loans and financing                                    949,654              834,203            925,559              801,598
    Payroll and related charges                            103,543              108,515            102,357              107,295
    Dividends and interest on capital                      204,274              211,106            203,987              210,827
    Employee post-retirement benefits                      176,981              180,992            176,981              180,992
    Regulatory charges                                     151,090               93,856            150,822               93,796
    Other                                                  104,989              106,492            103,650               90,782
                                                        ----------           ----------         ----------            ---------
                                                         3,052,239            2,960,646          2,991,544            2,860,766
                                                        ----------           ----------         ----------            ---------

LONG-TERM LIABILITIES:
    Loans and financing                                  1,752,981            1,716,489          1,652,216            1,613,038
    Debentures                                             913,047              834,052            913,047              834,052
    Employee post-retirement benefits                    1,603,588            1,656,488          1,603,588            1,656,488
    Suppliers                                              354,758              334,295            354,758              334,295
    Reserve for contingencies                              333,971              315,045            333,971              315,045
    Taxes payable                                          331,005              216,640            331,005              216,640
    Other                                                   85,418               70,313             83,858               68,976
                                                        ----------           ----------         ----------            ---------
                                                         5,374,768            5,143,322          5,272,443            5,038,534
                                                        ----------           ----------         ----------           ----------

MINORITY INTEREST                                           28,742               29,035                  -                    -

SHAREHOLDERS' EQUITY:
   Capital                                               1,621,538            1,621,538          1,621,538            1,621,538
   Capital reserves                                      4,032,222            4,032,222          4,032,222            4,032,222
   Income reserves                                             113                    -                113                    -
   Retained earnings                                       151,694                    -            151,694                    -
                                                        ----------           ----------         ----------            ---------
                                                         5,805,567            5,653,760          5,805,567            5,653,760
   Funds for future capital increase                        27,123               27,123             27,123               27,123
                                                        ----------           ----------         ----------            ---------
                                                         5,832,690            5,680,883          5,832,690            5,680,883
                                                        ----------           ----------         ----------           ----------
    Total liabilities and shareholders equity           14,288,439           13,813,886         14,096,677           13,580,183
                                                        ==========           ==========         ==========           ==========


The accompanying condensed notes are an integral part of these financial statements.


                                                                4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(Expressed in thousands of Brazilian reais - R$, except for per share data)
---------------------------------------------------------------------------------------------------------------------------------



                                                                          Consolidated                         Company
                                                                -------------------------------      ----------------------------
                                                                       Three month periods               Three month periods
                                                                         ended March 31,                   ended March 31,
                                                                -------------------------------      ----------------------------
                                                                    2003               2002            2003               2002
                                                                ----------            ---------      ---------          ---------
 OPERATING REVENUES:
    Electricity sales                                            1,457,840            1,179,895      1,444,157          1,173,369
    Special rate adjustment                                              -              315,164              -            315,164
    Other operating revenues                                       125,922               80,968         72,350             56,293
                                                                ----------            ---------      ---------          ---------
                                                                 1,583,762            1,576,027      1,516,507          1,544,826

  DEDUCTIONS FROM OPERATING REVENUES:                             (495,704)            (337,223)      (482,285)          (334,629)
                                                                  ---------          -----------      ---------        -----------
 Net operating revenues                                          1,088,058            1,238,804      1,034,222          1,210,197
                                                                 ---------            ---------      ---------          ---------
  OPERATING EXPENSES:
    Personnel                                                     (157,384)            (133,275)      (153,351)          (132,178)
    Materials and supplies                                         (20,239)             (15,971)       (19,830)           (15,902)
    Outside services                                               (64,739)             (51,503)       (62,995)           (49,939)
    Charges for use of water resources                             (11,444)              (8,673)       (11,203)            (8,444)
    Electricity purchased for resale                              (291,933)            (359,974)      (291,933)          (359,974)
    Use of basic transmission network                              (77,206)             (64,891)       (77,206)           (64,891)
    Depreciation and amortization                                 (140,464)            (132,423)      (130,979)          (128,502)
    Employee post-retirement benefits                               (6,529)             (54,250)        (6,529)           (54,250)
    Operating provisions                                           (40,497)             (14,245)       (39,623)           (14,245)
    Fuel consumption quota - CCC                                   (92,718)             (69,537)       (92,718)           (69,537)
    Gas purchased for resale                                       (25,807)             (17,915)             -                  -
    Employee profit sharing                                         (4,079)              (4,125)        (4,069)            (4,125)
    Other                                                          (31,930)             (36,190)       (29,180)           (35,128)
                                                                 ---------            ---------      ---------          ---------
                                                                  (964,969)            (962,972)      (919,616)          (937,115)
                                                                   -------              -------        -------            -------
 Income from operations before equity in subsidiaries and
    financial income (expenses)                                    123,089              275,832        114,606            273,082
                                                                ----------           ----------     ----------         ----------
 EQUITY IN SUBSIDIARIES                                                  -                    -          9,431              1,450
                                                                ----------           ----------     ----------         ----------
 FINANCIAL INCOME (EXPENSES)
    Financial income                                               294,532              150,764        284,476            148,978
    Financial expenses                                            (136,474)             (84,260)      (132,130)           (82,123)
                                                                ----------           ----------     ----------         ----------
                                                                   158,058               66,504        152,346             66,855
                                                                ----------           ----------     ----------         ----------
 Income from operations                                            281,147              342,336        276,383            341,387
                                                                ----------           ----------     ----------         ----------
 NON-OPERATING EXPENSES, NET                                        (9,309)              (6,977)        (9,174)            (6,977)
                                                                ----------           ----------     ----------         ----------
 Income before taxes on income                                     271,838              335,359        267,209            334,410
                                                                ----------           ----------     ----------         ----------
    Income and social contribution tax credits                    (120,415)            (115,280)      (115,515)          (114,463)
                                                                ----------           ----------     ----------         ----------
 Income before minority interest                                   151,423              220,079        151,694            219,947
  MINORITY INTEREST                                                    271                 (132)             -                  -
                                                                ----------           ----------     ----------         ----------
 NET INCOME FOR THE PERIOD                                         151,694              219,947        151,694            219,947
                                                               ===========          ===========    ===========        ===========
 NUMBER OF THOUSANDS OF SHARES                                 162,084,691          158,931,714    162,084,691        158,931,714
                                                               ===========          ===========    ===========        ===========
 INCOME PER THOUSAND SHARES - R$                                   0.00094              0.00138        0.00094            0.00138
                                                               ===========          ===========    ===========        ===========

The accompanying condensed notes are an integral part of these financial statements.


                                                                5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED CONDENSED NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2003
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)
------------------------------------------------------------------------------

1) THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company"), a company organized under the laws of the Federative Republic of Brazil, is an electric power utility concessionaire and public utility controlled by the Government of the State of Minas Gerais, Brazil (the "State Government"). Its principal activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy, as well as in certain related business activities.

The Company has equity interests in the following operating companies:

     o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

     o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderurgicas de Minas Gerais - USIMINAS;

     o Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.19% interest) - Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the Minas Gerais State Government to distribute gas in the State of Minas Gerais;

     o Empresa de Infovias S.A. ("Infovias") (99.92% interest) - Its principal activities are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable, and other electronic equipment. Infovias owns 64.91% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in the State of Minas Gerais; and

     o Efficientia S.A. - ("Efficientia") (100.00% interest) - Its principal activities are rendering efficiency, optimization and energy solutions services to energy supply facilities. Efficientia S.A. initiated operations in the first quarter of 2003.

Additionally, the Company has a 100.00% interest in each of the following pre-operating stage companies:

     o Horizontes Energia S.A. - Its principal activities are expected to be the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina.

     o Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. - Their principal activities are expected to be the production and sale of electric energy, as independent power producers.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The accounting practices, methods and criteria used by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2002, including consolidation criteria.

The financial statements of controlled companies used to calculate the equity and consolidation are dated March 31, 2003, except those with respect to GASMIG, which are dated February 28, 2003.

3) CONSUMERS - SPECIAL RATE ADJUSTMENT

In December 2001, the Federal Government, through the Camara de Gestao da Crise de Energia Eletrica (the Federal Government's electric energy crisis committee or the "Energy Crisis Committee"), and the electricity distribution and generation concessionaires entered into an agreement entitled Acordo Geral do Setor Eletrico ("General Agreement of the Electricity Sector"). This agreement was entered into to ensure the economic and financial equilibrium of the concession contracts and to reimburse concessionaires for lost revenues related to the period when the Electricity Rationing Plan was in force, through a special rate adjustment.

Law No. 10,438, of April 26, 2002, and the Energy Crisis Committee's Resolution No. 91, of December 21, 2001, established a special rate adjustment applicable as of December 27, 2001. The rate increases were set forth in the Energy Crisis Committee's Resolution No. 130, of April 30, 2002, as follows:

          I. an increase of 2.90% for rural and residential consumers (excluding low-income consumers), street lighting and high tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and meet certain criteria, related to charge and demand energy factors which were determined in the Resolution.

          II.  an increase of 7.90% for all other consumers.

The special rate adjustment mentioned above is being applied to reimburse concessionaires for the following items:

     a. Billing losses in the period from June 1, 2001 to February 28, 2002, representing the difference between the Company's estimated revenue, assuming that the Electricity Rationing Plan had not been implemented, and the actual revenue earned during the rationing period, as established by ANEEL (National Energy Authority). The computation does not include overdue payment losses, which the Company does not expect to be material, and the State VAT.

     b. Variation in Parcel "A" Items (uncontrollable costs as established by the concession contracts) related to the period from January 1, 2001 to October 25, 2001. The amount to be reimbursed is equal to the difference (positive or negative) between the Parcel "A" costs effectively paid and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment.

     c. Amounts to be paid to generators for energy purchased on the MAE from June 1, 2001 to February 28, 2002, at a price exceeding R$49.26/MWh. This asset includes the related taxes and charges on revenues; however, such taxes and charges are not required to be transferred to the generators. Accordingly, taxes and charges are excluded before transferring these amounts to generators. These amounts may change, depending on the litigation currently in progress, filed by market agents, including the Company, related to the interpretation of the market rules in force.

Under ANEEL Resolution No. 484 of August 29, 2002, the special rate adjustment will be in force for a maximum period of 82 months, January 2002 to October 2008. However, management has determined that the special rate adjustment would not be sufficient to recover CEMIG's rationing losses. This determination was based on certain assumptions, the most relevant of which relate to rate adjustments, inflationary rates, SELIC (Brazilian Central Bank overnight interest rate) and CEMIG's growth in the energy market. Accordingly, the Company recorded a provision relating to rationing losses.

Considering that the assumptions used in management's determination may change throughout the recovery period, management is periodically reviewing these projections, and consequently, the provision mentioned in the prior paragraph.

Recovery of credits through the special rate adjustment, under ANEEL Resolution No. 89 of February 25, 2003, is being made as follows: (i) credits mentioned in item "a" have been in the process of being recovered since January 2002; (ii) credits mentioned in items "a" and "c" have been in the process of being recovered simultaneously since January 2003, in the proportion of 69.22% and 30.78%, respectively; and (iii) credits mentioned in item "b" will be the last to be recovered.

The amounts which will be realized through the special rate adjustment described in items "a" and "b" above are being restated based on SELIC until the month of their effective recovery.

50% of the credits described in item "c" above is being monetarily restated based on SELIC as from January 1, 2003. The remaining 50% will be monetarily restated after the conclusion of the MAE settlement, estimated to occur after the completion of audit work. These procedures were established by ANEEL Resolution No. 36, as of January 29, 2003.

Through Resolutions No. 480 to 482, as of August 29, 2002, ANEEL approved the amounts of billing losses and recovery of variations of the Parcel "A" items.

Despite ANEEL Resolution No. 483, of August 29, 2002, which approved the amounts to be paid to generators for the energy purchased on the MAE during the rationing period, CEMIG recorded such transactions based on updated information provided by MAE in October 2002, which resulted from the MAE's revision of the calculation criteria and which are higher than amounts approved in the mentioned Resolution.

ICMS (State VAT) on the special rate adjustment, related to future billings, which is estimated at R$400,780, only becomes an obligation once the customers are billed. However, because the Company's only responsibility is to transfer this tax from consumers to the State tax authorities, the Company did not record this obligation in advance.

The amounts to be recovered through the special rate adjustments mentioned in items "a", "b" and "c" are as follows:

                                                                                       Company and Consolidated
                                                                -------------------------------------------------------------------
                                                                                    March 31,                      December 31,
                                                                                      2003                             2002
                                                                ------------------------------------------------  -----------------
                                                                                       SELIC
                                                                   Principal        restatement       Total           Total
                                                                ----------------   --------------- -------------  -----------------
Billing losses during the Electricity Rationing Period                 876,848           189,843     1,066,691          1,023,379

Amounts collected                                                     (262,594)                -      (262,594)          (218,168)
                                                                ----------------   --------------- -------------  -----------------
                                                                       614,254           189,843       804,097            805,211

Recovery of spot market amounts by generators                          456,176            13,045       469,221            456,176

Amounts collected                                                      (11,361)                -       (11,361)                 -
                                                                ----------------   --------------- -------------  -----------------
                                                                       444,815            13,045       457,860            456,176

Recovery of uncontrollable cost variations relating to Parcel
   "A"                                                                 245,299            95,863       341,162            323,380
                                                                ----------------   --------------- -------------  -----------------
                                                                     1,304,368           298,751     1,603,119          1,584,767

( - ) Provision for losses on the realization of the special
   rate adjustment                                                    (177,627)          (10,074)     (187,701)          (177,627)
                                                                ----------------   --------------- -------------  -----------------
                                                                     1,126,741           288,677     1,415,418          1,407,140
                                                                ================   =============== =============  =================

Current assets                                                                                         269,977            257,577
Noncurrent assets                                                                                    1,145,441          1,149,563
                                                                                                     =========          =========


                                                                 9

The proceeds of Special rate adjustments to be paid to generators, as described in item "c", are as follows:

                                                                                  Company and Consolidated
                                                           -------------------------------------------------------------------
                                                                               March 31,                      December 31,
                                                                                 2003                             2002
                                                           ------------------------------------------------  -----------------
                                                                                  SELIC
                                                              Principal        restatement       Total           Total
                                                           ----------------   --------------- -------------  -----------------
 Amounts to be paid to generators                                 418,269            12,056        430,325            418,269
 ( - ) Transference made                                           (4,410)                -         (4,410)                 -
                                                           ----------------   --------------- -------------  -----------------
                                                                  413,859            12,056        425,915            418,269
                                                           ================   =============== =============  =================

 Short-term liabilities                                                                             71,157             83,974
 Long-term liabilities                                                                             354,758            334,295
                                                                                              =============  =================

4) WHOLESALE ENERGY MARKET - MAE

(a) Obligations and rights from MAE transactions

As established by the General Agreement of the Electricity Sector, the difference between the amounts paid to generators and distributors related to MAE transactions during the period in which the Electricity Rationing Plan was in force and the amount of R$49.26/MWh will be reimbursed through the special rate adjustment.

According to ANEEL Resolution No. 36, dated January 29, 2003, after March 2003, distribution concessionaires should collect and transfer, on a monthly basis, the special rate adjustment amounts to generators and distributors, including CEMIG, that have amounts receivable.

Of the Special rate adjustment credits to be transferred from distribution concessionaires to CEMIG, corresponding to approximately R$8,263 as of March 31, 2003, CEMIG had received R$3,739. Some distribution concessionaires are not transferring to CEMIG the Special rate adjustments because they believe, based on ANEEL Resolution No. 36 and ANEEL Technical Note No. 004/2003, that CEMIG is challenging the General Agreement of the Electricity Sector because it is contesting the methodology applied to calculate CEMIG's obligations resulting from MAE transactions (see item "b" of this note) and for this reason, such distribution concessionaires are prevented from transferring such amounts.

However, CEMIG does not believe that the injunction granted in December 2002, contesting the methodology applied to calculate the CEMIG's rights and obligations, represents a challenge of the General Agreement of the Electricity Sector. Therefore, the Company is contesting restrictions included in ANEEL Resolution No. 36 and ANEEL Technical Note No. 004/2003, to eliminate any sanction or restriction on CEMIG's ability to receive amounts due.

The amounts to be received from distribution concessionaires are recorded in Current and Noncurrent Assets, under Distributors - Energy supply.

50% of CEMIG's rights and obligations are being monetarily restated based on the SELIC variation, as from January 1, 2003. The remaining 50% will be monetarily restated after the conclusion of MAE settlement.

CEMIG's rights and obligations related to MAE transactions, are set forth below:

                                                                                             March 31,           December 31,
                                                                                                2003                2002
                                                                                         -------------------  ------------------
ASSETS
Current
Distributors - Energy supply                                                                       93,732              82,476
Noncurrent
Distributors - Energy supply                                                                      463,357             462,640
                                                                                         -------------------  ------------------
                                                                                                  557,089             545,116
                                                                                         ===================  ==================
LIABILITIES
Current
Suppliers                                                                                         457,875             770,578
                                                                                         -------------------  ------------------
                                                                                                  457,875             770,578
                                                                                         ===================  ==================

The MAE's revision of certain assumptions used to calculate the stated amounts, differences between CEMIG's estimates and the effective values, and judicial claims currently in progress, filed by market agents, related to the interpretation of the market rules in force, may change the amounts recorded.

(b) Financial settlement of the MAE transactions

On February 18, 2003, CEMIG settled part of its outstanding obligations relating to MAE transactions, in the amount of R$335,482, using financing provided by BNDES.

CEMIG is required to settle the remaining outstanding MAE amounts after the completion of an audit on the amounts due by the agents and additional financing to be provided by BNDES.

The amounts paid to MAE were calculated according to an injunction granted to CEMIG on December 25, 2002, determining that CEMIG should be considered as both a distributor and generator for purposes of recording of MAE transactions, notwithstanding ANEEL Resolution No. 447, of August 23, 2002, which determined that CEMIG should be considered as a distribution concessionaire only, not considering its generation activities.

The amounts provided by MAE, in accordance with the injunction, represented a R$122,000 decrease in CEMIG's net liabilities. However, because the methodology to be used to calculate CEMIG's rights and obligations is still pending, the Company opted to keep the amounts previously recorded, according to ANEEL Resolution No. 447.

5) CASH AND CASH EQUIVALENTS

                                                       Consolidated                                  Company
                                         -----------------------------------------  ------------------------------------------
                                              March 31,            December 31,          March 31,           December 31,
                                                2003                   2002                2003                  2002
                                         -------------------  --------------------  -------------------  ---------------------
Banks                                              135,123                20,162              132,344                 18,280
Short term investments                             143,217               102,813               51,636                 32,023
                                         -------------------  --------------------  -------------------  ---------------------
                                                   278,340               122,975              183,980                 50,303
                                         ===================  ====================  ===================  =====================

The majority of the short-term investments of CEMIG and its subsidiaries are invested in Bank Deposit Certificates and debentures issued by third parties (Note 28), indexed primarily to the CDI (Interbank Certificate of deposit rate) variation.

6) ACCOUNTS RECEIVABLE

                                                           Consolidated
---------------------------------------------------------------------------------------------------------------------------------
                                                                    Past due        Past due           Total            Total
                                                                  accounts - up    accounts -        March 31,      December 31,
                    Consumer Class                   Current       to 90 days     over 90 days         2003             2002
-------------------------------------------------  -----------  ---------------- --------------    -------------   --------------
Residential                                           182,924         112,925          13,757          309,606          313,693
Industrial                                            127,413          31,601          78,308          237,322          301,764
Commercial                                             85,474          46,627          14,653          146,754          129,322
Rural                                                  22,677          11,076           5,067           38,820           38,321
Public authorities                                     12,168          22,666          14,228           49,062           38,948
Public lighting                                        12,574          33,978          27,049           73,601           45,526
Public services                                         7,666          31,710          27,375           66,751           66,769
                                                   -----------  ---------------- --------------    -------------   --------------
Subtotal - Consumers                                  450,896         290,583         180,437          921,916          934,343
Supply to other concessionaries                         9,207               -               -            9,207            6,056
Allowance for doubtful accounts                             -               -         (69,899)         (69,899)         (57,978)
                                                   -----------  ---------------- --------------    -------------   --------------
                                                      460,103         290,583         110,538          861,224          882,421
                                                   ===========  ================ ==============    =============   ==============

                                                             Company
---------------------------------------------------------------------------------------------------------------------------------
                                                                    Past due        Past due           Total            Total
                                                                  accounts - up    accounts -        March 31,      December 31,
                    Consumer Class                   Current       to 90 days     over 90 days         2003             2002
-------------------------------------------------  -----------  ---------------- --------------    -------------   --------------
Residential                                          182,924         112,925          13,757           309,606          313,693
Industrial                                           125,329          31,601          78,119           235,049          268,250
Commercial                                            73,026          46,133          13,220           132,379          123,046
Rural                                                 22,677          11,076           5,067            38,820           38,321
Public authorities                                    12,168          22,666          14,228            49,062           38,948
Public lighting                                       12,574          33,978          27,049            73,601           45,526
Public services                                        7,666          31,710          27,375            66,751           66,769
                                                   -----------  ---------------- --------------    -------------   --------------
Subtotal - Consumers                                 436,364         290,089         178,815           905,268          894,553
Supply to other concessionaries                        9,207               -               -             9,207            6,056
Allowance for doubtful accounts                            -               -         (68,472)          (68,472)         (57,978)
                                                   -----------  ---------------- --------------    -------------   --------------
                                                     445,571         290,089         110,343           846,003          842,631
                                                   ===========  ================ ==============    =============   ==============


7) RECOVERABLE TAXES

                                                     Consolidated                           Company
                                                     -------------------------------------- --------------------------------------

                                                        March 31,        December 31,           March 31,         December 31,
                                                          2003               2002                 2003                2002
                                                     ---------------  --------------------- -----------------  -------------------
Current Assets
State VAT - ICMS                                            32,232                 17,978            23,851               15,239
Income and social contribution tax                          39,874                  2,842            44,747                    -
Other                                                        4,039                    502             3,741                  337
                                                     ---------------  --------------------- -----------------  -------------------
                                                            76,145                 21,322            72,339               15,576
                                                     ===============  ===================== =================  ===================
Noncurrent Assets
State VAT - ICMS                                            91,083                 81,583            79,368               68,432
                                                     ===============  ===================== =================  ===================


The balances of income and social contribution taxes are primarily related to withheld amounts on short-term investments and prepaid tax in 2003 in amounts greater than due amounts. The credits will be offset in 2003.

The State VAT assets of the Company and its subsidiaries will be recovered through offset against State VAT liabilities. Most of the balance recorded as noncurrent assets is subject to a 48-month compensation period, as established by Supplementary Federal Law No. 102/00. The Company is in a legal dispute with the Minas Gerais State Government in order to compensate tax credits in the amount of R$18,843, also recorded as Other - Noncurrent assets.

8) PREPAID EXPENSES - CVA

The balance of the recoverable variation account of Parcel "A" items - "CVA", refers to the difference, beginning October 26, 2001, between the estimated Parcel "A" costs of the Company, used in defining rate adjustments, and payments in respect of parcel "A" items actually made. The variations will be recovered in subsequent annual rate adjustments.

However, as a result of Executive Act No. 116, issued on April 4, 2003, the compensation of the "CVA" costs was postponed for 12 months from April 8, 2003, the date of the next scheduled rate increase.

Additionally, the "CVA" balance, for which compensation was postponed, plus the CVA balance to be calculated for the next 12 months, as from April 8, 2003, will be reimbursed though an increase in electric rates for a period of 24 months, beginning April 8, 2004.

The mentioned Executive Act included in "CVA" the variations of the Energy Development Fund (a fund created by the Federal Government for energy development and competitiveness of energy produced through wind farms, small hydroelectric power plants, biomass, natural gas and coal) as from February 10, 2003.

                                                                            Consolidated and Company
                                                 --------------------------------------------------------------------------------

                                                                                                  Total              Total
                                                                                                March 31,         December 31,
                                                      Principal        SELIC Restatement          2003                2002
                                                 --------------------  ------------------   ------------------  -----------------
System service charges - ESS                                131,813               3,689              135,502            119,589
Itaipu Binacional electricity purchase tariff               351,218              34,202              385,420            323,860
Itaipu Binacional electricity transport tariff                2,983                 524                3,507              2,985
Fuel usage quota - CCC                                      (99,045)             (8,693)            (107,738)           (78,203)
Tariff for use of basic transmission network                 55,918               6,231               62,149             51,610
Energetic Development Account - CDE                          40,455                   -               40,455                  -
Charges for use of water resources                            3,382                 210                3,592              1,200
                                                 --------------------  ------------------   ------------------  -----------------
                                                            486,724              36,163              522,887            421,041
                                                 --------------------  ------------------   ------------------  -----------------

  Current                                                                                              1,555            225,833
  Noncurrent                                                                                         521,332            195,208
                                                                                            ==================  =================

The above-mentioned amounts are updated based on the SELIC rate from the payment date to effective recovery through annual rate adjustments.

The amounts to be compensated, recorded as Current Assets, refer to variations of uncontrollable costs that were included in the annual rate adjustment on April 8, 2002 and are being transferred monthly to operating expenses on a linear basis.

The System service charges - ESS for the period from September 2000 to December 2002 were accrued based on definitive information provided by MAE and for the period from January 2003 to March 2003, were accrued based on Company estimates and are subject to change. These amounts will be monetarily restated based on SELIC, as from the effective payment (a portion was settled in February 2003, as described in Note 4, item b). The amounts recorded may change due to MAE's revision of certain assumptions used to calculate the stated amounts and judicial claims currently in progress, filed by market agents, related to the interpretation of the market rules in force.

9) RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

The remaining balance of the CRC Account (Recoverable Rate Deficit) was transferred to the State Government in 1995, through the CRC Credit Assignment Contract, pursuant to Law No. 8,724/93. This balance is payable monthly, over 17 years beginning June 1, 1998, and accrues annual interest of 6% and is subject to restatement based on the IGP-DI (General Price Index).

In 2002, CEMIG entered into the following amendments with the Minas Gerais State Government:

(a) Second Amendment of the CRC Credit Assignment Contract, signed on October 14, 2002

This Amendment refers to 149 installments, maturing from January 1, 2003 to May 1, 2015, in the total amount of R$1,415,497, as of March 31, 2003. These installments are subject to annual interest of 6% and are updated based on the IGP-DI.

Due to the non-inclusion in the Second Amendment of effective guarantees that would assure the realization of the aforementioned asset, CEMIG recorded an allowance for losses in 2002 that represents the total amount of the referred amendment.

Due to the full allowance recorded, the financial income related to monetary variation and interest on the Second Amendment, from January to March 2003, in the amount of R$94,288, was excluded from the statement of income for 2003. However, in compliance with the Brazilian tax legislation, CEMIG has recorded the federal payable taxes on the mentioned financial income.

The installments of the mentioned Amendment, due from January 1 to May 1, 2003, totaling R$68,517, including monetary variation, interest and fine were not paid. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government, under the conditions established by the contract.

(b) Third Amendment of the CRC Credit Assignment Contract, signed on October 24, 2002

The installments originally due from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002 totaling R$819,899 as of March 31, 2003, including interest and fines over past due installments, were renegotiated with the Minas Gerais State Government to annual interest rate of 12.00% and are updated based on the IGP-DI. They will be paid in 149 monthly installments from January 2003 to May 2015. This Amendment established an additional guarantee which now allows the Company to retain dividends and interest on capital to be paid to the Minas Gerais State Government, as a Company shareholder.

The installments of the Third Amendment, due from January 1 to May 1, 2003, totaling R$52,281, including monetary variation, interest and fine were not paid. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government, under the conditions established by the contract.

The projection of the Company's future operations indicates that the dividends attributable to the Minas Gerais State Government will be sufficient to assure the full realization of the asset related to the Third Amendment.

Management will monitor future events, which may impact the Company's dividend payment projection, in order to conclude if the above-mentioned guarantee is still effective or an additional allowance under this amendment is necessary.

10) INCOME AND SOCIAL CONTRIBUTION TAXES



(a) Tax credits

The Company and its subsidiaries have tax credits recorded as noncurrent assets. The income tax credits are recorded at a 25.00% rate and social contribution tax credits are recorded at a 9.00% rate. The composition of the balances is as follows:

                                                                   Consolidated                               Company
                                                         ---------------------------------        ---------------------------------

                                                         March 31,           December 31,         March 31,            December 31,
                                                            2003                 2002               2003                   2002
                                                         ---------           -------------        ---------            ------------
                             Tax credits on:

Tax loss carryforwards                                     254,000                 233,724          232,994                213,359
Employee post retirement benefits                           79,548                 113,081           79,548                113,081
Reserve for contingencies                                  135,338                 126,799          135,338                126,799
Accrual for voluntary termination program - PDV              9,214                   9,214            9,214                  9,214
Allowance for doubtful accounts                             23,318                  19,750           23,318                 19,750
Reserve for PASEP/COFINS - Special Rate Adjustment
                                                            26,404                  26,214           26,404                 26,214
Other                                                       11,973                  12,057           11,869                 11,976
                                                         ---------           -------------        ---------            ------------
                                                           539,795                 540,839          518,685                520,393
                                                         =========           =============        =========            ============


CEMIG's Board of Directors approved, on March 27, 2003, the analysis made by CEMIG's Financial and Investor Relations Office on the projected future results of operations, adjusted to present value. According to such analysis, the Company may be able to realize the tax credits set forth above over a ten-year maximum period, in compliance with CVM Resolution No. 371, published on June 27, 2002. CEMIG's Fiscal Council, on March 27, 2003, received such study for consideration.

In accordance with CEMIG's estimates, future taxable income is expected to permit realization of the tax credits, as of March 31, 2003 as follows:

                                                              Consolidated          Company
                                                            -----------------     -------------
               2003                                               117.886              117.782
               2004                                               114.461              114.032
               2005                                                96.812               94.632
               2006                                                32.032               28.320
               2007                                                34.412               30.130
               2008 to 2010                                       123.702              115.853
               2011 to 2012                                        20.490               17.936
                                                            -----------------     --------------
                                                                  539.795              518.685
                                                            =================     ==============

CEMIG has tax credits not recognized in its financial statements, in the amount of R$19,364, resulting from management estimates that certain obligations, due to their nature, will be realized in a period over ten years.

Additionally, Infovias has tax credits not recognized in its financial statements, in the amount of R$5,902, resulting from estimates of future results of operations approved by the Company's Board of Directors.

(b) Reconciliation of income tax and social contribution tax expenses

The reconciliation between the nominal expense of income tax (25% rate) and social contribution tax (9% rate) and the effective expense presented in the statement of income is as follows:

                                                                            Consolidated                        Company

                                                                    -----------------------------  ------------------------------

                                                                       Three months ended               Three months ended
                                                                           March 31,                         March 31,
                                                                    -----------------------------  ------------------------------
                                                                         2003          2002            2003            2002
                                                                    -------------  --------------  --------------  --------------

Income before taxes on income                                           271,838         335,359         267,209         334,410
Income and social contribution expenses - nominal                       (92,425)       (114,022)        (90,851)       (113,699)
Tax effects on:
   Allowance for losses on receivable from Minas Gerais State
        Government                                                      (32,037)                        (32,037)
   Reversal of social contribution tax on additional monetary
        restatement                                                      (2,331)         (1,605)         (2,331)         (1,605)
   Equity pick-up in subsidiaries                                             -               -           3,206             493
   Contributions and grants not deductible                                 (957)           (749)           (957)           (749)
   Other                                                                  7,335           1,096           7,455           1,097
Income and social contribution tax expenses in income statement        (120,415)       (115,280)       (115,515)       (114,463)
                                                                    =============  ==============  ==============  ==============


11) BONUS, NET OF SURCHARGE, AND COSTS TO BE REIMBURSED AS A RESULT OF THE ELECTRICITY RATIONING PLAN


Through the Energy Crisis Committee, the Federal Government established electric energy consumption targets for all consumers of areas affected by the Electricity Rationing Plan in force during the period from June 2001 to February 2002. A financial bonus was established for residential consumers whose electric energy consumption was lower than the target, and surcharges were established for all consumers whose consumption exceeded the target, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee. The balances related to the bonus, costs and surcharge, to be reimbursed by the Federal Government, are as follows:

                                                                                                Consolidated and Company
                                                                                         ---------------------------------------
                                                                                             March 31,           December 31,
                                                                                               2003                  2002
                                                                                         ------------------    -----------------

Bonus paid to consumers that consumed less than the target consumption                           24,101               24,229
Costs incurred related to the adoption of the Electricity Rationing Plan in excess
  of the 2.00% surcharge on consumer tariffs.                                                    27,854               27,854
                                                                                         ------------------    -----------------
                                                                                                 51,955               52,083
                                                                                         ------------------    -----------------

Current                                                                                          27,312                    -
Noncurrent                                                                                       24,643               52,083
                                                                                         ==================    =================

Part of the surcharges, in the total amount of R$24,101, were not collected from consumers since they were subject to a judicial dispute during the Electricity Rationing Plan. As a result, ANEEL has not reimbursed the Company for the bonuses relating to the unbilled surcharge. This issue is under negotiation with ANEEL, and CEMIG does not expect losses on the realization of this amount.

In conformity with ANEEL Resolution No. 600, dated October 31, 2002, the operation costs related to the adoption of the Electricity Rationing Plan in excess of the 2.00% surcharge on consumer rates are expected to be recovered, after approval by ANEEL, through an increase in electricity rates in force after April 8, 2003.

12) RECEIVABLES FROM FEDERAL GOVERNMENT - REVENUE LOSSES FROM LOW-INCOME
CONSUMERS


The new classification criteria established by the Federal Government for low-income consumers resulted in a decrease in revenues from electricity sales to final customers in the amount of R$63,956 (R$42,386 in 2002 and R$21,570 in 2003), due to the lower rate applied to those customers.

The loss on revenue in 2002 will be reimbursed by the Federal Government according to criteria not yet established. Accordingly, in compliance with ANEEL's request, CEMIG recorded these losses under this caption against electricity sales to final customers in 2002 and 2003.


13)   INVESTMENTS

                                                                       Consolidated                            Company
                                                               ----------------------------------  -------------------------------
                                                               March 31,             December 31,    March 31,        December 31,
                                                                 2003                    2002          2003               2002
                                                               ----------            ------------  ------------       ------------
Equity in subsidiaries
     Empresa de Infovias S.A.                                          -                     -          229,014            205,110
     Companhia de Gas de Minas Gerais - GASMIG                         -                     -           89,208             84,035
     Usina Termica Ipatinga S.A.                                       -                     -           77,272             76,321
     Sa Carvalho S.A.                                                  -                     -           95,563            100,119
     Horizontes Energia S.A.                                           -                     -           64,258             64,232
     Cemig Capim Branco Energia S.A.                                   -                     -           12,273             12,233
     Cemig PCH S.A.                                                    -                     -           17,133             14,929
     UTE Barreiro S.A.                                                 -                     -            4,526              4,448
     Efficientia S.A.                                                  -                     -            1,565              1,435
                                                               ----------            ------------  ------------       ------------
                                                                       -                     -          590,812            562,862
In consortiums                                                   666,363               588,910          654,091            576,674
Goodwill on purchase of Infovias                                   9,510                 9,510            9,510              9,510
Other investments                                                 10,457                10,237            8,837              6,426
                                                               ----------            ------------  ------------       ------------
                                                                 686,330               608,657        1,263,250          1,155,472
                                                               ==========            ============  ============       ============


(a) The principal information related to consolidated subsidiaries as of March 31, 2003, is as follows:


                                                                                                             Three months
                                                                                                            ended March 31,
                                                                        March 31, 2003                           2003
                                                        ------------------------------------------------   ------------------
                                                        Cemig Interest                   Shareholders'     Net income (loss)
      Subsidiaries                                            (%)           Capital         equity
                                                        ----------------  ------------  ----------------   ------------------

     Empresa de Infovias S.A.                                     99.92       291,000           229,190              (3,785)
     Companhia de Gas de Minas Gerais -GASMIG *                   95.19        46,067            93,735                6,078
     Usina Termica Ipatinga S.A.                                 100.00        74,634            77,272                  951
     Sa Carvalho S.A.                                            100.00        86,833            95,563                4,244

     Horizontes Energia S.A.                                     100.00        62,871            64,258                    -
     Cemig Capim Branco Energia S.A.                             100.00             1            12,273                    -
     Cemig PCH S.A.                                              100.00             1            17,133                    -
     UTE Barreiro S.A.                                           100.00             1             4,526                    -
     Efficientia S.A.                                            100.00            10             1,565                (466)



In the first quarter of 2003, CEMIG made payments relating to a capital increase in Infovias in the amount of R$26,568.

The independent accountants' report on the financial statements of Infovias, as of December 31, 2002, included comments on: (i) deferred income and social contribution taxes for which realization was based on management profit projections which depend on contracts which are under negotiation; and (ii) need of additional resources from shareholders or third-parties to fund its operations, as well as to ensure the recoverability of its assets at the amounts recorded in its financial statements, until Infovias' own operating revenues reach a level sufficient to absorb these amounts. The interim financial statements of Infovias for the quarter ended March 31, 2003 are still being prepared.

(b) Consortiums

CEMIG and its subsidiary, Cemig Capim Branco Energia S.A., are partners with other companies in certain consortiums for electricity generation projects. The consortiums, which are not separate legal entities, were created to manage the related concession contracts. The Company maintains accounting records of its share in the consortium assets which are jointly managed with the other consortium partners, as follows:

                                                                                          ---------------------------------------
                                                                            CEMIG's
                                                                         Participation      March 31, 2003      December 31, 2002
                                                                        ---------------   ------------------   ------------------
  In Operation
      Porto Estrela Hydroelectric Power Plant                                33.33%                  37,393               37,600
      Igarapava Hydroelectric Power Plant                                    14.50%                  49,948               50,304
      Funil Hydroelectric Power Plant                                        49.00%                 150,646              130,392

  Under Construction
      Queimado Hydroelectric Power Plant                                     82.50%                 163,351              144,771
      Aimores Hydroelectric Power Plant                                      49.00%                 252,753              213,607
                                                                                          ------------------   ------------------
Total Company                                                                                       654,091              576,674
Cemig Capim Branco S.A.
      Capim Branco Hydroelectric Power Plants I and II                       21.05%                  12,272               12,236
Total Consolidated                                                                                  666,363              588,910
                                                                                          =================    ==================


The realization of Consortiums investments will occur simultaneously with depreciation on the Consortiums', Property, Plant and Equipment, calculated on a straight-line basis, according to rates established by ANEEL.

14) PROPERTY, PLANT AND EQUIPMENT

                                                                     Consolidated                              Company
                                                        ------------------------------------  -------------------------------------
                                       Annual average
                                     depreciation rate      March 31,         December 31,        March 31,           December 31,
                                             %                2003                2002               2003                2002
                                     -----------------  ------------------ -----------------  -------------------  ----------------
    In service
       Generation-
         Hydroelectric                       2.47              5,514,557         5,512,899            5,366,177          5,364,519
         Thermoelectric                      1.83                215,223           216,656              130,639            132,072
       Transmission                          3.08              1,029,931         1,021,836            1,029,931          1,021,836
       Distribution                          5.21              6,729,971         6,680,138            6,729,971          6,680,138
       Administration                        9.63                268,091           266,601              268,091            266,601
       Other                                 7.48                384,242           379,014                    -                  -
                                                        ------------------ -----------------  -------------------  ----------------
                                                              14,142,015        14,077,144           13,524,809         13,465,166
    Accumulated depreciation and
       amortization
       Generation                                             (2,166,849)       (2,131,769)          (2,147,029)        (2,114,013)
       Transmission                                             (472,454)         (465,022)            (472,454)          (465,022)
       Distribution                                           (2,714,350)       (2,654,365)          (2,714,350)        (2,654,365)
       Administration                                           (139,889)         (133,596)            (139,889)          (133,596)
       Other                                                     (43,516)          (34,978)                   -                  -
                                                        ------------------ -----------------  -------------------  ----------------
                                                              (5,537,058)       (5,419,730)          (5,473,722)        (5,366,996)
                                                        ------------------ -----------------  -------------------  ----------------
    Total in service                                           8,604,957         8,657,414            8,051,087          8,098,170
                                                        ------------------ -----------------  -------------------  ----------------
    Construction in progress-
       Generation                                                277,937           220,360              253,300            198,217
       Transmission                                              121,824           107,312              121,824            107,312
       Distribution                                              439,330           442,921              439,330            442,921
       Administration                                             38,076            33,000               38,076             33,000
       Other                                                      34,949            22,206                    -                  -
                                                        ------------------ -----------------  -------------------  ----------------
    Total construction in progress                               912,116           825,799              852,530            781,450
                                                        ------------------ -----------------  -------------------  ----------------
    Total                                                      9,517,073         9,483,213            8,903,617          8,879,620
                                                        ------------------ -----------------  -------------------  ----------------
    Special liabilities                                       (1,601,915)       (1,585,431)          (1,601,915)        (1,585,431)
                                                        ------------------ -----------------  -------------------  ----------------
    Total, net                                                 7,915,158         7,897,782            7,301,702          7,294,189

Special liabilities refers primarily to consumers' contributions to support construction necessary to meet energy supply orders. Our obligation to satisfy these Special liabilities depends on ANEEL's disposition at the end of the distribution concessions through reduction of residual value of Property, plant and equipment to define the value that the Federal Government will pay to concessionaires. According to accounting principles and electric energy sector legislation in force in Brazil, these amounts are not subject to updating, amortization or depreciation.

15) SUPPLIERS

                                                                     Consolidated                              Company
                                                        ------------------------------------  -------------------------------------
                                                            March 31,         December 31,        March 31,           December 31,
                                                              2003                2002               2003                2002
                                                        ------------------ -----------------  -------------------  ----------------
 Short Term
 Electricity suppliers
 Furnas                                                            448,902           259,437             448,902           259,437
     Wholesale Energy Market - MAE                                 457,875           770,578             457,875           770,578
   Transfer to Generators                                           71,157            83,974              71,157            83,974
     Other                                                          34,177            30,636              34,177            30,636
                                                               ----------- ----------------   ------------------   ---------------
                                                                 1,012,111         1,144,625           1,012,111         1,144,625
 Supplies and services                                              72,574           130,100              46,844            86,347
                                                                ----------- ----------------   ------------------   ---------------
                                                                 1,084,685         1,274,725           1,058,955         1,230,972
                                                                =========== ================   ==================   ===============
 Long Term

 Electricity suppliers -

   Transfer to Generators                                          354,758           334,295             354,758           334,295
                                                                =========== ================   ==================   ===============

The amounts to be paid related to energy purchased on the spot market and system service charges - ESS during the period from September 2000 to December 2002 were recorded based on information provided by MAE. The amounts related to the period from January 2003 to March 2003 were accrued based on Company estimates. A portion of these liabilities were settled in February 2003 (Note
4).

The amounts recorded may change due to MAE's revision of certain assumptions used to calculate the stated amounts and judicial claims currently in progress, filed by market agents, including the Company, related to the interpretation of the market rules in force.

As of March 31, 2003, CEMIG had overdue amounts to be paid to Furnas, relating to purchase of energy from Itaipu, in the amount of R$203,511, which R$101,140 was paid on April 2003.

16) TAXES PAYABLE

                                                                     Consolidated                              Company
                                                        ------------------------------------  -------------------------------------
                                                            March 31,         December 31,        March 31,           December 31,
                                                              2003                2002               2003                2002
                                                        ------------------ -----------------  -------------------  ----------------
Current
   Income Tax                                                   66,548             20,559            66,548                  17,259
   Social Contribution Tax                                      23,839             27,856            23,839                  27,380
   ICMS (State VAT)                                            134,084             44,982           127,604                  44,240
   COFINS (tax on revenue)                                      25,995             29,646            25,351                  28,938
   INSS (social security)                                       12,694             11,828            12,387                  11,482
   Other                                                         8,768              8,930             8,516                   8,913
                                                                 5,095              6,956             4,988                   6,292
                                                        ------------------ -----------------  -------------------  ----------------
                                                               277,023            150,757           269,233                 144,504
                                                        ================== =================  ===================  ================
Long Term
   Income Tax                                                  195,333            111,651           195,333                 111,651
   Social Contribution Tax                                      70,320             40,195            70,320                  40,195
   COFINS                                                       46,743             46,255            46,743                  46,255
   PASEP                                                        18,609             18,539            18,609                  18,539
                                                        ------------------ -----------------  -------------------  ----------------
                                                               331,005            216,640           331,005                 216,640
                                                        ================== =================  ===================  ================


The federal taxes recorded under long-term liabilities refer to net deferred obligations on assets and liabilities in accordance with the General Agreement of Electricity Sector. The increase in net obligations is due to the payment of a portion of MAE obligations in February 2003.

The Company negotiated with certain financial institutions to prepay part of the State VAT on December 30, 2002, originally due on January 2, 2003, totaling R$76,000. The Company realized a financial gain in this transaction, based on the Interbank certificate of deposit rate- CDI variation.

17) LOANS, FINANCING AND DEBENTURES

Composition of loan, financing and debentures by currency and indexes is as follows:

                                                                      Consolidated                              Company
                                                         ------------------------------------  -----------------------------------
                                                             March 31,         December 31,        March 31,          December 31,
                                                               2003                2002               2003               2002
                                                         ----------------  -------------------  ----------------  ----------------
Currency -

   U.S. dollar                                                1,829,372            1,994,957         1,711,134         1,872,393
   EURO                                                          34,247               73,037            34,247            73,037
   Unit of account (basket of currencies)                        41,509               51,053            41,509            51,053
                                                         ----------------  -------------------  ----------------  ----------------
                                                              1,905,128            2,119,047         1,786,890         1,996,483
   Indice Geral de Precos - IGP-M (General Price Index)       1,177,289            1,076,252         1,177,289         1,076,252
   Indice Interno da Eletrobras - FINEL (Eletrobras
      Internal Index)                                           151,196              154,028           151,196           154,028
   UFIR (Tax Reference Unit)                                    159,995              152,228           159,995           152,228
   SELIC (Brazilian benchmark interest rate)                    336,339                    -           336,339                 -
   Other                                                         49,805               37,815            43,183            24,323
                                                         ----------------  -------------------  ----------------  ----------------
                                                              1,874,624            1,420,323         1,868,002         1,406,831

Escrow accounts (1)
   Income based on CDI (Interbank certificate of deposit)
      rates                                                     (59,156)             (52,130)          (59,156)          (52,130)
   Income based on U.S. dollar variation
                                                               (104,914)            (102,496)         (104,914)         (102,496)
                                                         ----------------  -------------------  ----------------  ----------------
                                                               (164,070)            (154,626)         (164,070)         (154,626)
                                                         ----------------  -------------------  ----------------  ----------------
                                                              3,615,682            3,384,744         3,490,822         3,248,688
                                                         ================  ===================  ================  ================

(1) Refers to restricted use funds for payment of foreign currency-denominated financing, in compliance with Banco Central do
Brasil - BACEN (Brazilian Central Bank) Resolution No. 2,515 of June 29, 1998.

The variations in the principal currencies and indexes used to restate the loans, financing and debentures are as follows:

                                                        Quarterly                                                 Quarterly
                                                        Variation                                                 Variation
                       Currency                             %                          Indexes                        %
  ---------------------------------------------------- ------------- ---------------------------------------  -----------------

  U.S. dollar                                                (5.10)   Indice Geral de Precos - IGP-M
                                                                          (General Price Index)                        6.27
  Euro                                                       (0.94)   Indice Interno da Eletrobras - FINEL
                                                                          (Eletrobras Internal Index)                  1.59
  Unit of account (Basket of currencies)                      0.53

Certain of the Company's loan, financing and debenture contracts, in the total amount of R$510,946 as of March 31, 2003, of which R$328,613 are classified as long-term liabilities, contain certain financial covenants that, in the event of noncompliance, may cause the amounts due under the contracts to become immediately due. In addition, the Company has financing contracts that contain cross-default clauses. The Company has obtained waivers from the creditors that are parties to contracts that contain covenants with respect to which it is not in compliance. These waivers affirm that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amounts due as of December 31, 2002, March 31, 2003 and for most contracts, June 30, 2003. The Company believes that the noncompliance with the debt covenants was an unusual event, and that its operations for 2003 are expected to allow full compliance with debt covenants. Loan, financing and debentures are classified as current and long-term liabilities according to the original contract terms, in compliance with the waivers obtained.

18) RESERVE FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business and relating to tax, labor, civil and other issues.

The Company believes that any loss in excess of the amounts provided for, in respect of such contingencies, will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable, CEMIG has recognized reserves for losses:

The composition of provisions recorded is as follows:

                                                                                             Consolidated and Company
                                                                                     ------------------------------------------
                                                                                          March 31,              December 31,
                                                                                             2003                    2002
                                                                                     ---------------------   ------------------
             Labor claims                                                                       76,620               69,706
             Civil lawsuits - Consumers                                                         91,533               85,727
             Social contribution tax                                                            96,495               93,137
             Finsocial (tax on revenue)                                                         19,558               19,393
             Civil lawsuits - Others                                                            27,929               26,157
             Other                                                                              21,836               20,925
                                                                                     ---------------------   ------------------
                                                                                               333,971              315,045
                                                                                     =====================   ==================

Certain details relating to such reserves are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$95,776, as of March 31, 2003 (R$87,133 as of December 31, 2002). The Company recorded in the first quarter ended March 31, 2003 reserve in the amount of R$6,914 (R$910 in the first quarter of 2002). CEMIG determines the amounts to be reserved based on the nature of the group of claims and the most recent court decisions.


(b) Civil lawsuits - Consumers

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's economic stabilization "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers' claims and recent court decisions.

The total estimated exposure to the Company for those claims, fully provided for, was R$91,533 as of March 31, 2003 (R$85,727 at December 31, 2002).

(c) Social contribution tax

The Company is deducting the amounts of depreciation, amortization and write-off of supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. The Company estimates that its potential exposure in this matter is approximately R$96,495, as of March 31, 2003 (R$93,137 at December 31, 2002). The amount is fully provisioned.

(d) Finsocial (tax on revenue)

In 1994, CEMIG was fined by the Brazilian federal tax authorities due to the exclusion of State VAT from the Finsocial calculation, a tax on billing extinguished in 1992. The Company estimates that its potential exposure in this matter is approximately R$19,558 as of March 31, 2003 (R$19,393 at December 31, 2002). The amount is fully provisioned.

(e) Other

Other reserves are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

(f) Legal proceedings in which a favorable outcome is probable

CEMIG has other relevant legal proceedings with respect to which the Company believes that a favorable outcome is probable. Certain details relating to such matters are as follows:

     (i) Litigation involving FORLUZ with possible financial effects on CEMIG

     The Company is defending, together with FORLUZ, a claim brought by its employees' labor union ("Sindieletro") contesting the suspension of increases in the Company's required contribution to the pension fund pursuant to periodic monetary restatements. The total amount sought in this claim is R$633,878. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related thereto.

     In addition, some of Forluz's participants are contesting a change in the pension fund's contribution adjustment index from IGP-DI to IPCA of IPEAD (consumer price index calculated by Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University). The total amount sought in this claim is R$281,985. Management believes that if the outcome is not favorable to Forluz, the additional obligation will be guaranteed by Forluz's surplus, and does not expect to incur losses related to such claim. Therefore, and considering that FORLUZ has a meritorious defense to such claim, no accrual has been recorded for this claim.

     (ii) Income and social contribution taxes on post retirement benefits

     On October 11, 2001, the Brazilian federal tax authorities issued an assessment notice relating to a R$232,155 discrepancy with respect to tax credits recorded by CEMIG in 2001 that had been partially recovered during the year. These credits result from the change in accounting method for recording post-retirement benefit liabilities, as required by CVM Deliberation No. 371/00. CEMIG is defending the tax assessment notice administratively against the tax authorities. No reserve has been recorded as a result of this notice, since the Company believes that the procedures which generated the tax credits are legally sound.

     The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2001 and 2002. As a result, the Brazilian federal tax authorities issued a decision against such offset due to the tax assessment mentioned above. CEMIG's total potential exposure as of March 31, 2003 is approximately R$177,835. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds, which support the procedures adopted.

     (iii) COFINS

     The Company began contesting the payment of COFINS (tax on revenue) beginning in 1992. As a result of an unfavorable court ruling, the Company paid R$239,266 of COFINS tax on July 30, 1999.

     The Federal Government is claiming that the Company owes approximately R$136,388 in additional fines and interest relating to the non-payment of COFINS. The Company is contesting such claims. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

     (iv) Regulatory agency acts

     ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$197,206 because of a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. The Company believes that it has a meritorious defense against such claim and has therefore recorded no reserve in respect thereto.

     On January 16, 2003, ANEEL sent a notice to the Company alleging that it had failed to obtain necessary ANEEL authorization relating to the Company's 5-year contract with Infovias related to the furnishing of data and rendering of services related to geo-technology services. ANEEL may seek to impose a fine upon the Company relating to this matter. The maximum applicable penalty is a fine in an amount equal to 2.00% of CEMIG's revenues during the 12-month period immediately prior to the imposition of the fine. The Company believes that it has a meritorious defense to such claim and has therefore recorded no accrual in respect of such claim.

     (v) Civil lawsuits - Consumers

     Various consumers brought civil class-action claims against CEMIG contesting rate adjustments applied in prior years, including the special rate adjustment and the Emergency Capacity Charge (Encargo de Capacidade Emergencial) applied starting in 2002. The Company believes that it has a meritorious defense to such claims and has therefore recorded no reserve.

     The Company is a defendant, with others enterprises of Consortium of Capim Branco I and Capim Branco II hydroelectric power plants, in a class action lawsuit contesting the construction of such plants. Additionally, the Brazilian Attorney General's Office brought a lawsuit seeking to nullify the Aimores Power Plant concession. Management believes that it has a meritorious defense to these lawsuits and, consequently, does not expect them to prevent the construction and operation of mentioned plants and the realization of related assets.


19) EMPLOYEE POST-RETIREMENT BENEFITS

Since 1973, the Company has been the sponsor of Fundacao Forluminas de Seguridade Social - FORLUZ, a non-profit entity with the purpose of providing its associates, participants and their dependants with additional income to supplement the government pension, in accordance with the pension plan to which they are linked.

FORLUZ offers its associates the following supplementary pension plans:

Mixed Benefit Plan - A defined contribution plan for normal retirement and a defined benefit plan for coverage of active participant's disability and death. The Company's contribution is equivalent to the associate's monthly basic contributions and is the only plan available for new participants.

Settled Benefit Plan - Includes all retired participants who opted for this plan and the balances, at the option date, of active participants who opted for migrating from the Defined Benefit Plan to the above-mentioned Mixed Benefit Plan.

Defined Benefit Plan - Benefit plan adopted by FORLUZ up to 1998, in which the Federal Government Social Security benefit is supplemented in relation to the actual average salary of the employee's final years of service in the Company.

In addition to the pension plans provided by FORLUZ, the Company also pays part of the life insurance premium for its retirees and of the health care plan for employees, retirees and their dependants. These plans are also managed by FORLUZ.

The changes in net post-retirement liabilities are as follows:

                                                                Defined Benefit
                                                                 Pension Plan              Health care          Life insurance
                                                               -------------------      -------------------    -------------------
Net liabilities as of December 31, 2002                             1,392,088                198,175                247,217
Net periodic cost recorded in the income statement                     (8,276)                 6,383                  8,422
Contributions paid                                                    (56,231)                (4,168)                (3,041)
                                                               -------------------      -------------------    -------------------
Net liabilities as of March 31, 2003                                1,327,581                200,390                252,598
                                                               ===================      ===================    ===================

Part of the deficit in FORLUZ's actuarial reserves in the amount of R$1,537,044 as of March 31, 2003 (R$1,495,334 at December 31, 2002) was
recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system ("Price Table"), subject to annual restatement in accordance with the salary correction index for the Company's employees (not including productivity) included in the defined benefit plan and subject to IPCA - IPEAD for other plans, plus 6% per year.

20) SHAREHOLDERS' EQUITY

The change in shareholders' equity is as follows:

                    Balance as of December 31, 2002                                                    5,680,883
                    Reversal of dividends                                                                    113
                    Net income for the quarter ended March 31, 2003                                      151,694
                                                                                                ------------------
                    Balance as of March 31, 2003                                                       5,832,690
                                                                                                ==================

In September 1999, the State of Minas Gerais filed a lawsuit seeking to nullify the shareholders' agreement signed in 1997 with Southern Electric Brasil Participacoes Ltda. On August 7, 2001, the Minas Gerais State Court of Appeals declared the shareholders' agreement null and void. Southern Electric Brasil Participacoes Ltda. appealed the decision which was rejected by the Minas Gerais State Court of Appeals on October 2001. Southern Electric Brasil Participacoes Ltda. has appealed the Court's latest decision.

21) ELECTRICITY SALES

The composition of electricity sales to final customers by class is as follows:

                                                                           Consolidated
                                --------------------------------------------------------------------------------------------------
                                                 (Not reviewed by accountants)
                                -----------------------------------------------------------------
                                      No of consumers                         MWh                                R$
                                -----------------------------   ---------------------------------  ------------------------------
                                     Three months ended               Three months ended                 Three months ended
                                         March 31,                         March 31,                         March 31,
                                -----------------------------   ---------------------------------  ------------------------------
                                    2003             2002            2003               2002              2003            2002
                                -------------     -----------   --------------      -------------  ------------------ -----------
Residential                         4,655,848       4,517,756        1,698,335         1,500,186         515,585          381,126
Industrial                             68,255          68,087        5,259,841         5,196,928         562,703          452,737
Commercial                            518,529         506,064          886,503           808,195         228,330          175,706
Rural                                 344,001         326,009          343,294           298,132          59,961           44,851
Public authorities                     43,831          42,055          119,439            96,120          28,656           20,131
Public lighting                         2,145           2,713          249,302           173,569          38,441           23,540
Public services                         6,870           6,591          240,987           221,824          35,259           26,328
Own consumption                         1,339           1,377           14,214            11,302               -                -
Unbilled, net                               -               -                -                 -         (15,345)          16,321
                                -------------     -----------   --------------      -------------  ------------------ -----------
                                    5,640,818       5,470,652        8,811,915         8,306,256       1,453,590        1,140,740
Supply to other concessionaries             4               4           52,168            89,633           4,250            6,882
MAE transactions                            -               -                -                 -               -           32,273
                                -------------     -----------   --------------      -------------  ------------------ -----------
Total                               5,640,822       5,470,656        8,864,083         8,395,889       1,457,840        1,179,895
                                -------------     -----------   --------------      -------------  ------------------ -----------


                                                               25

                                                                           Consolidated
                                --------------------------------------------------------------------------------------------------
                                                 (Not reviewed by accountants)
                                -----------------------------------------------------------------
                                      No of consumers                         MWh                                R$
                                -----------------------------   ---------------------------------  ------------------------------
                                     Three months ended               Three months ended                 Three months ended
                                         March 31,                         March 31,                         March 31,
                                -----------------------------   ---------------------------------  ------------------------------
                                    2003             2002            2003               2002              2003            2002
                                -------------     -----------   --------------      -------------  ------------------ -----------
Residential                        4,655,848       4,517,756        1,698,335       1,500,186            515,585          381,126
Industrial                            68,253          68,085        5,084,837       4,965,690            549,020          446,211
Commercial                           518,529         506,064          886,503         808,195            228,330          175,706
Rural                                344,001         326,009          343,294         298,132             59,961           44,851
Public authorities                    43,831          42,055          119,439          96,120             28,656           20,131
Public lighting                        2,145           2,713          249,302         173,569             38,441           23,540
Public services                        6,870           6,591          240,987         221,824             35,259           26,328
Own consumption                        1,339           1,377           14,214          11,302                  -                -
Unbilled, net                              -               -                -              -             (15,345)          16,321
                                -------------     -----------   --------------      -------------  ------------------ -----------
                                   5,640,820       5,470,650        8,636,911       8,075,018          1,439,907        1,134,214
Supply to other concessionaries            4               4           52,168          89,633              4,250            6,882
MAE transactions                           -               -                -               -                  -           32,273
                                -------------     -----------   --------------      -------------  ------------------ -----------
Total                              5,640,820       5,470,654        8,689,079       8,164,651          1,444,157        1,173,369
                                =============     ===========   ==============      =============  ================== ===========


22) OTHER OPERATING REVENUES

                                                                            Consolidated                      Company
                                                                   -------------------------------  -----------------------------
                                                                        Three months ended              Three months ended
                                                                             March 31,                       March 31,
                                                                   -------------------------------  -----------------------------
                                                                       2003             2002            2003           2002
                                                                   ---------------  --------------  --------------  -------------

Use of basic transmission network                                          58,130          38,070          58,130         38,070
Gas sales                                                                  43,975          24,059               -              -
Fuel consumption quota                                                      3,755           8,543           3,755          8,543
Regulated services                                                          1,629           1,545           1,629          1,545
Services rendered                                                          14,587           3,658           4,990          3,658
Rent and leasing                                                            3,592           3,648           3,592          3,648
Other                                                                         254           1,445             254            829
                                                                   ---------------  --------------  --------------  -------------
                                                                          125,922          80,968          72,350         56,293
                                                                   ===============  ==============  ==============  =============


23) DEDUCTIONS FROM OPERATING REVENUES

                                                                            Consolidated                      Company
                                                                   -------------------------------  -----------------------------
                                                                        Three months ended              Three months ended
                                                                             March 31,                       March 31,
                                                                   -------------------------------  -----------------------------
                                                                       2003             2002            2003           2002
                                                                   ---------------  --------------  --------------  -------------


 State VAT (ICMS) on sales to final consumers                             321,698         241,891         311,609        240,592
 Tax on billing - COFINS                                                   47,434          45,256          45,632         44,279
 Global reserve for reversion quota - RGR                                  30,412          35,768          30,189         35,667
 Tax on billing - PASEP                                                    25,667           9,805          24,788          9,594
 Emergency capacity charge                                                 70,229           4,447          69,978          4,447
 Other                                                                        264              56              89             50
                                                                   ---------------  --------------  --------------  -------------
                                                                          495,704         337,223         482,285        334,629
                                                                   ===============  ==============  ==============  =============

CEMIG collected, in March 2003, retroactive amounts related to the Emergency capacity charge for the period from July 2, 2002 to August 10, 2002, in the amount of R$29,985. This charge was not collected in the prior year due to a class action injunction which did not allow the amounts to be collected. On April 2003, CEMIG collected the remaining parcel, in the amount of R$16,483.

CEMIG pays the State VAT on the Special rate adjustment according to collection of the amounts in power bills.

24) ELECTRICITY PURCHASED FOR RESALE

                                                                                               Consolidated and Company
                                                                                        ---------------------------------------
                                                                                                  Three months ended
                                                                                                      March 31,
                                                                                        ---------------------------------------
                                                                                              2003                 2002
                                                                                        ------------------   ------------------

Itaipu Binacional (through FURNAS)                                                               251,198              223,764
Energy traded on spot market - MAE                                                                 5,577               61,018
Initial contracts                                                                                 29,780               30,086
Special rate adjustment - transfer to generators                                                       -               42,987
Other                                                                                              5,378                2,119
                                                                                        ------------------   ------------------
                                                                                                 291,933              359,974
                                                                                        ==================   ==================

The electricity acquired from ITAIPU is denominated in US dollars and the prices are defined by ANEEL.

25) OTHER EXPENSES

                                                                              Consolidated                      Company
                                                                     -------------------------------  -----------------------------
                                                                          Three months ended              Three months ended
                                                                               March 31,                       March 31,
                                                                     -------------------------------  -----------------------------
                                                                          2003             2002            2003           2002
                                                                     ---------------  --------------  --------------  -------------

Fuel consumption quota                                                       3,693           8,543           3,693          8,543
Rentals and leasing                                                          3,122           3,926           3,057          3,902
Grants and donations                                                         2,815           2,960           2,815          2,960
Advertising                                                                  1,422           3,436           1,422          3,432
ANEEL inspection fee                                                         2,911           2,880           2,869          2,855
Own consumption - Electric energy                                            2,958           2,307           2,527          2,212
MAE contribution                                                               832           2,109             832          2,109
Technological and scientific national fund                                   3,225           2,616           3,145          2,574
Other taxes (real estate, vehicle, etc.)                                     3,861           2,276           2,600          2,257
General expenses                                                             7,091           5,137           6,220          4,284
                                                                     ---------------  --------------  --------------  -------------
                                                                            31,930          36,190          29,180         35,128

The fuel costs incurred for the purpose of electricity generation are reimbursed by Centrais Eletricas Brasileiras S.A. - ELETROBRAS and are recorded as other operating revenues.

26) FINANCIAL INCOME (EXPENSES)

                                                                              Consolidated                      Company
                                                                     -------------------------------  -----------------------------
                                                                          Three months ended              Three months ended
                                                                               March 31,                       March 31,
                                                                     -------------------------------  -----------------------------
                                                                          2003             2002            2003           2002
                                                                     ---------------  --------------  --------------  -------------

Financial income:
  Investment income earned                                                19,476          30,149           15,672         28,367
  Late charges on past-due electricity bills                              13,385           7,835           13,385          7,835
  Interest and monetary restatement on receivable from Minas Gerais
    State Government                                                      64,939          41,838           64,939         41,838
  Monetary restatement on special rate adjustment                         74,139          62,340           74,139         62,340
  Foreign exchange gains                                                 108,319           5,857          102,477          5,856
  Taxes on financial income (PASEP and COFINS)                           (16,273)         (5,687)         (16,179)        (5,687)
  Other                                                                   30,547           8,432           30,043          8,429
                                                                    -------------- ---------------  ---------------  -------------
                                                                         294,532         150,764          284,476        148,978

Financial expenses:
  Interest on loans and financing                                        (74,204)        (56,513)         (70,771)       (54,697)
  Monetary restatement - electricity suppliers                           (26,363)        (15,708)         (26,363)       (15,708)
  Foreign exchange losses                                                 (2,491)         (1,976)          (2,491)        (2,131)
  Monetary restatement on loans and financing                            (36,461)         (4,056)         (36,461)        (4,056)
  Financial transaction tax ("CPMF")                                      (8,704)         (5,134)          (8,356)        (4,902)
  Provision for valuation of marketable securities                        25,905           5,400           25,905          5,400
  Other                                                                  (14,156)         (6,273)         (13,593)        (6,029)
                                                                    -------------- ---------------  ---------------  -------------
                                                                        (136,474)        (84,260)        (132,130)       (82,123)
                                                                    -------------- ---------------  ---------------  -------------
                                                                         158,058          66,504          152,346         66,855
                                                                    ============== ===============  ===============  =============

Financial charges and inflationary/exchange effects on financing of construction in progress during the three-month period ended March 31, 2003, in the amounts of R$18,301 and R$32,797, respectively, were transferred to Property, plant and equipment and Investments (R$5.525 of financial charges and R$359 of inflationary/exchange effects during the three-month period ended March 31, 2002).

The interest and monetary restatement on Receivable from Minas Gerais State Government, shown in the table above, are related to the Third Amendment signed with the Minas Gerais State Government, taking into account that a full provision for losses has been recorded on the Second Amendment. More information see Note 9.

27) PRINCIPAL TRANSACTIONS WITH RELATED PARTIES

The main balances and transactions with related parties are as follows:


                                                                      March 31, 2003                    December 31, 2002
                                                               ------------------------------  ----------------------------------
                                                               Minas Gerais                      Minas Gerais
                                                                  State                             State
                                                                Government         FORLUZ         Government          FORLUZ
                                                              ---------------  --------------  ----------------  ----------------
                               ASSETS

Current assets
  Accounts receivable                                                  10,408               -             7,843                 -
  Recoverable taxes
     State VAT - ICMS                                                  23,851               -            15,239                 -
  Other
     Advances for welfare benefits                                          -          17,641                 -            17,641
Noncurrent assets
  Receivable from Minas Gerais State Government                       819,899               -           754,960                 -
Recoverable taxes
     State VAT- ICMS                                                   79,368               -            68,432                 -

                               LIABILITIES

Current liabilities
  Taxes payable-
     State VAT - ICMS                                                 127,604               -            44,240                 -
  Dividends and interest on capital                                    50,418               -            50,418                 -
  Employee post-retirement benefits                                         -         176,981                 -           180,992
  Other
     Transfer of contributions                                              -          14,751                 -            15,938
Long-term liabilities
  Debentures                                                           27,106               -            25,507                 -
  Employee post-retirement benefits                                         -       1,603,588                 -         1,656,488

                                                                    Three months ended                 Three months ended
                                                                      March 31, 2003                     March 31, 2002
                                                               ------------------------------  ----------------------------------
                               INCOME STATEMENT

Electricity sales to final customers                                    6,589               -             4,489                 -
Deductions from operating revenues - State VAT (ICMS)                (311,609)              -          (240,592)                -
Employee post-retirement benefits                                           -          (6,529)                -           (54,250)
Personnel expenses                                                          -          (8,421)                -            (7,160)
Financial income-
     Monetary restatement and interest on receivable
       from Minas Gerais State Government                              64,939               -            41,838                 -
Non-operating expenses-
     FORLUZ - management expenses                                           -          (1,380)                -            (2,198)

The Accounts receivable from the Minas Gerais State Government in the amount of R$10,408 are overdue. Management does not expect losses on the realization of this asset.

28) FINANCIAL INSTRUMENTS

(a) Financial instruments

The financial instruments used by CEMIG, all recorded on its financial statements, are: Cash and cash equivalents, Accounts receivable, Receivable from Minas Gerais State Government, Marketable securities and Loans and financing.

These instruments are managed through monitoring policies and operational strategies focused on liquidity, profitability and safety. The Company operates with banks which meet financial strength and trustworthiness guidelines, according to pre-defined management criteria. The Company's control policy includes continually comparing rates with market levels. The investments of CEMIG and its subsidiaries in other securities, as of March 31, 2003, are as follows:

     o The swap transactions of CEMIG and its subsidiaries are purchased from financial institutions, in the amount of R$2,165 and R$17,845, respectively, through the transfer of public or private securities issued by third parties. These securities have repurchase clauses. The contracts define the repurchase final date and interest rate, which is based on the CDI. The Company and its subsidiaries have the right to call for early redemption of these securities without penalty or loss.

     o Hedge transactions are contracted by CEMIG to reduce the exchange rate risk from the valuation of the US dollar compared to the Brazilian real, in the amount of US$14,387 thousand, equivalent to R$48,241. The gain or loss on these operations arising from the differences between the actual exchange variation and the exchange variation agreed with financial institutions are recognized on the accrual basis.

          As of May 14, 2003, CEMIG had hedge transactions, in the amount of US$57,272 thousand, for short-term foreign debt, which replaced contracts' indexes from U.S. Dollar to CDI variation.

(b) The Company has Brazilian National Treasury Notes acquired from the State Government of Minas Gerais, with final maturity on April 15, 2024, subject to restatement based on the U.S. dollar exchange variation and interest on the restated face value of 6.00% per year (from April 15, 2000 to maturity).

                                                          March 31, 2003
                                                      -----------------------

                    Face value                                   202,723
                    Market value                                  72.506

These securities are recorded at market value, determined based on a quotation from ANDIMA (National Association of Open Market Institutions). This asset is recorded under Marketable securities in noncurrent assets.


29) CORPORATE REORGANIZATION

Currently, CEMIG's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. However, pursuant to CEMIG's principal concession agreements and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, CEMIG has to restructure its business, resulting in the "unbundling" of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According to the concession agreements, CEMIG was to have completed the reorganization process by December 31, 2000.

ANEEL later granted the Company an extension to September 21, 2002 to complete the unbundling process.

The Minas Gerais State Government, the major shareholder, considering that the "unbundling" must be approved in advance by the State Legislature, submitted to the Minas Gerais State Legislature, on March 2, 2001, a bill proposing the restructuring of the Company into three companies, but as this legislation has not yet been adopted, the reorganization process has not yet been completed. Additionally, The Company has submitted an extension request to ANEEL, which has not yet been answered.

On November 11, 2002, ANEEL fined the Company the amount of R$5,507, because CEMIG had not concluded the "unbundling". No accrual has been recorded for this claim, as the Company believes it has a meritorious defense against the fine and any other possible penalties that may be imposed regarding this matter.


30) SUBSEQUENT EVENTS

Periodic Rate Review

The periodic rate review process refers to the revision, every 5 years, of the authorized electricity rates that CEMIG may charge for the distribution of electric energy. in determining the authorized rates, ANEEL considers the Company's structural costs and market changes and return on its investments.


Due to the CEMIG periodic rate review occurred in the present year, the electricity rates were increase by an average of 31.53% and have been in force since April 8, 2003.

31) STATEMENTS OF CASH FLOWS

The individual (Company) and consolidated statements of cash flows for the three-month periods ended March 31, 2003 and 2002 are presented for additional analysis and are not required as part of the basic interim financial statements.

                                                                  Consolidated                               Company
                                                       --------------------------------------  ------------------------------------
                                                              Three month periods                      Three month periods
                                                                ended March 31,                          ended March 31,
                                                       --------------------------------------  ------------------------------------
                                                            2003                   2002               2003                 2002
                                                       ---------------     ------------------  ----------------     ---------------
CASH FLOWS FROM OPERATIONS:
 Net income for the period                                   151,694                219,947           151,694             219,947
 Items not affecting cash -
   Depreciation and amortization                             140,464                132,423           130,979             128,502
   Special rate adjustment                                         -               (315,164)                -            (315,164)
   Purchased energy from MAE - suppliers                           -                (32,272)                -             (32,272)
   Energy purchased on spot market                                 -                 42,986                 -              42,986
   Disposals of property, plant and equipment, net             7,561                  6,464             7,561               6,464
   Equity in subsidiaries                                          -                      -            (9,431)             (1,450)
   Interest and monetary variations, net                    (128,368)               (78,657)         (125,682)            (78,794)
   Deferred income and social contribution taxes               1,044                 35,720             1,708              37,433
   Provisions for operating losses                            16,948                 12,662            16,948              12,662
   Employee post-retirement benefits                           6,529                 54,250             6,529              54,250
   Other                                                        (294)                     -                 -                   -
                                                       ---------------     ------------------  ----------------     ---------------
                                                             195,578                 78,359           180,306              74,564
                                                       ---------------     ------------------  ----------------     ---------------

   (Increase) Decrease in assets -
   Accounts receivable                                         7,344                (69,043)          (17,225)            (73,889)
   Consumers - Special rate adjustment                        55,787                 42,769            55,787              42,769
   Recoverable taxes                                         (54,823)                57,273           (56,763)             57,095
   Other current assets                                       10,020                 (6,017)           (5,049)             (4,327)
   Prepaid expenses - CVA                                    (84,613)               (29,709)          (84,613)            (29,709)
   Other noncurrent assets                                      (155)               (11,031)           (1,580)            (11,374)
                                                       ---------------     ------------------  ----------------     ---------------
                                                             (66,440)               (15,758)         (109,443)            (19,435)
                                                       ---------------     ------------------  ----------------     ---------------
   Increase (Decrease) in liabilities -
   Suppliers                                                (198,447)                53,405          (180,424)             58,279
   Taxes payable                                             240,631                111,105           239,094             112,111
   Payroll and related charges                                (4,972)               (13,572)           (4,938)            (13,579)
   Regulatory charges                                         57,234                 (1,426)           57,026              (1,293)
   Loans and financing                                        7,532                  27,353             8,661              30,066
   Employee post-retirement benefits                        (63,440)                (41,046)          (63,440)            (41,046)
   Electricity Rationing Plan - Bonus paid to consumers
     and adoption costs incurred in excess of surcharge           -                 (78,780)                -             (78,780)
     applied to consumers
   Other                                                     13,642                  (5,740)           36,550              (5,212)
                                                       ---------------     ------------------  ----------------     ---------------
                                                             52,180                  51,299            92,529              60,546
                                                       ---------------     ------------------  ----------------     ---------------
CASH PROVIDED BY OPERATING ACTIVITIES                       181,318                 113,900           163,392             115,675
                                                       ===============     ==================  ================     ===============


                                                                 31

                                                                  Consolidated                               Company
                                                       --------------------------------------  ------------------------------------
                                                              Three month periods                      Three month periods
                                                                ended March 31,                          ended March 31,
                                                       --------------------------------------  ------------------------------------
                                                            2003                   2002               2003                 2002
                                                       ---------------     ------------------  ----------------     ---------------
CASH FLOWS FROM FINANCING ACTIVITY
 Proceeds from long-term financing                           393,227                 18,445            393,227              18,445
 Payments on loans and financing                            (170,573)              (100,489)          (163,191)           (100,489)
 Special liabilities                                          16,484                 28,213             16,484              28,213
 Advanced billings of electric power                               -                (15,716)                 -             (15,716)
 Dividends and interest on capital                            (6,719)                  (421)            (6,727)               (421)
                                                       ---------------     ------------------  ----------------     ---------------
                                                             232,419                (69,968)           239,793             (69,968)
                                                       ---------------     ------------------  ----------------     ---------------

TOTAL CASH PROVIDED                                          413,737                 43,932            403,185              45,707
                                                       ---------------     ------------------  ----------------     ---------------

CASH USED IN INVESTING ACTIVITIES
   Additions to investments                                  (77,816)               (48,803)          (107,262)            (58,350)
   Increase in property, plant and equipment                (180,556)               (83,440)          (162,246)            (81,085)
   Increase in deferred charges                                    -                 (1,977)                 -                   -
                                                       ---------------     ------------------  ----------------     ---------------
                                                            (258,372)              (134,220)          (269,508)           (139,435)
                                                       ---------------     ------------------  ----------------     ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                             155,365                (90,288)           133,677             (93,728)
                                                       ===============     ==================  ================     ===============

CHANGES IN CASH AND CASH EQUIVALENTS
   At beginning of the period                                122,975                696,088             50,303             642,492
   At end of the period                                      278,340                605,800            183,980             548,764
                                                       ---------------     ------------------  ----------------     ---------------
                                                             155,365                (90,288)           133,677             (93,728)
                                                       ===============     ==================  ================     ===============


                                                                32

                                                                        Item 2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF CONSOLIDATED OPERATIONS:
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003 COMPARED TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2002

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net Income

The Company and its subsidiaries (the "CEMIG Group") had net income of R$151,694 in the three-month period ended March 31, 2003 compared to a net income of R$219,947 in the three-month period ended March 31, 2002.

In the first three months of 2003, consolidated income was positively impacted by an increase in electricity sales and financial income arising from the appreciation of the Brazilian real against the U.S. dollar. In the prior period, the result was positively impacted due, primarily, to special rate adjustment revenue in the amount of R$315,164.


Electricity gross sales

Electricity gross sales revenues were R$1,457,840 in the three-month period ended in March 31, 2003 compared to R$1,179,895 in the three-month period ended in March 31, 2002, an increase of 23.56%. This result was due primarily to:

o    an average rate increase of 10.51% starting in April 8, 2002;
o an increase in Emergency capacity charge collected in the three-month period ended in March 31, 2003;
o    a 5.55% increase in electricity volume to sold final customers.


Electricity sales to final customers
------------------------------------

Electricity sales to final customers were R$1,453,590 in the three-month period ended March 31, 2003 compared to R$1,140,740 in the three-month period ended March 31, 2002, representing an increase of 27.43%. This increase resulted primarily from the rate increase of 10.51% in April 2002 and a 6.06% rise in volume of electricity sales. The Electricity Rationing Plan in force until February 2002 explains the significant change between both periods. Sales to industrial, residential and commercial customers, increased 1.21%, 13.21% and 9.69% respectively.

The Emergency capacity charge, collected in power bills, additionally contributed to the increase in electricity gross sales revenues: R$70,229 in the three-month period ended March 31, 2003 compared to R$4,447 in the three-month period ended March 31, 2002. The significant change between both periods resulted from the retroactive amounts collected, in March 2003, of part of the Emergency capacity charge related to the period from July 2, 2002 to October 8, 2002, in the amount of R$29,985, due to a class action injunction which did not allow the amounts to be collected in the prior year.

              Volume of electricity sold to final consumers - GWh

                                [GRAPH OMITTED]





Electricity supply to other concessionaires
-------------------------------------------

Electricity supply revenues from sales of electricity to other concessionaires were R$4,250 in the three-month period ended in March 31, 2003 compared to R$39,155 in the three-month period ended in March 31, 2002, representing a decrease of 89.15%. This decrease resulted primarily from revenues from energy traded in the spot market ("MAE"), in the prior period, in the amount of R$32,273, corresponding to CEMIG's reimbursement for the difference between the amounts payable to MAE and the price of R$49.26/MWh.


Special rate adjustment revenue
-------------------------------

In accordance with the General Agreement of the Electricity Sector, CEMIG recorded in the three-month period ended March 31, 2002 additional revenue for the special rate adjustment for billing losses and a portion of expenses for energy purchased in the MAE, arising from the Electricity Rationing Plan, in the amount of R$315,164. The amounts recorded as Special rate adjustment revenue are being collected by CEMIG through an additional rate increase in force for a maximum period of 82 months, since January 2002.


Operating expenses

Operating expenses were R$964,969 in the three-month period ended in March 31, 2003 compared to R$962,972 in the three-month period ended in March 31, 2002, an increase of 0.21%, due primarily to an increase in Personnel expenses and Fuel consumption quota, offset by a decrease in Electricity purchased for resale and Employee post-retirement benefits. The main variations in expenses are described below:

Personnel
---------

Personnel expenses were R$157,384 in the three-month period ended in March 31, 2003 compared to R$133,275 in the three-month period ended in March 31, 2002, an increase of 18.09%, due primarily to an increase in salaries of 11.45% in November 2002 and an increase of 2.22% in the average number of CEMIG's employees (11,417 employees in the three-month period ended in March 31, 2003 compared to 11,169 employees in the three-month period ended in March 31,
2002).

Electricity purchased for resale
--------------------------------

Electricity purchased for resale was R$291,933 in the three-month period ended in March 31, 2003 compared to R$359,974 in the same prior period, representing a reduction of 18.90% as a result of a decrease in expenses for energy purchased in the MAE, R$5,577 in the three-month period ended in March 31, 2003 compared to R$61,018 in the three-month period ended in March 31, 2002. The higher amount of MAE expenses in the three-month period ended in March 31, 2002 was due to the higher free energy rates in effect during the Electricity Rationing Plan.

Outside services
----------------

Outside services were R$64,739 in the three-month period ended in March 31, 2003 compared to R$51,503 in the three-month period ended in March 31, 2002, representing an increase of 25.70%, due to the adjustment of prices for service contracts, mainly related to delivery of bills to consumers and maintenance of distribution and transmission lines and electric equipment.


Employee post-retirement benefits
---------------------------------

Employee post-retirement benefit expenses were R$6,529 in the three-month period ended in March 31, 2003 compared to R$54,250 in the three-month period ended in March 31, 2002, a reduction of 87.96%. The decrease was due to a lower increase in projected benefit obligations compared to a higher profitability estimated for plan assets.

Operating provisions
--------------------

Operating provisions were R$40,497 in the three-month period ended in March 31, 2003 compared to R$14,245 in the three-month period ended in March 31, 2002, an increase of 184.29%. This increase was due to the complementary provision for losses on recovery of special rate adjustment in the three-month period ended in March 31, 2003, in the amount of R$10,074, and a provision for judicial contingencies of R$14,492 in the three-month period ended in March 31, 2003 compared to R$3,178 in the three-month period ended in March 31, 2002.

Fuel consumption quota - CCC
----------------------------

Fuel consumption quota - CCC expense of R$92,718 in the three-month period ended in March 31, 2003 compared to R$69,537 in the three-month period ended in March 31, 2002, representing an increase of 33.34%. Fuel consumption quota refers to operating costs of thermoelectric plants in the Brazilian isolated and interconnected energy system prorated among electric company concessionaires through ANEEL resolution.

Financial income (expenses)

The main factors that impacted financial income (expenses) are as follows:

     o Foreign net exchange gains of R$105,828 in the three-month period ended March 31, 2003 compared to R$3,881 in the three-month period ended March 31, 2002, which are primarily related to loans and financing denominated in foreign currencies. In the three-month period ended March 31, 2003, the Brazilian real appreciated 5.10% against the U.S. dollar, compared to a 0.14% devaluation in the same period of 2002.
     o Monetary restatement expenses on loans and financing of R$36,461 in the three-month period ended March 31, 2003 compared to R$4,056 in the three-month period ended March 31, 2002 due primarily to an increase in inflation indexes used to restate loans and financing contracts in local currency. The IGP-M, which is the main index of contracts, presented a variation of 6.27% in the three-month period ended in March 31, 2003 compared to a 0.51% variation in the same prior period.

     o Reversion provision for valuation to market value on National Treasury notes of R$25,905 in the three-month period ended in March 31, 2002 compared to a reversion provision of R$5,400 in the three-month period ended March 31, 2002 due to the lower discount imposed by financial markets on transactions involving Federal Government long-term bonds.

Non-operating expenses, net

Non-operating expenses were R$9,309 in the three-month period ended in March 31, 2003 compared to R$6,977 in the three-month period ended in March 31, 2002, an increase of 33.42%. This increase was due primarily to losses on projects and net losses on deactivation and disposal of Property, plant and equipment.


Income and social contribution taxes

The CEMIG Group recorded income taxes expense of R$120,415 in the three-month period ended in March 31, 2003, representing 44.30% on pre-tax income. In the prior period, the income taxes expense were R$115,280, representing 34.38% on pre-tax income.

In the prior year, the CEMIG Group recorded a loss provision relating to all amounts due under the Second Amendment of the company's receivable from the Minas Gerais State Government. Therefore, the interest and monetary restatement on the mentioned amendment were not recorded in the statement of income since then. However, in compliance with the Brazilian tax legislation, CEMIG has recorded the federal taxes payable on the mentioned financial income. This fiscal procedure explains the increase on percentage of income taxes over pre-tax income.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF COMPANY OPERATIONS: FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003 COMPARED TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2002



Management's discussion and analysis of results of the consolidated operations also substantially covers the results of Company operations for the periods presented.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

OTHER RELEVANT INFORMATION

Information not reviewed by independent accountants


CORPORATE GOVERNANCE

CEMIG has sought to implement the best corporate governance practices in order to optimize its performance and to offer better assurance, through improvements in information disclosed to the markets and to all interested parties, including investors, employees and creditors, facilitating its access to capital. These practices mainly involve transparency, equitable treatment to shareholders and being accountable for the Company's actions.

Highlighted below are practices that CEMIG has already adopted:

     o The notices of general shareholders' meetings set forth in detail the meeting's agenda, including relevant items suggested by shareholders, and such meetings are held at convenient dates and times.

     o The share register, which sets forth the number of shares owned by each shareholder, can be obtained at any time for a service charge, in accordance with Article 100 of Law 6,404 of December 15, 1976.

     o Documentation necessary to evidence the ownership of shares of CEMIG is accurately maintained, in order to permit the participation of its shareholders or their representatives at shareholders' meetings.

     o The Board of Directors, which has a unified term, has 11 technically qualified members, 2 of whom have finance and accounting experience. The Board of Directors seeks to advise CEMIG's executive officers to maximize its return on assets in order to aggregate value for the enterprise.

     o The shareholders' agreement is accessible to all shareholders at CEMIG's headquarters.

     o Preferred shares have priority in the redemption of capital and participate equally with the common shares in net income. At the Shareholders' meeting of April 30, 2002, the Company's Bylaws were changed and the preferred shares became entitled to a minimum annual dividend equal to the greatest of 10.00% of the preferred share capital or 3.00% of the book value of the preferred shares equity. The minimum dividends distributed cannot be less than 25.00% of the adjusted net income for the year, in accordance with Brazilian Corporate Law.

     o On a quarterly basis, the Company discloses reports prepared together with the financial statements to its Fiscal Council, which analyzes and discusses the financial statements, including the related internal and external risk factors.

     o In order to avoid conflicts of interest, the Board of Directors does not authorize its public accountants to provide consulting or other services to CEMIG.

     o CEMIG provides to the members of its Fiscal Council all information that may contribute to analyze the Company's main issues.

     o The Company adopts, in addition to the financial statements prepared in accordance with accounting practices emanating from Brazilian corporate law and with accounting standards established by the CVM - Comissao de Valores Mobiliarios (Brazilian Securities Commission), generally accepted accounting principles in the United States, or US GAAP, in order to prepare financial statements to be filed with the United States Securities and Exchange Commission - SEC.

     o The memorandum of suggestions on accounting and internal control procedures provided to CEMIG by its independent accountants is submitted to the Board of Directors and to the Fiscal Council in order to evaluate the proposals and adoption of applicable measures.

     o Transactions with related parties are disclosed in CEMIG's financial statements.

     o CEMIG's investor relations policy seeks to provide access to a wide range of investors through:
          o CEMIG's Internet home page, which is accessible to all investors and shareholders and contains material information related to CEMIG and its operations.
          o    Broad dissemination of the disclosure of CEMIG's results.
          o Live conferences accessible to everyone through CEMIG's Internet home page.

     o CEMIG has adopted Level 1 of the corporate governance standards established by the Bolsa de Valores de Sao Paulo - BOVESPA (Sao Paulo Stock Exchange).

     o CEMIG has listed depositary receipts on foreign stock exchanges, in New York and Madrid.

     o CEMIG regularly pays dividends to its shareholders in accordance with the provisions of its by-laws.

In addition, CEMIG is considering the adoption of additional corporate governance practices that will be disclosed on a timely basis.

                             FINANCIAL INDICATORS

              Information not reviewed by independent accountants

SHARE VALUE
(Expressed in Brazilian reais per thousand shares)

-----------------------------------------------------------------------------------------------
Item             Unit             March 31,2003     December 31,2002        March 31, 2002
-----------------------------------------------------------------------------------------------
Book value                             35.99              35.03                   44.81
-----------------------------------------------------------------------------------------------
Market value     Common                19.27              23.50                   32.11
                 Preferred             25.26              26.45                   34.60
-----------------------------------------------------------------------------------------------


LIQUIDITY (excluding special liabilities)

--------------------------------------------------------------------------------------------------
Item                 Unit        March 31, 2003        December 31,2002        March 31, 2002
--------------------------------------------------------------------------------------------------
Current ratio        Ratio            0.60                   0.61                   0.80
--------------------------------------------------------------------------------------------------
Overall liquidity    Ratio            0.67                   0.65                   0.87
--------------------------------------------------------------------------------------------------



DEBT LEVEL (excluding special liabilities)

--------------------------------------------------------------------------------------------------------------
Item                       Unit        March 31, 2003          December 31,2002         March 31, 2002
--------------------------------------------------------------------------------------------------------------
Total assets               %               59.18                   58.67                    47.54
--------------------------------------------------------------------------------------------------------------
Shareholders' equity       %              144.97                  142.65                    90.83
--------------------------------------------------------------------------------------------------------------
Permanent assets           %               98.03                   94.99                    81.20
--------------------------------------------------------------------------------------------------------------


PROFITABILITY

-----------------------------------------------------------------------------------------------------------------
Item                                      Unit      March 31, 2003     December 31, 2002        March 31, 2002
-----------------------------------------------------------------------------------------------------------------

Shareholders' equity                      %              2.67              (14.51)                    3.09
-----------------------------------------------------------------------------------------------------------------
Return on property, plant and equipment   %              1.92              (12.67)                    2.91
-----------------------------------------------------------------------------------------------------------------
Operating margin                          %             11.31              (10.27)                   22.60
-----------------------------------------------------------------------------------------------------------------
Net margin                                %             10.96              (16.73)                   15.83
-----------------------------------------------------------------------------------------------------------------

                               OPERATING INDICES

              Information not reviewed by independent accountants

INSTALLED CAPACITY

------------------------------------------------------------------------------
                                    March 31, 2003          March 31, 2002
------------------------------------------------------------------------------
Installed capacity (in MW)               5,704                    5,675
------------------------------------------------------------------------------


EFFICIENCY

---------------------------------------------------------------------------------------------------
                                            For the three-month period ended
---------------------------------------------------------------------------------------------------
Item                              Unit                March 31, 2003            March 31, 2002
---------------------------------------------------------------------------------------------------
MWh (*) per employee              MWh                       761                        718
---------------------------------------------------------------------------------------------------
Consumers per employee            No.                       495                        482
---------------------------------------------------------------------------------------------------

SERVICE QUALITY

--------------------------------------------------------------------------------------------------------
                                                              For the three-month period ended
--------------------------------------------------------------------------------------------------------
Item                                                 Unit          March 31, 2003       March 31, 2002
--------------------------------------------------------------------------------------------------------
Average time needed to restore electricity           Hours               5.48                 4.97
--------------------------------------------------------------------------------------------------------
Electricity outage time - average per consumer       Hours               3.38                 4.09
--------------------------------------------------------------------------------------------------------
Outages experienced - average per consumer           No.                 1.75                 2.35
--------------------------------------------------------------------------------------------------------


AVERAGE RATE

(Expressed in Brazilian reais per MWh)

-------------------------------------------------------------------------------
                                              Including VAT
-------------------------------------------------------------------------------
Description                   March 31, 2003                  March 31, 2002
-------------------------------------------------------------------------------
Industrial                         106.98                           89.86
-------------------------------------------------------------------------------
Residential                        303.58                          254.13
-------------------------------------------------------------------------------
Commercial                         257.56                          217.41
-------------------------------------------------------------------------------
Rural                              174.66                          150.44
-------------------------------------------------------------------------------
Others                             167.87                          142.18
-------------------------------------------------------------------------------
Final Consumers                    166.97                          138.63
-------------------------------------------------------------------------------


             SHAREHOLDERS WHICH OWN MORE THAN 5% OF VOTING CAPITAL
                             AS OF MARCH 31, 2003

----------------------------------------------------------------------------------------------------------------
                                                         SHAREHOLDERS
                    --------------------------------------------------------------------------------------------
                       Minas Gerais                                Southern Electric Brasil
Number of shares      State Government (*)            %                   Part. Ltda.                   %
----------------------------------------------------------------------------------------------------------------
Common                  36,116,291,643              50.96                23,362,956,173               32.96
----------------------------------------------------------------------------------------------------------------
Preferred                          102               0.00                             -                   -
----------------------------------------------------------------------------------------------------------------
TOTAL                   36,116,291,745              22.27                23,362,956,173               14.41
----------------------------------------------------------------------------------------------------------------

(*) Refers merely to Minas Gerais State Government's Shares, not considering shares of controlled companies by State Government.


            OWNERS OF SOUTHERN ELECTRIC BRASIL PARTICIPACOES LTDA.
                             AS OF MARCH 31, 2003

-------------------------------------------------------------------------------
Item               Name                   Number of Sharequotas          %
-------------------------------------------------------------------------------
1            Cayman Energy Traders             321,480,876             91.75
-------------------------------------------------------------------------------
2            524 Participacoes S/A              28,913,419              8.25
-------------------------------------------------------------------------------

 1 - Foreign Company
 2 - Registered Company. Fundo Opportunity Alfa FIA has 99.99% of its capital.

                         CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND
                                               FISCAL COUNCIL MEMBERS INTEREST

------------------------------------------------------------------------------------------------------------------------------
                            NAME                                              NUMBER OF SHARES
------------------------------------------------------------------------------------------------------------------------------
                                                                 March 31, 2003                         March 31, 2002
                                                   ---------------------------------------------------------------------------
                                                        Common             Preferred             Common            Preferred
                                                   ---------------------------------------------------------------------------
CONTROLLING SHAREHOLDER                             36,119,657,399        3,030,572,489      35,416,837,353     2,971,417,216

BOARD OF DIRECTORS
Wilson Nelio Brumer                                              -                    1                   -                 -
Djalma Bastos de Morais                                          -               13,400                   -            13,140
Francelino Pereira dos Santos                                    -                    1                   -                 -
Antonio Adriano Silva                                            -                    1                   -                 1
Flavio Jose Barbosa de Alencastro                                -                    1                   -                 -
Oderval Esteves Duarte Filho                                 5,099                    -               5,000                 -
Marcelo Pedreira de Oliveira                                 5,099                    -               5,000                 -
Joao Bosco Braga Garcia                                      5,099                    -               5,000                 -
Sergio Lustosa Botelho Martins                               5,099                    -               5,000                 -
Maria Estela Kubistscheck Lopes                                  -                    1                   -                 -
Alexandre Heringer Lisboa                                        -                    1                   -                 -
Fernando Lage de Melo                                            -                    1                   -                 -
Francisco Sales Dias Horta                                       -                    1                   -                 -
Marco Antonio Rodrigues da Cunha                                 -                    1                   -                 -
Luiz Antonio Athayde Vasconcelos                                 -                  290                   -               285
Guilherme Horta Goncalves Junior                                 -                    1                   -                 -
Geraldo Dannemann                                                1                    1                   1                 1
Mario Lucio Lobato                                           5,000                    -                   -                 -
Carlos Suplicy de Figueiredo Forbes                          4,079                    -               4,000                 -
Marc Leal Claassen                                           5,099                    -               5,000                 -
Fernando Henrique Schuffner Neto                                 -              101,218                   -            99,251
Franklin Moreira Goncalves                                       -                    1                   -                 -

EXECUTIVE OFFICERS
Djalma Bastos de Morais                                          -               13,400                   -            13,140
Celso Ferreira                                                   -                    -                   -                 -
Flavio Decat de Moura                                            -                    -                   -                 -
Heleni de Mello Fonseca                                          -                    -                   -                 -
Elmar de Oliveira Santana                                        -                    -                   -                 -
Jose Maria de Macedo                                             -              112,962                   -           110,765

FISCAL COUNCIL

Luiz Guarita Neto                                                -                    -                   -                 -
Aristoteles Luiz Menezes Vasconcellos Drummond                   -                    -                   -                 -
Luiz Otavio Nunes West                                           -                    -                   -                 -
Bruno Constantino Alexandre dos Santos                           -                    -                   -                 -
Thales de Souza Ramos Filho                                      -                    -                   -                 -
Ronald Gastao Andrade Reis                                       -                    -                   -                 -
Marcos Eolo de Lamounier Bicalho                                 -                    -                   -                 -
Livia Xavier de Mello                                            -                    -                   -                 -
Aliomar Silva Lima                                               -                    -                   -                 -
------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF SHARES AVAILABLE ON MARKET AS OF MARCH 31, 2003

------------------------------------------------------------------------------------------------------------
                         Common           %           Preferred         %         Total                %
------------------------------------------------------------------------------------------------------------
 March 31, 2003       34,754,510,524    49.04       88,179,950,210    96.60      122,934,460,734      75.81
------------------------------------------------------------------------------------------------------------
 March 31, 2002       34,078,640,578    49.04       86,464,819,612    96.60      120,543,460,190      75.81
------------------------------------------------------------------------------------------------------------

                                                                        Item 3

Companhia Energetica de Minas Gerais - CEMIG

Interim Financial Statements
Together with Independent Accountants' Report on Special Review


June 30, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' SPECIAL REVIEW REPORT

To the Shareholders and the Board of
Directors of Companhia Energetica de Minas Gerais - CEMIG
Belo Horizonte - MG
-------------------

     1. We have performed a special review of the quarterly information, presented in Brazilian reais, of Companhia Energetica de Minas Gerais - CEMIG and subsidiaries (Company and consolidated) as of June 30, 2003 and for the quarter and semester then ended, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, consisting of the balance sheets, statements of income and management's discussion and analysis.

     2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Accountants (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the Company's and its subsidiaries' financial positions and results of operations.

     3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 above for it to be in conformity with accounting practices adopted in Brazil and accounting standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

     4. As mentioned in Note 8 to the quarterly information, as of June 30, 2003, the Company and its subsidiaries have recorded, in current and noncurrent assets, accounts receivable in the amount of R$140,444,000 and R$436,073,000 respectively and, in current liabilities, accounts payable in the amount of R$532,072,000, related to energy sale and purchase transactions within the Wholesale Energy Market - MAE. Such amounts were recorded based on calculations prepared and information made available by the MAE regarding transactions through March 2003 and based on Company estimates for transactions in April, May and June 2003. Those amounts are subject to change, depending on the outcome of claims currently in progress in court, filed by electric energy companies, concerning the interpretation of the market rules in force.

     5. The balance sheets (Company and consolidated) as of March 31, 2003, presented for comparative purposes, were reviewed by us and our special review report, dated May 15, 2003, was issued without qualification and including comments regarding: (i) the matter discussed in paragraph 4 above, and (ii) the conversion of Executive Act No.14, issued on December 21, 2001, into Law No. 14,438 on April 26, 2002, that regulates, among other matters, the recovery of the economic and financial equilibrium of Brazilian electric energy distribution, transmission and generating companies as guaranteed under their respective concession agreements. Detailed information and the impacts of such regulation on the financial position and result of operations of the Company and its subsidiaries are disclosed in Notes 5 and 8 to the quarterly information. The statements of income (Company and consolidated) for the quarter and semester ended June 30, 2002, presented for comparative purposes, were reviewed by us, and our special review report, dated August 14, 2002 (except for item (ii), for which the date was January 21, 2003), was issued without qualification and including comments regarding: (i) the recording of assets and liabilities related to special rate adjustments, recovery of Parcel "A" cost variations and transactions within the Wholesale Energy Market - MAE, which were pending review and approval by ANEEL (National Electric Energy Agency), and (ii) renegotiation of the receivable from the Minas Gerais

          State Government related to the CRC (Recoverable Rate Deficit) account, including the obtention of guarantees represented by the State Government's right to dividends as a shareholder for part of the asset and the recording by CEMIG of a loss provision in the amount of R$1,045,325,000 for the remaining asset. Due to the recording of the loss provision, the quarterly information as of June 30, 2002 was revised by the Company on January 21, 2003.

     6. The translation of this quarterly information into English has been made for the convenience of readers outside Brazil.

Belo Horizonte, July 31, 2003

/S/ Deloitte Touche Tohmatsu                          /S/ Jose Carlos Amadi

DELOITTE TOUCHE TOHMATSU                                  Jose Carlos Amadi
Auditores Independentes                                   Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED BALANCE SHEETS
JUNE 30, 2003 AND MARCH 31, 2003
(Expressed in thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------------------------------------------------
A  S  S  E  T  S
----------------

                                                                Consolidated                          Company
                                                  ------------------------------------   ---------------------------------
                                                       June 30,            March 31,         June 30,           March 31,
                                                        2003                 2003             2003                2003
                                                  ------------------  -----------------  ---------------  ----------------
CURRENT ASSETS:
  Cash and cash equivalents                                274,361            278,340          196,809           183,980
  Accounts receivable                                      996,981            861,224          977,768           846,003
  Consumers - Special rate adjustment                      291,829            269,977          291,829           269,977
  Concessionaires - Energy transportation                   21,511             20,386           21,511            20,386
  Distributors - Energy supply                             140,444             93,732          140,444            93,732
  Recoverable taxes                                         64,471             76,145           56,561            72,339
  Materials and supplies                                    20,700             19,787           14,103            13,073
  Prepaid expenses - CVA                                    47,243              1,555           47,243             1,555
  Electricity Rationing Plan - Bonus paid to
     consumers and adoption costs incurred                  22,107             27,312           22,107            27,312
  Receivables from Federal Government - Revenue
     losses from low-income consumers                       86,669             63,956           86,669            63,956
  Other                                                    113,523            109,271          118,695           130,371
                                                           -------            -------          -------           -------
                                                         2,079,839          1,821,685        1,973,739         1,722,684
                                                         ---------          ---------        ---------         ---------
NONCURRENT ASSETS:
  Receivable from Minas Gerais State Government            836,971            819,899          836,971           819,899
  Consumers - Special rate adjustment                    1,115,819          1,145,441        1,115,819         1,145,441
  Prepaid expenses - CVA                                   449,987            521,332          449,987           521,332
  Tax credits                                              453,491            539,795          433,411           518,685
  Marketable securities                                     74,691             72,506           74,691            72,506
  Electricity Rationing Plan - Bonus paid to
     consumers and adoption costs incurred                  23,449             24,643           23,449            24,643
  Distributors - Energy supply                             436,073            463,357          436,073           463,357
  Recoverable taxes                                        118,346            109,926           88,171            79,368
  Escrow deposits                                           67,984             66,878           67,892            66,786
  Accounts receivable                                       49,166                  -           49,166                 -
                                                            ------                  -           ------                 -
  Other                                                     78,439             77,508           97,119            96,155
                                                            ------             ------           ------            ------
                                                         3,704,416          3,841,285        3,672,749         3,808,172
                                                         ---------          ---------        ---------         ---------

PERMANENT ASSETS:
  Investments                                              736,984            686,320        1,342,764         1,263,250
  Property, plant and equipment                          7,945,665          7,915,158        7,322,253         7,301,702
  Deferred charges                                          22,957             23,991              780               869
                                                            ------             ------              ---               ---
                                                         8,705,606          8,625,469        8,665,797         8,565,821
                                                         ---------          ---------        ---------         ---------
     Total assets                                       14,489,861         14,288,439       14,312,285        14,096,677
                                                        ==========         ==========       ==========        ==========

The accompanying condensed notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED BALANCE SHEETS

JUNE 30, 2003 AND MARCH 31, 2003
(Expressed in thousands of Brazilian reais - R$)
---------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

                                                           Consolidated                                   Company
                                                  -------------------------------   ----------------------------------
                                                      June 30,        March 31,         June 30,         March 31,
                                                        2003            2003              2003             2003
                                                  --------------  ---------------   -----------------  ---------------
SHORT-TERM LIABILITIES:
    Suppliers                                        1,202,346        1,084,685           1,170,507        1,058,955
    Taxes payable                                      346,890          277,023             334,081          269,233
    Loans and financing                                679,571          949,654             658,820          925,559
    Payroll and related charges                        118,347          103,543             117,189          102,357
    Dividends and interest on capital                  202,973          204,274             202,541          203,987
    Employee post-retirement benefits                  244,257          176,981             244,257          176,981
    Regulatory charges                                 182,124          151,090             181,819          150,822
    Other                                              143,452          104,989             141,872          103,650
                                                       -------          -------             -------          -------
                                                     3,119,960        3,052,239           3,051,086        2,991,544
                                                     ---------        ---------           ---------        ---------

LONG-TERM LIABILITIES:
    Loans and financing                              1,625,723        1,752,981           1,547,080        1,652,216
    Debentures                                         867,631          913,047             867,631          913,047
    Employee post-retirement benefits                1,533,142        1,603,588           1,533,142        1,603,588
    Suppliers                                          333,974          354,758             333,974          354,758
    Reserve for contingencies                          357,415          333,971             357,415          333,971
    Taxes payable                                      317,185          331,005             317,185          331,005
    Other                                               90,071           85,418              88,313           83,858
                                                        ------           ------              ------           ------
                                                     5,125,141        5,374,768           5,044,740        5,272,443
                                                     ---------        ---------           ---------        ---------

MINORITY INTEREST                                       28,301           28,742                   -                -

SHAREHOLDERS' EQUITY:
   Capital                                           1,621,538        1,621,538           1,621,538        1,621,538
   Capital reserves                                  4,032,222        4,032,222           4,032,222        4,032,222
   Income reserves                                         113              113                 113              113
   Accumulated earnings                                535,463          151,694             535,463          151,694
                                                       -------          -------             -------          -------
                                                     6,189,336        5,805,567           6,189,336        5,805,567
   Funds for future capital increase                    27,123           27,123              27,123           27,123
                                                        ------           ------              ------           ------
                                                     6,216,459        5,832,690           6,216,459        5,832,690
                                                     ---------        ---------           ---------        ---------
Total liabilities and shareholders equity           14,489,861       14,288,439          14,312,285       14,096,677
                                                    ==========       ==========          ==========       ==========


The accompanying condensed notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Expressed in thousands of Brazilian reais - R$, except for per share data)
-------------------------------------------------------------------------------------------------------------------------------


                                                                    Consolidated                         Company
                                                          ---------------------------------  ----------------------------------
                                                                 Six month periods                      Six month periods
                                                                   ended June 30,                         ended June 30,
                                                          ---------------------------------  ----------------------------------
                                                             2003                2002                2003               2002
                                                          --------------   ------------------  -----------------  -----------------
 OPERATING REVENUES:
    Electricity sales                                       3,343,434            2,592,824          3,314,773          2,572,982
    Special rate adjustment                                         -              261,425                  -            261,425
    Other operating revenues                                  281,452              183,004            150,259            117,205
                                                          --------------   ------------------  -----------------  -----------------
                                                            3,624,886            3,037,253          3,465,032          2,951,612

  DEDUCTIONS FROM OPERATING REVENUES:                      (1,081,371)            (755,903)        (1,048,245)          (748,092)
                                                           ----------             ---------        ----------           ---------
 Net operating revenues                                     2,543,515            2,281,350          2,416,787          2,203,520
                                                            ---------            ---------          ---------          ---------
 OPERATING EXPENSES:
    Personnel                                                (316,324)            (265,182)          (309,208)          (261,689)
    Materials and supplies                                    (41,546)             (34,163)           (40,904)           (33,474)
    Outside services                                         (139,112)            (111,736)          (134,765)          (107,694)
    Charges for use of water resources                        (26,677)             (22,176)           (26,264)           (21,631)
    Electricity purchased for resale                         (680,338)            (662,237)          (680,338)          (662,237)
    Use of basic transmission network                        (156,801)            (142,208)          (156,801)          (142,208)
    Depreciation and amortization                            (280,999)            (270,843)          (262,256)          (257,729)
    Employee post-retirement benefits                         (23,753)            (108,499)           (23,753)          (108,499)
    Operating provisions                                      (80,213)              (8,419)           (78,755)            (8,419)
    Fuel consumption quota - CCC                             (157,490)            (160,004)          (157,490)          (160,004)
    Gas purchased for resale                                  (76,746)             (45,059)                 -                  -
    Employee profit sharing                                   (23,166)             (10,654)           (23,150)           (10,654)
    Energetic development account                             (37,308)                    -           (37,308)                 -
    Other expenses                                            (72,949)             (75,259)           (66,131)           (71,819)
                                                              -------              -------            -------            -------
                                                           (2,113,422)          (1,916,439)        (1,997,123)        (1,846,057)
                                                           -----------          -----------        -----------        -----------
 Income from operations before equity in subsidiaries
   and financial income (expenses)                            430,093              364,911            419,664            357,463
                                                              -------              -------            -------            -------
 EQUITY IN SUBSIDIARIES                                             -                    -             15,892              (280)
                                                                    -                    -             ------              -----
 FINANCIAL INCOME (EXPENSES)
    Financial income                                          666,532              380,302            644,694            375,159
    Financial expenses                                       (235,417)            (687,132)          (227,069)          (659,824)
                                                             ---------            ---------          --------           --------
                                                              431,115             (306,830)            417,625          (284,665)
                                                              -------             ---------            -------          ---------
 Income from operations                                       861,208               58,081            853,181             72,518
                                                              -------               ------            -------             ------
 NON-OPERATING EXPENSES, NET                                   (12,693)          (1,059,172)           (12,695)        (1,059,172)
                                                               --------          ----------            --------        -----------
 Income (loss) before taxes on income                           848,515          (1,001,091)            840,486          (986,654)
 Income and social contribution taxes                         (313,765)             (22,360)          (305,023)           (28,142)
                                                              ---------             --------          ---------           --------
    Reversal of interest on capital                                 -              120,000                  -            120,000
                                                                    -              -------                  -            -------
 Income (loss) before minority interest                         534,750            (903,451)            535,463          (894,796)
 MINORITY INTEREST                                                  713                8,655                  -                  -
                                                          --------------   ------------------  -----------------  -----------------
 NET INCOME (LOSS) FOR THE PERIOD                               535,463            (894,796)            535,463          (894,796)
                                                                =======            =========            =======          =========
 NUMBER OF THOUSANDS OF SHARES                              162,084,691          162,084,691        162,084,691        162,084,691
                                                            ===========          ===========        ===========        ===========
 EARNINGS (LOSS) PER
 THOUSAND SHARES - R$                                           0.00330            (0.00552)            0.00330          (0.00552)

The accompanying condensed notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)


COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2003 AND 2002
(Expressed in thousands of Brazilian reais - R$, except for per share data)
-----------------------------------------------------------------------------------------------------------------------------------


                                                                   Consolidated                              Company
                                                         -----------------------------------    -----------------------------------
                                                                     Quarter                                 Quarter
                                                                  ended June 30,                          ended June 30,
                                                         -----------------------------------    -----------------------------------
                                                              2003                2002                 2003               2002
                                                           ---------            ---------           ---------            -------
 OPERATING REVENUES:
    Electricity sales                                      1,885,594            1,412,929           1,870,616          1,399,613
    Special rate adjustment                                        -              (53,739)                  -            (53,739)
    Other operating revenues                                 155,530              102,036              77,909             60,912
                                                             -------              -------              ------             ------
                                                           2,041,124            1,461,226           1,948,525          1,406,786

 DEDUCTIONS FROM OPERATING REVENUES:                        (585,667)            (418,680)           (565,960)          (413,463)
                                                            --------             --------            --------           ---------
 Net operating revenues                                    1,455,457            1,042,546           1,382,565            993,323
                                                           ---------            ---------           ---------            -------
 OPERATING EXPENSES:
    Personnel                                               (158,940)            (131,907)           (155,857)          (129,511)
    Materials and supplies                                   (21,307)             (18,192)            (21,074)           (17,572)
    Outside services                                         (74,373)             (60,233)            (71,770)           (57,755)
    Charges for use of water resources                       (15,233)             (13,503)            (15,061)           (13,187)
    Electricity purchased for resale                        (388,405)            (302,263)           (388,405)          (302,263)
    Use of basic transmission network                        (79,595)             (77,317)            (79,595)           (77,317)
    Depreciation and amortization                           (140,535)            (138,420)           (131,277)          (129,227)
    Employee post-retirement benefits                        (17,224)             (54,249)            (17,224)           (54,249)
    Operating provisions                                     (39,716)                5,826            (39,132)              5,826
    Fuel consumption quota - CCC                             (64,772)             (90,467)            (64,772)           (90,467)
    Gas purchased for resale                                 (50,939)             (27,144)                  -                  -
    Employee profit sharing                                  (19,087)              (6,529)            (19,081)            (6,529)
    Energetic development account                            (37,308)                   -             (37,308)                 -
    Other expenses                                           (41,019)             (39,069)            (36,951)           (36,691)
                                                             -------              -------             -------            -------
                                                          (1,148,453)            (953,467)         (1,077,507)          (908,942)
                                                           ---------             --------           ---------           --------
 Income from operations before equity in subsidiaries
    and financial income (expenses)                          307,004               89,079             305,058             84,381
                                                             -------               ------             -------             ------
 EQUITY IN SUBSIDIARIES                                            -                    -               6,461             (1,730)
                                                                   -                    -               -----             -------
 FINANCIAL INCOME (EXPENSES)
    Financial income                                         372,000              229,538             360,218            226,181
    Financial expenses                                       (98,943)            (602,872)            (94,939)          (577,701)
                                                             -------             --------             -------           --------
                                                             273,057             (373,334)            265,279           (351,520)
                                                             -------             --------             -------           --------
 Income (loss) from operations                               580,061             (284,255)            576,798           (268,869)
                                                             -------             --------             -------           --------
 NON-OPERATING EXPENSES, NET                                  (3,384)          (1,052,195)             (3,521)        (1,052,195)
                                                              ------           ----------              ------         ----------
 Income (loss) before taxes on income                        576,677           (1,336,450)            573,277         (1,321,064)
                                                             -------           ----------             -------         ----------
    Income and social contribution taxes                    (193,350)              92,920            (189,508)            86,321
    Reversion of interest on capital                               -              120,000                   -            120,000
                                                                   -              -------                   -            -------
 Income (loss) before minority interest                      383,327           (1,123,530)            383,769         (1,114,743)
 MINORITY INTEREST                                               442                8,787                   -                  -
                                                                 ---                -----                   -                  -
 NET INCOME (LOSS) FOR THE PERIOD                            383,769           (1,114,743)            383,769         (1,114,743)
                                                             =======           ==========             =======         ==========
 NUMBER OF THOUSAND OF SHARES                            162,084,691          162,084,691         162,084,691        162,084,691
                                                         ===========          ===========         ===========        ===========
 EARNINGS (LOSS) PER THOUSAND SHARE - R$                     0.00237             (0.00688)            0.00237           (0.00688)
                                                             =======             =========            =======           =========

The accompanying condensed notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)


COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED CONDENSED NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2003
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)
-------------------------------------------------------------------------------


1) THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company"), a company organized under the laws of the Federative Republic of Brazil, is an electric power concessionaire and public utility, controlled by the Government of the State of Minas Gerais, Brazil (the "State Government"). Its principal activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy, as well as in certain related business activities.

The Company has equity interests in the following operating companies:

     o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

     o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderurgicas de Minas Gerais - USIMINAS;

     o Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.17% interest) - Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to distribute gas in the State of Minas Gerais;

     o Empresa de Infovias S.A. ("Infovias") (99.92% interest) - Its principal activities are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Infovias owns 64.91% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in the State of Minas Gerais, and

     o Efficientia S.A. - ("Efficientia") (100.00% interest) - Its principal activities are rendering efficiency, optimization and energy solutions services to energy supply facilities. Efficientia S.A. initiated operations in the first quarter of 2003.

Additionally, the Company has a 100% interest in each of the following pre-operating stage companies:

     o Horizontes Energia S.A. - Its principal activities are expected to be the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina.

     o Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. - Their principal activities are expected to be the production and sale of electric energy, as independent power producers.

     o Cemig Trading S.A. - Its principal activities will be related energy trading.


Additionally, CEMIG has minority interest of 48.50% in each of Central Termeletrica de Cogeracao S.A. and Central Hidreletrica Pai Joaquim S.A., each in pre-operating stage.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The accounting practices, methods and criteria used by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2002, including consolidation criteria.

The financial statements of companies mentioned in Note 1 were consolidated, except Central Termeletrica de Cogeracao S.A. and Central Hidreletrica Pai Joaquim S.A..

The financial statements of controlled companies used to calculate the equity and consolidation are dated June 30, 2003, except those with respect to GASMIG and Infovias, which are dated May 31, 2003.

3) CASH AND CASH EQUIVALENTS

The composition of the balance is as follows:

                                         Consolidated                           Company
                              -----------------------------------  ------------------------------------
                                June 30, 2003     March 31,2003      June 30, 2003      March 31,2003
                              ----------------- -----------------  -----------------  -----------------
Banks                              136,888           135,123            135,000            132,344
Short term investments             137,473           143,217             61,809             51,636
                              ----------------- -----------------  -----------------  -----------------
                                   274,361           278,340            196,809            183,980
                              ================= =================  =================  =================

The majority of the short-term investments of CEMIG and its subsidiaries are invested in Bank Deposit Certificates indexed basically to the CDI (Interbank Certificate of Deposit rate) variation.

4) ACCOUNTS RECEIVABLE

                                         Consolidated
------------------------------------------------------------------------------------------------------------------------
                                                           Past due        Past due            Total           Total
                                                         accounts - up    accounts -          June 30,        March 31,
               Consumer Class                Current      to 90 days     over 90 days          2003             2003
------------------------------------------------------------------------------------------------------------------------
Residential                                  202,443         160,778          19,840          383,061          309,606
Industrial                                   166,943          64,495         100,690          332,128          237,322
Commercial                                    96,252          51,571          15,652          163,475          146,754
Rural                                         28,909          12,806           4,756           46,471           38,820
Public authorities                            15,042          20,978          13,025           49,045           49,062
Public lighting                               16,541          30,408          30,667           77,616           73,601
Public services                                9,006           8,335              90           17,431           66,751
                                             -------         -------         -------          -------          -------
Subtotal - Consumers                         535,136         349,371         184,720        1,069,227          921,916
Supply to other concessionaries               10,009               -               -           10,009            9,207
Allowance for doubtful accounts                    -               -        (82,255)         (82,255)          (69,899)
                                             -------         -------         -------          -------          -------
                                             545,145         349,371         102,465          996,981          861,224
                                             =======         =======         =======          =======          =======

                                                    Company
------------------------------------------------------------------------------------------------------------------------
                                                           Past due        Past due            Total           Total
                                                         accounts - up    accounts -          June 30,        March 31,
               Consumer Class                Current      to 90 days     over 90 days          2003             2003
------------------------------------------------------------------------------------------------------------------------
Residential                                  202,443         160,778          19,840           383,061          309,606
Industrial                                   164,856          64,495          93,893           323,244          235,049
Commercial                                    83,696          51,571          15,463           150,730          132,379
Rural                                         28,909          12,806           4,756            46,471           38,820
Public authorities                            15,042          20,978          13,025            49,045           49,062
Public lighting                               16,541          30,408          30,667            77,616           73,601
Public services                                9,006           8,335              90            17,431           66,751
                                             -------         -------         -------           -------          -------
Subtotal - Consumers                         520,493         349,371         177,734         1,047,598          905,268
Supply to other concessionaries               10,009               -               -            10,009            9,207
Allowance for doubtful accounts                    -               -         (79,839)          (79,839)         (68,472)
                                             -------         -------         -------           -------          -------
                                             530,502         349,371          97,895           977,768          846,003
                                             =======         =======         =======           =======          =======

The Company has accounts receivable from Companhia de Saneamento de Minas Gerais - COPASA ("COPASA"), a State Government controlled company, in the total amount of R$69,296, which are recorded as current and long term assets, in the amounts of R$20,130 and R$49,166 respectively, according to the Company's expected realization. Company management is negotiating the collection of the aforementioned past due amount and does not expect any loss on its realization.

5) CONSUMERS - SPECIAL RATE ADJUSTMENT

In December 2001, the Federal Government, through the Camara de Gestao da Crise de Energia Eletrica (the Federal Government's electric energy crisis committee or the "Energy Crisis Committee"), and the electricity distribution and generation concessionaires entered into an agreement entitled Acordo Geral do Setor Eletrico ("General Agreement of the Electricity Sector"). This agreement was entered into to ensure the economic and financial equilibrium of the concession contracts and to reimburse concessionaires for lost revenues related to the period when the Electricity Rationing Plan was in force, through a special rate adjustment.

Law No. 10,438, of April 26, 2002, and the Energy Crisis Committee's Resolution No. 91, of December 21, 2001, established a special rate adjustment applicable as of g December 27, 2001. The rate increases were set forth in the Energy Crisis Committee's Resolution No. 130, of April 30, 2002, as follows:

|_| an increase of 2.90% for rural and residential consumers (excluding low-income consumers), street lighting and high tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and meet certain criteria, related to charge and demand energy factors which were determined in the Resolution.

|_|    an increase of 7.90% for all other consumers.

The special rate adjustment mentioned above is being applied to reimburse concessionaires for the following items:

     a. Billing losses in the period from June 1, 2001 to February 28, 2002, representing the difference between the Company's estimated revenue, assuming that the Electricity Rationing Plan had not been implemented, and the actual revenue earned during the rationing period, as established by ANEEL (National Energy Authority). The computation does not include overdue payment losses which the Company does not expect to be material.

     b. Variation in Parcel "A" Items (uncontrollable costs as established by the concession contracts) related to the period from January 1, 2001 to October 25, 2001. The amount to be reimbursed is equal to the difference (positive or negative) between the Parcel "A" costs effectively paid and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment.

     c. Amounts to be paid to generators for energy purchased on the MAE, from June 1, 2001 to February 28, 2002, at a price exceeding R$49.26/MWh. This asset includes the related taxes and charges on revenues; however, such taxes and charges are not required to be transferred to the generators. Accordingly, taxes and charges are excluded before transferring these amounts to generators. These amounts may change, depending on the litigation currently in progress, filed by market agents, including the Company, related to the interpretation of the market rules in force.

Under ANEEL Resolution No. 484 as of August 29, 2002, the special rate adjustment will be in force for a maximum period of 82 months, January 2002 to October 2008. However management has determined that the special rate adjustment would hot be sufficient to recover CEMIG's rationing losses. This determination was based on certain assumptions, the most relevant of which relate to rate adjustments, inflationary rates, SELIC (Brazilian Central Bank overnight interest rate) and CEMIG's growth in the energy market. Accordingly, the Company recorded a provision relating rationing losses.

Considering that the assumptions used in management's determination may change throughout the recovery period, management is periodically reviewing these projections, and consequently, the provision recorded mentioned in the prior paragraph.

Recovery of credits through the special rate adjustment, under ANEEL Resolution No. 89 of February 25, 2003, is being made as follows: (i) credits mentioned in item "a" have been in the process of being recovered since January 2002; (ii) credits mentioned in items "a" and "c" have been in the process of being recovered recovered simultaneously since January 2003, in the proportion of 69.22% and 30.78%, respectively; and (iii) credits mentioned in item "b" will be the last to be recovered.

The amounts which will be realized through the special rate adjustment, described in items "a" and "b" above are being restated based on SELIC from the month of their effective recovery.

39% of the credits described in item "c" above are being monetarily restated based on SELIC as from January 1, 2003 and 45% as from July 2003, date of MAE settlement (after the conclusion of the audit work). The remaining 16% will be restated after the definition of MAE methodology applied to calculate the CEMIG's rights and obligations, according injunction grated by CEMIG, mentioned in Note 8, item "b".

Through Resolutions No. 480 to 482, as of August 29, 2002, ANEEL approved the amounts of billing losses and recovery of variations of the Parcel "A" items.

Despite ANEEL Resolution No. 483, as of August 29, 2002, which approved the amounts to be paid to generators for the energy purchased on the MAE during the rationing period, CEMIG recorded such transactions based on information provided by MAE and which are more updated.

ICMS (State VAT) on the special rate adjustment, net of provision for losses, related to future billings, which is estimated at R$351,912, only becomes an obligation once the customers are billed. However, because the Company's only responsibility is to transfer this tax from consumers to the State tax authorities, the Company did not record this obligation in advance.

The amounts to be recovered through the special rate adjustments mentioned in items "a", "b", "c" are as follows:

                                                                                   Company and Consolidated
                                                               ------------------------------------------------------------------
                                                                               June 30, 2003                      March 31, 2003
                                                               -------------------------------------------------  ---------------
                                                                                    SELIC
                                                               Principal         restatement           Total           Total
                                                               ------------------------------------------------------------------

 Billing losses during the Electricity Rationing Period            876,847           235,638         1,112,485        1,066,691
 Amounts collected                                                (310,464)                -          (310,464)        (262,594)
                                                                 ---------           -------         ---------        ---------
                                                                   566,383           235,638           802,021          804,097

 Recovery of spot market amounts by generators                     456,177            19,731           475,908          469,221
 Amounts collected                                                 (32,645)                -           (32,645)         (11,361)
                                                                 ---------           -------         ---------        ---------
                                                                   423,532            19,731           443,263          457,860

 Recovery of uncontrollable cost variations relating to
    Parcel "A"                                                     245,299           115,658           360,957          341,162
                                                                 ---------           -------         ---------        ---------
                                                                 1,235,214           371,027         1,606,241        1,603,119

 Provision for losses on the realization of the special
    rate adjustment                                               (177,627)          (20,966)         (198,593)        (187,701)
                                                                 ---------           -------         ---------        ---------
                                                                 1,057,587           350,061         1,407,648        1,415,418
                                                                 =========           =======         =========        =========

 Current                                                                                               291,829          269,977
 Noncurrent                                                                                          1,115,819        1,145,441
                                                                                                     =========        =========

The proceeds of Special rate adjustments to be paid generators, as described in item "c", are as follows:

                                                                                   Company and Consolidated
                                                               ------------------------------------------------------------------
                                                                               June 30, 2003                      March 31, 2003
                                                               -------------------------------------------------  ---------------
                                                                                    SELIC
                                                               Principal         restatement           Total           Total
                                                               ------------------------------------------------------------------

 Amounts to be paid to generators                                  418,269            18,100           436,369            430,325
 ( - ) Transference made                                           (22,750)                -           (22,750)            (4,410)
                                                                   -------            ------           -------            -------
                                                                   395,519            18,100           413,619            425,915
                                                                   =======            ======           =======            =======

 Short-term liabilities                                                                                 79,645             71,157
 Long-term liabilities                                                                                 333,974            354,758
                                                                                                       =======            =======

6) RECOVERABLE TAXES

                                                                 Consolidated                          Company
                                                       -------------------------------  ---------------------------------
                                                           June 30,         March 31,         June 30,          March 31,
                                                             2003             2003              2003              2003
                                                       ----------------  -------------  -----------------  --------------
Current Assets

State VAT - ICMS                                             28,061          32,232              23,268           23,851
Income and social contribution tax                           26,931          39,874              24,031           44,747
Other                                                         9,479           4,039               9,262            3,741
                                                            -------         -------             -------           ------
                                                             64,471          76,145              56,561           72,339
                                                            =======         =======             =======           ======

Noncurrent Assets

State VAT - ICMS                                             99,503          91,083              88,171           79,368
State VAT - ICMS - Under discussion with Minas               18,843          18,843              18,843           18,843
   Gerais State Government
                                                            -------         -------             -------           ------
                                                            118,346         109,926             107,014           98,211
                                                            =======         =======             =======           ======


The balances of income and social contribution taxes are primarily related to prepaid income and social contribution taxes in amounts greater than due amounts. The balances will be offset in 2003.

The State VAT assets of the Company and its subsidiaries will be recovered through offset against State VAT liabilities. Most of the balance recorded as noncurrent assets is subject to 48-month compensation period, as established by Supplementary Federal Law No. 102/00. The Company is in a legal dispute with the Minas Gerais State Government in order to compensate tax credits in the amount of R$18,843.

7) PREPAID EXPENSES - CVA

The balance of the recoverable variation account of Parcel "A" items - CVA, refers to the difference, beginning October 26, 2001, between the estimated Parcel "A" costs of the Company, used in defining rate adjustments, and payments in respect of parcel "A" items actually made. The variations will be recovered in subsequent annual rate adjustments.

However, as a result of Executive Act No. 116, issued on April 4, 2003, the compensation of the "CVA" costs was postponed for 12 months, from April 8, 2003, the date of the previously scheduled rate increase.

Additionally, the CVA balance, for which compensation was postponed, plus the CVA balance to be calculated for the next 12 months, as from April 8, 2003, will be reimbursed though an increase in electric rates for a period of 24 months, beginning on April 8, 2004.

The mentioned Executive Act included in "CVA" the variations of the Energy Development Fund (a fund created by the Federal Government for energy development and competitiveness of energy produced through wind farms, small hydroelectric power plants, biomass, natural gas and coal) as from February 10, 2003.

                                                                                   Consolidated and Company
                                                   --------------------------------------------------------------------------
                                                                                            Total                  Total
                                                                         SELIC              June 30,              March 31,
                                                      Principal         Restatement          2003                   2003
                                                    -----------------  -------------       ------------        --------------
System service charges - ESS                            168,880             5,761            174,641              135,502
Itaipu Binacional eletricity purchase tariff            257,387            45,760            303,147              385,420
Itaipu Binacional eletricity transport tariff             3,237               496              3,733                3,507
Fuel usage quota - CCC                                  (88,271)          (16,663)          (104,934)            (107,738)
Tariff for use of basic transmission network             63,068             8,330             71,398               62,149
Energetic development account                            43,601             1,682             45,283               40,455
Charges for use of water resources                        3,577               385              3,962                3,592
                                                    -------------       ------------       ------------      ---------------
                                                        451,479            45,751            497,230              522,887
                                                    -------------       ------------       ------------      ---------------

  Current                                                                                     47,243               1,555
  Noncurrent                                                                                 449,987             521,332
                                                                                           ============      ===============

The above-mentioned amounts are updated based on the SELIC rate from the payment date to effective recovery through annual rate adjustments.

The amounts to be compensated, recorded in current assets refer to variations of uncontrollable costs that will be compensated as from the annual rate adjustment on April 8, 2004.

The System service charges - ESS for the period from September 2000 to March 2003 were accrued based on information provided by MAE and for the period from April 2003 to June 2003, were accrued based on Company estimates. These amounts will be monetarily restated based on SELIC, as from the effective payment (the initial portion was settled in February 2003 and the remaining portion was settled in July 2003, as described in Note 8, item b). Certain differences between Company's estimates and the effective amounts and the outcome of judicial claims currently in progress, filed by market agents, related to the interpretation of the market rules in force, may change the amounts recorded.

8) DISTRIBUTORS - ENERGY SUPPLY

a) Obligations and rights from MAE transactions

As established by the General Agreement of the Electricity Sector, the difference between the amounts paid to generators and distributors related to MAE transactions during the period in which the Electricity Rationing Plan was in force and the amount of R$49.26/MWh will be reimbursed through the special rate adjustment.

According to ANEEL Resolution No. 36, dated January 29, 2003, distribution concessionaires should collect and transfer, on a monthly basis, the special rate adjustment amounts to generators and distributors, including CEMIG, that have amounts receivable since March 2003.

Of the Special rate adjustment credits to be transferred from other distribution concessionaires to CEMIG corresponding to approximately R$31,302, from March 2003 to June 2003, which were received R$11,689 in the period. The other distribution concessionaires are not transferring the entire amounts of the Special rate adjustments due to CEMIG the because they believe, based on their interpretation of Article 9th of the ANEEL Resolution No. 36 and ANEEL Technical Note No. 004/2003, that CEMIG is challenging the General Agreement of the Electricity Sector because it is contesting the methodology applied to calculate CEMIG's obligations resulting from MAE transactions ( seetioned in Item "b" of this note). For this reason, such distribution concessionaires are prevented from transferring such amounts due to CEMIG.

CEMIG, however, does not believe that the injunction granted on December 2002, contesting the methodology applied to calculate the CEMIG's rights and obligations, represents a challenge of the General Agreement of the Electricity Sector. Therefore, the Company is contesting the restrictions included in ANEEL Resolution No. 36 and ANEEL Technical Note No.004/2003, to eliminate any sanction or restriction on CEMIG's ability to receive amounts due.

The amounts to be received from distribution concessionaires are recorded in Current and Noncurrent Assets, under Distributors - Energy supply.

39% of CEMIG's rights and obligations within MAE are being monetarily restated based on the SELIC variation, as from January 1, 2003 and 45% as from July 2003, date of MAE settlement. The remaining 16% will be restated after the definition of MAE methodology applied to calculate the CEMIG's rights and obligations, according injunction grated by CEMIG, mentioned in this Note, Item "b".

CEMIG's rights and obligations related to MAE transactions, are set forth below:

                                             June 30, 2003       March 31, 2003
                                             -------------       --------------

ASSETS

Current

Distributors - Energy supply                        140,444              93,732

Noncurrent

Distributors - Energy supply                        436,073             463,357
                                                    -------             -------
                                                    576,517             557,089
                                                    =======             =======
LIABILITIES

Current

Suppliers                                           532,072             457,875
                                                    -------             -------
                                                    532,072             457,875
                                                    =======             =======

Eventual differences between the CEMIG's estimates and the effective values and judicial claims currently in progress, filed by market agents, related to the interpretation of the market rules in force, may change the amounts recorded.

b) Financial settlement of the MAE transactions

On February 18, 2003, CEMIG settled part of its outstanding obligations relating to MAE transactions, in the amount of R$335,482, using funds provided by BNDES.

The remaining portion, in the amount of R$372,545, was settled in July 2003. Part of the payment made was covered by a specific loan provided by BNDES in July 2003, in the amount of R$176,483.

The amounts paid to MAE were calculated according to an injunction granted to CEMIG, on December 25, 2002, determining that CEMIG should be considered as both distributor and generator for purposes of recording of MAE transactions, notwithstanding ANEEL Resolution No. 447, of August 23, 2002, which determined that CEMIG should be considered as a distribution concessionaire only.

The amounts provided by MAE, in accordance with the injunction, represented an R$134,509 decrease in CEMIG's net liabilities. However, because the methodology to be used to calculate CEMIG's rights and obligations is still pending, the Company opted to keep the amounts recorded according to ANEEL Resolution No. 447. The difference between the amounts paid and provisioned is recorded under Short-term liabilities, as Suppliers.

c) Review of amounts recorded from MAE transactions

In accordance with MAE's review of certain assumptions adopted to calculate the rights and obligations of generators and distributors, CEMIG recorded the following adjustments in the second quarter of 2003:

                                                                    Total
                                                                    -----

ASSETS

Noncurrent assets

Prepaid expenses - CVA (System service charges - ESS)                35,585
Distributors - Energy supply                                         23,734
                                                                     ------
                                                                     59,319
                                                                     ======

LIABILITES

Short-term liabilities

Suppliers                                                            68,534
                                                                     ------
                                                                     68,534
                                                                     ======

Statement of income

Electricity sales - Suppliers                                        21,318
Operating expense - Electricity purchased for resale                (30,533)
                                                                    -------
                                                                     (9,215)
                                                                     ======

9) RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

The remaining balance of the CRC Account (Recoverable Rate Deficit) was transferred to the State Government in 1995, through the CRC Credit Assignment Contract, pursuant to Law No. 8,724/93. This balance is payable monthly, over 17 years beginning June 1, 1998, and accrues annual interest of 6% and is subject to restatement based on the IGP-DI (General Price Index).

In 2002, CEMIG entered into the following amendments with the Minas Gerais State Government:

(a) Second Amendment of the CRC Credit Assignment Contract, signed on October 14, 2002

This Amendment refers to 149 installments, maturing from January 1, 2003 to May 1, 2015, in the total amount of R$1,424,589, as of June 30, 2003. These installments are subject to annual interest of 6% and are updated based on the IGP-DI.

Due to the non-inclusion in the Second Amendment of additional guarantees that would assure the realization of the aforementioned asset, CEMIG recorded an allowance for losses in 2002 that represents the total amount of the referred amendment.

Due to the full allowance recorded, the financial income related to monetary variation and interest on the Second Amendment, from January to June 2003, in the amount of R$103,320, has not impacted the statement of income for 2003, considering that a provision for loss was recorded in the same amount. However, in compliance with the Brazilian tax legislation, CEMIG has recorded the federal payable taxes on the mentioned financial income.

The installments of the mentioned Amendment, due from January 1 to July 1, 2003, totaling R$95,119, including monetary variation, interest and fine were not paid. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government, under the conditions established by the contract.

(b) Third Amendment of the CRC Credit Assignment Contract, signed on October 24, 2002

CEMIG and the Minas Gerais State Government signed this Amendment in order to reschedule the payment of the asset composed by the installments originally due from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. These installments, in the total amount of R$836,971, including interest and fines, as of June 30, 2003, were renegotiated to annual interest rate of 12.00% and are updated based on the IGP-DI. They will be paid in 149 monthly installments from January 2003 to May 2015. This Amendment established an additional guarantee which now allows the Company to retain dividends and interest on capital to be paid to the Minas Gerais State Government, as a Company shareholder.

The installments of the Third Amendment, due from January 1 to July 1, 2003, totaling R$72,925, including monetary variation, interest and fine were not paid. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government, under the conditions established by the contract.

The projection of the Company's future operations indicates that the dividends attributable to the Minas Gerais State Government will be sufficient to assure the full realization of the asset related to the Third Amendment.

Management will monitor future events which may impact the Company's dividend payment projection, in order to conclude if the above-mentioned guarantee is still effective or an additional allowance under this amendment is necessary.

10) INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Tax credits

The Company and its subsidiaries have tax credits recorded as noncurrent assets. The income tax credits are recorded at a 25% rate and social contribution tax credits are recorded at a 9% rate. The composition of the balances is as follows:

                                                                   Consolidated                             Company
                                                       --------------------------------------  -----------------------------------
                                                        June 30, 2003        March 31,2003      June 30, 2003      March 31,2003
                                                       -----------------    -----------------  ----------------   ----------------
   Tax credits on:
    Tax loss carryforwards                                      181,206              254,000           162,306            232,994
    Employee post-retirement benefits                            56,723               79,548            56,723             79,548
    Reserve for contingencies                                   142,893              135,338           142,893            135,338
    Accrual for voluntary termination program - PDV               8,611                9,214             8,611              9,214
    Allowance for doubtful accounts                              27,967               27,766            27,183             23,318
    Reserve for PASEP/COFINS - Special Rate Adjustment           26,068               26,404            26,068             26,404
    Other                                                        10,023               11,525             9,627             11,869
                                                       -----------------    -----------------  ----------------   ----------------
                                                                453,491              539,795           433,411            518,685
                                                       =================    =================  ================   ================


CEMIG's Board of Directors approved, on March 27, 2003, the analysis made by CEMIG's Financial and Investor Relations Office on the projected future results of operations, adjusted to present value. According to such analysis, the Company may be able to realize the tax credits set forth above over a ten-year maximum period, in compliance with CVM Resolution No. 371, published on June 27, 2002. CEMIG's Fiscal Council, on March 27, 2003, received such study for consideration.

In accordance with CEMIG's estimates, future taxable income is expected to permit realization of the tax credits, recorded as of June 30, 2003, as follows:

                                             Consolidated            Company
                                           -----------------     -------------
              2003                                 138,414            138,414
              2004                                  85,828             84,894
              2005                                  33,544             31,294
              2006                                  34,613             31,038
              2007                                  36,601             32,752
              2008 to 2010                         109,002            102,747
              2011 to June, 2013                    15,489             12,272
                                           -----------------     --------------
                                                   453,491            433,411
                                           =================     ==============


CEMIG has tax credits not recognized in its financial statements, in the amount of R$15,084, resulting from Management estimates that certain obligations, due to their nature will be realized in a period over ten years.

Additionally, Infovias has tax credits not recognized in its financial statements, in the amount of R$5,814, resulting from Management estimates approved by the Company's Board of Directors.

(b) Reconciliation of income tax and social contribution tax expenses

The reconciliation between the nominal expense/benefit of income tax (25% rate) and social contribution tax (9% rate) and the expenses presented in the statement of income is as follows:

                                                                                Consolidated                     Company
                                                                            ---------------------------  --------------------------
                                                                              Six months ended              Six months ended
                                                                                  June 30,                      June 30,
                                                                            ---------------------------  --------------------------
                                                                              2003             2002         2003            2002
                                                                            -----------  --------------  -----------  -------------
Income (loss) before taxes on income                                          848,515      (1,001,091)     840,486        (986,654)
Income and social contribution (expenses) benefits - nominal                 (288,495)        340,371     (285,765)        335,462
Tax effects on:
   Allowance for losses on receivable from Minas Gerais State
     Government                                                               (35,129)       (355,411)     (35,129)       (355,411)
   Reversal of social contribution tax on additional monetary restatement      (3,202)         (4,677)      (3,202)         (4,677)
   Equity pick-up in subsidiaries                                                   -               -        5,403          (1,374)
   Contributions and grants not deductible                                     (1,433)         (1,682)      (1,433)         (1,682)
   Other                                                                       14,494            (823)      15,103            (323)
                                                                            -----------  --------------  -----------  -------------
Income and social contribution tax (expenses) in income statement            (313,765)        (22,360)    (305,023)        (28,142)
                                                                            ===========  ==============  ===========  =============

11) BONUS, NET OF SURCHARGE, AND COSTS TO BE REIMBURSED AS A RESULT OF THE ELECTRICITY RATIONING PLAN

Through the Energy Crisis Committee, the Federal Government established electric energy consumption targets for all consumers of areas affected by the Electricity Rationing Plan in force during the period from June 2001 to February 2002. A financial bonus was established for residential consumers whose electric energy consumption was lower than the target, and surcharges were established for all consumers whose consumption exceeded the target, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee. The balances related to the bonus, costs and surcharge, to be reimbursed by the Federal Government, are as follows:

                                                                                                 Consolidated and Company
                                                                                          ---------------------------------------
                                                                                              June 30,                March 31,
                                                                                                 2003                   2003
                                                                                           ------------------    -----------------

Bonus paid to consumers that consumed less than the target consumption                              23,449               24,101
Costs incurred related to the adoption of the Electricity Rationing Plan in excess
    of the 2.00% surcharge on consumer tariffs                                                      22,107               27,854
                                                                                          ------------------    -----------------
                                                                                                    45,556               51,955
                                                                                          ------------------    -----------------
Current                                                                                             22,107               27,312
Noncurrent                                                                                          23,449               24,643
                                                                                          ==================    =================

Part of the surcharges, in the total amount of R$23,449, were not collected from consumers since they were subject to a judicial dispute during the Electricity Rationing Plan. As a result, ANEEL has not reimbursed the Company for the bonuses relating to the unbilled surcharge. This issue is under negotiation with Ministry of Mines and Energy, and Management does not expect losses on the realization of this amount.

In conformity with ANEEL Resolution No. 600, dated October 31, 2002, the operation costs related to the adoption of the Electricity Rationing Plan in excess of the 2.00% surcharge on consumer rates is being recovered through a rate increase in force since April 8, 2003.

12) RECEIVABLES FROM FEDERAL GOVERNMENT - REVENUE LOSSES FROM LOW-INCOME
CONSUMERS

The new classification criteria, established by the Federal Government, for low income consumers resulted in a decrease in revenues from electricity sales to final customers in the amount of R$86,669 (R$42,386 in 2002 and R$44,283 in 2003), due to the lower rate applied to those customers. Accordingly, in compliance with ANEEL's request, CEMIG recorded these losses under this caption against electricity sales to final customers in 2002 and 2003.

In July 2002, Eletrobras reimbursed CEMIG of billing losses in the period from March 2002 to May 2003 in the amount of R$79,838. The resources were used to pay part of Eletrobras previously conceded financing in the amount of R$34,959 and to pay part of the Energy development account in the amount of R$44,879.

13)   INVESTMENTS

                                                                        Consolidated                       Company
                                                                   ---------------------------   ------------------------
                                                                   June 30,       March 31,        June 30,     March 31,
                                                                     2003           2003             2003         2003
                                                                   ----------    -------------   -----------    ---------
Equity in subsidiaries
     Empresa de Infovias S.A.                                           -                -        248,409         229,014
     Companhia de Gas de Minas Gerais - GASMIG                          -                -         92,280          89,208
     Usina Termica Ipatinga S.A.                                        -                -         77,458          77,272
     Sa Carvalho S.A.                                                   -                -         97,522          95,563
     Horizontes Energia S.A.                                            -                -         64,258          64,258
     Cemig Capim Branco Energia S.A.                                    -                -         15,790          12,273
     Cemig PCH S.A.                                                     -                -         23,023          17,133
     UTE Barreiro S.A.                                                  -                -          4,764           4,526
     Efficientia S.A.                                                   -                -          1,903           1,565
     Cemig Trading S.A.                                                 -                -             10              10
                                                                  -------          -------        -------         -------
                                                                        -                -        625,417         590,822

In consortiums for power plant construction                       717,095          666,363        701,320         654,091
Goodwill on purchase of Infovias                                    9,510            9,510          9,510           9,510
Other investments                                                  10,379           10,447          6,517           8,827
                                                                  -------          -------        -------         -------
                                                                  736,984          686,320      1,342,764       1,263,250
                                                                  =======          =======      =========       =========


(a) The principal information related to consolidated subsidiaries is as follows:

                                                                                                           Six months ended
                                                                         June 30, 2003                       June 30, 2003
                                                        ------------------------------------------------   ------------------
     Subsidiaries                                           Cemig                        Shareholders'     Net income (loss)
                                                         Interest - %       Capital         equity
                                                        ---------------   ------------  ----------------   ------------------
     Empresa de Infovias S.A. *                                  99.92        266,363           230,680              (2,294)
     Companhia de Gas de Minas Gerais -GASMIG *                  95.17         46,067            96,963                9,306
     Usina Termica Ipatinga S.A.                                100.00         74,633            77,458                1,138
     Sa Carvalho S.A.                                           100.00         86,833            97,522                6,203
     Horizontes Energia S.A.                                    100.00         62,871            64,258                    -
     Cemig Capim Branco Energia S.A.                            100.00              1            15,790                    -
     Cemig PCH S.A.                                             100.00              1            23,023                    -
     UTE Barreiro S.A.                                          100.00              1             4,764                    -
     Efficientia S.A.                                           100.00             10             1,903                (655)
     Cemig Trading S.A.                                         100.00             10                10                    -

(*) Information as of May 31, 2003.

Income derived from equity in subsidiaries for the first six months of 2003 includes a R$2,641 adjustment, due to the fact that the Company calculated its equity in subsidiaries in its December 31, 2002 financial statements using preliminary financial statements.

As of June 30, 2003, CEMIG had advances for a capital increase not yet converted into equity in Infovias in the amount of R$17,914.

The special review report for the quarterly information as of June 30, 2003 of the independent accountants of Infovias is not yet completed. The independent accountants' special review report on the quarterly information of Infovias, as of March 31, 2003, included comments on: (i) deferred income and social contribution taxes and the maintenance of the recoverable State VAT - ICMS, which realization is based on future taxable income and the continuity of the investment plan; and (ii) need of additional resources from shareholders or third parties to fund its operations, as well as to ensure the recoverability of its assets at the recorded amounts in its financial statements, until Infovias' own operating revenues reach a certain level to absorb these amounts. The mentioned comments are applicable to Infovias and its controlled company, Way TV.

The Company has signed agreements with Infovias for the lease of CEMIG's network infrastructure, intra-company data transmission services, geo-referenced information and data supply. These agreements are still subject to approval by ANEEL.

ANEEL may seek to impose a fine relating to such agreements if it concludes that they are not in compliance with its regulations. The maximum penalty is a fine, in an amount equal to 2% of the Company's revenues during the 12-month period immediately prior to the imposition of such fine. Management believes that it has meritorious arguments to present to ANEEL in relation to this matter. Additionally, ANEEL may impose restrictions on the agreements' terms and conditions.

(b) Consortiums

CEMIG and its subsidiary, Cemig Capim Branco Energia S.A., are partners with other companies in certain consortiums for electricity generation projects. The consortiums, which are not separate legal entities, were created to manage the related concession contracts. The Company and its subsidiary maintain accounting records of their share in the consortia assets, as follows:

                                                                      CEMIG's
                                                                 participation in          June 30,        March 31,
                                                                 energy generated            2003             2003
                                                                ------------------     ---------------   -------------
  In Operation

      Porto Estrela Hydroelectric Power Plant                      33.33%                      37,185          37,393
      Igarapava Hydroelectric Power Plant                          14.50%                      49,593          49,948
      Funil Hydroelectric Power Plant                              49.00%                     160,014         150,646

  Under Construction

      Queimado Hydroelectric Power Plant                           82.50%                     170,336         163,351
      Aimores Hydroelectric Power Plant                            49.00%                     284,192         252,753
                                                                                       ---------------   -------------
Total Company                                                                                 701,320         654,091
Cemig Capim Branco S.A.
       Capim Branco Hydroelectric Power Plants I and II            21.05%                      15,775          12,272
                                                                                       ---------------   -------------
Total Consolidated                                                                            717,095         666,363
                                                                                       ===============   =============

The realization of Consortiums investments will occur simultaneously with depreciation on the Consortiums assets, under Property, Plant and Equipment, calculated on straight-line basis, according to rates established by ANEEL.

14) PROPERTY, PLANT AND EQUIPMENT

                                                                       Consolidated                             Company
                                         Annual average   ----------------------------------------------------------------------
                                          depreciation         June 30,          March 31,           June 30,         March 31,
                                           rate - %              2003             2003                 2003             2003
                                         --------------   --------------  -----------------  -------------------  ----------------
    In service
       Generation-

         Hydroelectric                         2.47          5,515,358          5,514,557            5,366,978         5,366,177
         Thermoelectric                        1.83            216,708            215,223              132,124           130,639
       Transmission                            3.08          1,089,967          1,029,931            1,089,967         1,029,931
       Distribution                            5.21          6,805,836          6,729,971            6,805,836         6,729,971
       Administration                          9.63            272,041            268,091              271,567           268,091
       Telecom                                 7.79            322,418            321,605                    -                 -
       Gas                                     5.96             64,309             62,215                    -                 -
                                                          --------------  -----------------  -------------------  ----------------
                                                            14,286,637         14,142,015           13,666,472        13,524,809

    Accumulated depreciation and
       amortization

       Generation                                           (2,200,447)        (2,166,849)          (2,178,563)       (2,147,029)
       Transmission                                           (480,469)          (472,454)            (480,469)         (472,454)
       Distribution                                         (2,777,471)        (2,714,350)          (2,777,471)       (2,714,350)
       Administration                                         (146,426)          (139,889)            (146,402)         (139,889)
       Telecom                                                 (35,082)           (29,926)                   -                 -
       Gas                                                     (17,136)           (13,580)                   -                 -
                                                          --------------  -----------------  -------------------  ----------------
                                                            (5,657,031)        (5,537,058)          (5,582,905)       (5,473,722)
                                                          --------------  -----------------  -------------------  ----------------
       Total in service                                      8,629,606          8,604,957            8,083,567         8,051,087
                                                          --------------  -----------------  -------------------  ----------------

    Construction in progress-
       Generation                                              354,525            277,937              323,282           253,300
       Transmission                                             76,842            121,824               76,842           121,824
       Distribution                                            419,438            439,330              419,438           439,330
       Administration                                           37,731             38,076               37,731            38,076
       Telecom                                                  22,438             18,827                    -                 -
       Gas                                                      23,692             16,122                    -                 -
                                                          --------------  -----------------  -------------------  ----------------
     Total construction in progress                            934,666            912,116              857,293           852,530
                                                          --------------  -----------------  -------------------  ----------------
                                                             9,564,272          9,517,073            8,940,860         8,903,617
                                                          --------------  -----------------  -------------------  ----------------
       Special liabilities                                  (1,618,607)        (1,601,915)          (1,618,607)       (1,601,915)
                                                          --------------  -----------------  -------------------  ----------------
     Total                                                   7,945,665          7,915,158            7,322,253         7,301,702
                                                          ==============  =================  ===================  ================

Special liabilities refers primarily to consumers' contributions to support construction necessary to meet energy supply orders. Our obligation to satisfy these Special liabilities depends on ANEEL's disposition at the end of the distribution concessions through reduction of residual value of Property, plant and equipment to define the value that the Federal Government will pay to concessionaires. According to accounting principles and electric energy sector legislation in force in Brazil, these amounts are not subject to updating, amortization or depreciation.

15) SUPPLIERS

                                                          Consolidated                             Company
                                                     June 30,         March 31,           June 30,         March 31,
                                                      2003             2003                 2003             2003
Short term
Electricity supply
Eletrobras - Energy from Itaipu                     413,737            309,252             413,737           309,252
Furnas                                               44,004            139,650              44,004           139,650
  Wholesale Energy Market - MAE                     532,072            457,875             532,072           457,875
  Transfer to Generators                             79,645             71,157              79,645            71,157
  Other                                              32,786             34,177              32,786            34,177
                                              --------------   ----------------  ------------------  ----------------
                                                  1,102,244          1,012,111           1,102,244         1,012,111
Supplies and services                               100,102             72,574              68,263            46,844
                                              --------------   ----------------  ------------------  ----------------
                                                  1,202,346          1,084,685           1,170,507         1,058,955
                                              ==============   ================  ==================  ================
Long term
Electricity supply -
  Transfer to Generators                            333,974            354,758             333,974           354,758
                                              ==============   ================  ==================  ================

The amounts to be paid for energy purchased on the spot market and System service charges - ESS from September 2000 to March 2003 were recorded based on information provided by MAE. The amounts related to the period from April 2003 to June 2003 were accrued based on Company estimates. In February and July 2003, the Company paid R$335,482 and R$372,545, respectively, as described in
Note 8.

Eventual differences between CEMIG's estimates and the effective values and judicial claims currently in progress, filed by market agents, related to the interpretation of the market rules in force, may change the amounts recorded.

As of June 30, 2003, CEMIG had overdue amounts to be paid to Eletrobras, subject to exchange variation and monthly interest on 1%, relating to purchase of energy from Itaipu, in the amount of R$236,414, of which R$29,545 was paid in July 2003.

16) TAXES PAYABLE

                                                  Consolidated                              Company
                                         -------------------------------------  ----------------------------------
                                            June 30,            March 31,          June 30,            March 31,
                                              2003                2003               2003                2003
                                         ---------------   ------------------   ---------------     --------------
Short term

   Income tax                                84,670             66,548                83,958              66,548
   Social contribution tax                   38,961             23,839                37,025              23,839
   State VAT - ICMS                         157,179            134,084               155,265             127,604
   COFINS - Tax on revenue                   32,091             25,995                31,300              25,351
   PASEP - Tax on revenue                    13,594             12,694                13,185              12,387
   INSS - social security                     8,799              8,768                 8,510               8,516
   Other                                     11,596              5,095                 4,838               4,988
                                            -------            -------               -------             -------
                                            346,890            277,023               334,081             269,233
                                            =======            =======               =======             =======

Long Term

   Income tax                               185,899            195,333               185,899             195,333
   Social contribution tax                   66,924             70,320                66,924              70,320
   COFINS                                    45,870             46,743                45,870              46,743
   PASEP                                     18,492             18,609                18,492              18,609
                                            -------            -------               -------             -------
                                            317,185            331,005               317,185             331,005
                                            =======            =======               =======             =======



The federal taxes recorded under long-term liabilities refer to net deferred obligations on assets and liabilities in accordance with the General Agreement of Electricity Sector, which are due according to the realization of these assets and liabilities.

17) LOANS, FINANCING AND DEBENTURES

Composition of the financing by currency and local currency by index is as follow:

                                                                      Consolidated                     Company
                                                             -------------------------------  ---------------------------
                                                                June 30,         March 31,       June 30,      March 31,
                                                                  2003             2003            2003          2003
                                                             --------------  ---------------  ------------  -------------
Currency -
U.S. dollar                                                      1,439,475        1,829,372     1,346,486    1,711,134
EURO                                                                66,597           34,247        66,597       34,247
Unit of account (basket of currencies)                              39,185           41,509        39,185       41,509
                                                             --------------  ---------------  ------------  -------------
                                                                 1,545,257        1,905,128     1,452,268    1,786,890

Indexes -
Indice Geral de Precos - IGP-M (General Price Index)             1,107,713        1,177,289     1,107,713    1,177,289
Indice Interno da Eletrobras - FINEL (Eletrobras Internal
Index)                                                             146,478          151,196       146,478      151,196
UFIR (Tax Reference Unit)                                          152,813          159,995       152,813      159,995
SELIC (Brazilian benchmark interest rate)                          328,062          336,339       328,062      336,339
Other                                                               63,581           49,805        57,176       43,183
                                                             --------------  ---------------  ------------  -------------
                                                                 1,798,647        1,874,624             2    1,868,002
Escrow accounts (1)
Income based on CDI (Interbank certificate of deposit)             (54,982)         (59,156)      (54,982)     (59,156)
Income based on U.S. dollar variation                             (115,997)        (104,914)     (115,997)    (104,914)
                                                             --------------  ---------------  ------------  -------------
                                                                  (170,979)        (164,070)     (170,979)    (164,070)
                                                             --------------  ---------------  ------------  -------------
                                                                 3,172,925        3,615,682     3,073,531    3,490,822
                                                             ==============  ===============  ============  =============

(1) Refers to restricted use funds for payment of foreign currency-denominated financing, in compliance with Banco Central do Brasil - BACEN (Brazilian Central Bank) Resolution No. 2,515 of June 29, 1998.

The variations in the principal currencies and indexes used to restate the loans, financing and debentures are as follows:

                                                      Variation                                                         Variation
                                        Variation        From                                              Variation      From
                                          From         January 1                                             From       January 1
                                       April 1 to       to June                                           April 1 to   to June 30,
                                      June 30, 2003    30, 2003                                          June 30, 2003     2003
             Currency                       %             %                    Indexes                         %            %
------------------------------------  --------------- ---------- --------------------------------------  -------------  ----------

                                                                  Indice Geral de Precos - IGP-M
  U.S. dollar                             (14.35)     (18.72)         (General Price Index)                 (0.35)        5.90
                                                                  Indice Interno da Eletrobras - FINEL
  Euro                                     (9.69)     (10.54)         (Eletrobras Internal Index)           (0.42)        1.17
                                                                  SELIC (Brazilian benchmark interest
  Unit of account (Basket of                1.70        2.23          rate)                                  5.81        11.82
  currencies)


One of the Company's financing contracts, in the total amount of R$413,159 as of June 30, 2003, of which R$274,161 is classified under long-term liabilities and, contains certain financial covenants, with which we are not in compliance. Such noncompliance may cause the amounts due under the contract to become immediately due. In addition, the Company has financing contracts that contain cross-default clauses. The Company has obtained a waiver from a creditor that is party to two contracts containing debt covenants with respect to which the Company is not in compliance. The waiver affirms that such creditor will not exercise its rights to demand either accelerated or immediate payment of the total amounts due as of December 31, 2002, March 31, 2003 and June 30, 2003. The Company believes that such noncompliance with debt covenants was an unusual event, and that its operations for 2003 will allow the full compliance with all debt covenants. In order to avoid acceleration, the aforementioned waiver must be maintained in effect until the original terms of the contracts are fully met. Financing and debentures are classified as current and long-term liabilities according to the original contract terms, in compliance with the waiver obtained.

Infovias' financing from MBK Furukawa Sistemas S.A. / Unibanco, in the total amount of R$91,632 as of May 31, 2003, of which R$72,982 is classified under long-term liabilities, contains certain covenants that, in the event of noncompliance, may cause the amount due under the contract to become immediately due. Infovias has obtained a waiver from the creditors that are parties to this contract. The waiver affirms that such creditors will not exercise their rights to demand either accelerated or immediate payment of the total amount due. The waiver obtained must be renewed every quarter until the original terms of the restricted clauses are met. This financing is classified as short-term and long-term liabilities according to the original terms of the respective contracts, in compliance with the waiver obtained. CEMIG guarantees this contract and any payments made by CEMIG will be converted into preferred shares of Infovias.

18) RESERVE FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising from the normal course of business and relating to tax, labor and civil and other issues.

The Company believes that any loss in excess of the amounts provided for, in respect of such contingencies, will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable, the Company has recognized reserves for losses, as follows:

                                                      Consolidated and Company
                                           ------------------------------------------
                                                 June 30,                 March 31,
                                                   2003                    2003
                                           ---------------------   ------------------
  Labor claims                                          81,772               76,620
  Civil lawsuits - Consumers                            95,000               91,533
  Social contribution tax                              102,797               96,495
  Finsocial (tax on revenue)                            19,726               19,558
  Civil lawsuits - Others                               30,289               27,929
  Other                                                 27,831               21,836
                                           ---------------------   ------------------
                                                       357,415              333,971
                                           =====================   ==================

Certain details relating to such reserves are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$102,215 as of June 30, 2003 (R$95,776 as of March 31, 2003). The Company
recorded in the first semester of 2003 a provision in the amount of R$12,066 (R$6,144 in the first semester of 2002). CEMIG determines the amounts to be reserved based on the nature of the group of claims and the most recent court decisions.

(b) Civil lawsuits - Consumers

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's economic stabilization "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers' claims and recent court decisions.

The total estimated exposure to the Company for those claims, fully provided for, was R$95,000 as of June 30, 2003 (R$91,533 as of March 31, 2003). The
amount is fully provided for.

(c) Social contribution tax

The Company is deducting the amounts of depreciation, amortization and write-off of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. The Company estimates that its potential exposure in this matter is approximately R$102,797, as of June 30, 2003 (R$96,495 as of March 31, 2003). The amount is fully provisioned.

(d) Finsocial

In 1994, CEMIG was fined by the Brazilian federal tax authorities due to the exclusion of State VAT from the Finsocial calculation, a tax on billing extinguished in 1992. The Company that its potential exposure in this matter is approximately R$19,726 as of June 30, 2003 (R$19,558 as of March 31, 2003). The amount is fully provisioned.

(e) Other

Other reserves are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising from the ordinary course of business.

(f) Legal proceedings in which a favorable outcome is probable

CEMIG has other relevant legal proceedings with respect to which the Company considers that a favorable outcome is probable. Certain details relating to such matters are as follows:

       (i) Litigation involving FORLUZ

       The Company is defending, together with FORLUZ, a claim brought by its employees' labor union ("Sindieletro") contesting the suspension of increases in the Company's required contribution to the pension fund pursuant to periodic monetary restatements. The total amount sought in this claim is R$656,484. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related thereto.

       Sindieletro is contesting FORLUZ for changing the pension fund's contribution adjustment index from IGP-DI to IPCA of IPEAD (consumer price index calculated by Minas Gerais Accounting Management and Economic Research Institute of Minas Gerais Federal University). The total amount sought in this claim is R$286,028. Considering that FORLUZ has a meritorious defense to such claim, no reserve has been recorded for this potential claim.

       (ii) Income and social contribution taxes on post retirement benefits

       On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the amount of R$237,494, arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998, 1999 and 2000 tax returns. The tax returns were amended as a result of a change in accounting method for recording post-retirement benefit liabilities. The additional liability that resulted from the accounting change was attributed to the tax year that was amended, resulting in net operating tax loss and social contribution negative basis carryforwards. No reserve has been recorded as a result of this notice, since the Company believes that the procedures which generated the tax credits are legally sound.

       The tax credits mentioned in the preceding paragraph were offset against federal taxes paid in 2001 and 2002. Due to this offset, CEMIG was exposed to additional penalties in the amount of R$184,881. No reserve for contingencies has been made to cover any liabilities that may result from the tax assessment, since CEMIG believes that it has solid legal grounds, which support the procedures adopted.

       (iii) COFINS

       The Company began contesting the payment of COFINS (tax on revenue) in 1992. As a result of an unfavorable court ruling, the Company paid R$239,266 of COFINS tax on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$141,675 in additional fines and interest relating to the non-payment of COFINS. The Company is contesting such claims. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

       (iv) Regulatory agency acts

       ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$200,033 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final decision against the Company. The Company believes that it has a meritorious judicial defense against such claim and has therefore recorded no reserve in respect thereto.

       (v) Settlement of MAE obligations

       In December 2002, CEMIG filed a lawsuit against ANEEL and MAE contesting the amounts charged during the settlement process carried out by the MAE in December 2002 and January 2003. This process was intended to settle the outstanding amounts that the Company and other electric concessionaires owed to MAE in connection with spot market energy purchases as from September 2000.

       As a result of the lawsuit filed, CEMIG did not settle its outstanding MAE obligations at the date determined by MAE. The Company has filed an additional lawsuit to prevent the imposition of a fine relating to the non-compliance with the MAE determination. Such fine, if imposed, would amount to approximately R$4,048. The Company expects to be successful in this lawsuit and, accordingly, no provision has been recorded for this contingency.

       (vi) Civil lawsuits - Consumers

       Various consumers have brought civil claims against CEMIG contesting rate adjustments applied in prior years, including rate subsidies granted to low-income consumers and the Special rate adjustment. It is not possible at the present time to estimate the amounts involved in these claims. The Company believes that it has a meritorious defense and, therefore, no provision has been recorded to such claims.

       The Company is a defendant in five lawsuits contesting the Emergency capacity charge. The Company collects the Emergency capacity charge from its customers on behalf of Comercializadora Brasileira de Energia Eletrica - CBEE, a Federal Government agency set up to supply energy to utilities in the event of future shortages. It is not possible at the present time to estimate the amounts involved in these claims. No accrual has been recorded for these claims since the Company believes that it has a meritorious defense.

       The Company is a defendant, with CVRD, Comercial e Agricola Paineiras and Companhia Mineira de Metais, in a class action lawsuit, brought by the citizens of the State Minas Gerais. This lawsuit seeks to nullify the environmental licenses relating to the Capim Branco I and Capim Branco II hydroelectric power plants. The Company believes that it has a meritorious defense to this lawsuit.

       The Company is also a defendant together with CVRD, in a class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental license relating to Aimores hydroelectric power plant as well as the related concession. Management believes that it has a meritorious defense to this lawsuit.

In addition to the matters described above, CEMIG and its subsidiaries are involved as a plaintiff or defendant in a variety of routine litigation arising from the normal course of business. Management believes that it has an adequate defense in respect of such litigation and that any losses therefrom would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

19) EMPLOYEE POST-RETIREMENT BENEFITS

Since 1973, the Company has been the sponsor of Fundacao Forluminas de Seguridade Social - FORLUZ, a non-profit entity with the purpose of providing its associates, participants and their dependants with additional income to supplement the government pension, in accordance with the pension plan to which they are linked.

FORLUZ offers its associates the following supplementary pension plans:

Mixed Benefit Plan - A defined contribution plan for normal retirement and a defined benefit plan for coverage of active participant's disability and death. The Company's contribution is equivalent to the associate's monthly basic contributions and is the only plan available for new participants.

Settled Benefit Plan - Includes all retired participants who opted for this plan and the balances, at the option date, of active participants who opted for migrating from the Defined Benefit Plan to the above-mentioned Mixed Benefit Plan.

Defined Benefit Plan - Benefit plan adopted by FORLUZ up to 1998, in which the Federal Government Social Security benefit is supplemented in relation to the actual average salary of the employee's final years of service in the Company.

In addition to the pension plans provided by FORLUZ, the Company also pays part of the life insurance premium for its retirees and of the health care plan for employees, retirees and their dependants. These plans are also managed by FORLUZ.

The changes in net post-retirement liabilities are as follows:

                                                           Pension plan and
                                                          supplementation of
                                                              retirement        Health care   Life insurance
                                                              ----------        -----------   --------------

Net liabilities as of March 31, 2003                            1,327,581          200,390         252,598
Net periodic cost recorded in the income statement                  2,418            6,383           8,423
Contributions paid                                                (14,955)          (4,113)         (1,326)
                                                                ---------          -------         -------
Net liabilities as of June 30, 2003                             1,315,044          202,660         259,695
                                                                =========          =======         =======

Part of the deficit in FORLUZ's actuarial reserves in the amount of R$1,601,007 as of June 30, 2003 (R$1,537,044 as of March 31, 2003) was
recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system ("Price Table"), subject to annual restatement in accordance with the salary correction index for the Company's employees (not including productivity) included in the defined benefit plan and subject to IPCA - IPEAD for other plans, plus 6% per year.

20) SHAREHOLDERS' EQUITY

The change in shareholders' equity is as follows:

     Balance as of March 31, 2003                                 5,832,690
     Net Income for the quarter ended June 30, 2003                 383,769
                                                           ------------------
     Balance as of June 30, 2003                                  6,216,459
                                                           ==================

In September 1999, the State of Minas Gerais filed a lawsuit seeking to nullify the shareholders' agreement signed in 1997 with Southern Electric Brasil Participacoes Ltda. On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders' agreement null and void. Southern Electric Brasil Participacoes Ltda. appealed the decision which was rejected by the Minas Gerais State Court of Appeals on October 9, 2001. Southern Electric Brasil Participacoes Ltda. has appealed the Court's latest decision.

21) ELECTRICITY SALES

The composition of electricity sales to final customers is as follows:

                                                                        Consolidated
                                --------------------------------------------------------------------------------------------------
                                              (Not reviewed by accountants)
                                --------------------------------------------------------------
                                    No of consumers                         MWh                                   R$
                                ----------------------------    ------------------------------       -----------------------------
                                   Six months ended                 Six months ended                      Six months ended
                                       June 30,                         June 30,                              June 30,
                                -----------------------------    ------------------------------       -----------------------------
                                 2003            2002            2003              2002                 2003            2002
                                -------------   -------------    -------------   --------------       --------------   ------------
Residential                      4,663,858       4,559,274        3,315,583         3,123,939           1,101,002         835,354
Industrial                          68,477          68,110       10,713,332        10,794,168           1,289,312       1,021,778
Commercial                         518,266         509,599        1,722,015         1,641,481             485,208         377,678
Rural                              351,753         329,619          758,441           713,061             138,353         107,251
Public authorities                  44,233          42,567          249,323           216,945              65,722          47,926
Public lighting                      2,153           2,733          497,480           412,464              83,138          59,290
Public services                      6,897           6,658          480,218           466,709              77,911          60,236
Own consumption                      1,337           1,364           27,443            24,425                   -               -
Unbilled, net                            -               -                -                 -              73,041          33,939
                                 ---------       ---------       ----------        ----------           ---------       ---------
                                 5,656,974       5,519,924       17,763,835        17,393,192           3,313,687       2,543,452
Supply to other concessionaries          4               4          103,411           158,412               8,429          10,685
MAE transactions                         -               -                -                 -              21,318          38,687
                                 ---------       ---------       ----------        ----------           ---------       ---------
Total                            5,656,978       5,519,928       17,867,246        17,551,604           3,343,434       2,592,824
                                 =========       =========       ==========        ==========           =========       =========



                                                                      Company
                                --------------------------------------------------------------------------------------------------
                                             (Not reviewed by accountants)
                                --------------------------------------------------------------
                                    No of consumers                         MWh                                   R$
                                ----------------------------    ------------------------------       -----------------------------
                                   Six months ended                 Six months ended                      Six months ended
                                       June 30,                         June 30,                              June 30,
                                -----------------------------    ------------------------------       -----------------------------
                                 2003              2002            2003              2002                 2003            2002
                                -------------   -------------    -------------   --------------       --------------   ------------
Residential                      4,663,858       4,559,274        3,315,583       3,123,939           1,101,002         835,354
Industrial                          68,471          68,108       10,351,732      10,379,266           1,260,651       1,001,936
Commercial                         518,266         509,599        1,722,015       1,641,481             485,208         377,678
Rural                              351,753         329,619          758,441         713,061             138,353         107,251
Public authorities                  44,233          42,567          249,323         216,945              65,722          47,926
Public lighting                      2,153           2,733          497,480         412,464              83,138          59,290
Public services                      6,897           6,658          480,218         466,709              77,911          60,236
Own consumption                      1,337           1,364           27,443          24,425                   -               -
Unbilled, net                            -               -                -               -              73,041          33,939
                                 ---------       ---------       ----------      ----------           ---------       ---------
                                 5,656,968       5,519,922       17,402,235      16,978,290           3,285,026       2,523,610
Supply to other concessionaries          4               4          103,411         158,412               8,429          10,685
MAE transactions                         -               -                -               -              21,318          38,687
                                 ---------       ---------       ----------      ----------           ---------       ---------
Total                            5,656,972       5,519,926       17,505,646      17,136,702           3,314,773       2,572,982
                                 =========       =========       ==========      ==========           =========       =========


22) OTHER OPERATING REVENUES

                                                           Consolidated                      Company
                                                  -------------------------------  -----------------------------
                                                         Six months ended                Six months ended
                                                  ------------------------------   ----------------------------
                                                             June 30,                        June 30,
                                                        2003            2002            2003           2002
                                                  ---------------  --------------  --------------  -------------

Use of basic transmission network                        122,940          79,756         122,940         79,756
Gas sales                                                114,799          63,071               -              -
Fuel consumption quota                                     4,358          16,102           4,358         16,102
Regulated services                                         3,561           3,560           3,561          3,560
Electricity services                                       8,802           7,842           8,749          7,842
Telecom and cable TV services                             16,341           2,728               -              -
Rent and leasing                                           9,669           8,997           9,669          8,997
Other                                                        982             948             982            948
                                                  ---------------  --------------  --------------  -------------
                                                         281,452         183,004         150,259        117,205
                                                  ===============  ==============  ==============  =============

23) DEDUCTIONS FROM OPERATING REVENUES

                                                              Consolidated                      Company
                                                     -------------------------------  -----------------------------
                                                            Six months ended                Six months ended
                                                     ------------------------------   ----------------------------
                                                                June 30,                        June 30,
                                                         2003             2002            2003           2002
                                                     ---------------  --------------  --------------  -------------

State VAT - ICMS on sales to final consumers                704,129         542,058         680,184        538,124
COFINS - Tax on revenue                                     107,404          88,568         103,204         85,906
Global reserve for reversion quota - RGR                     71,352          64,659          70,894         64,355
PASEP - Tax on revenue                                       58,512          19,190          56,393         18,613
Emergency capacity charge                                   139,228          41,237         137,431         40,932
Other                                                           746             191             139            162
                                                     ---------------  --------------  --------------  -------------
                                                          1,081,371         755,903       1,048,245        748,092
                                                     ===============  ==============  ==============  =============

CEMIG collected, in the first semester of 2003, retroactive amounts related to the Emergency capacity charge for the period from July 2, 2002 to October 10, 2002, in the amount of R$46,468, due to a class action injunction which did not allow the amounts to be collected in the prior year.

CEMIG pays the State VAT on the Special rate adjustment according to collection of the amounts in power bills.

24) ELECTRICITY PURCHASED FOR RESALE

                                                                  Consolidated and Company
                                                           ---------------------------------------
                                                                      Six months ended
                                                                          June 30,
                                                           --------------------------------------
                                                                 2003                 2002
                                                           ------------------   ------------------

Itaipu Binacional (through FURNAS)                                  558,225              475,033
Energy traded on spot market - MAE                                   39,428              109,966
Initial contracts                                                    69,325               74,509
Other                                                                13,360                2,729
                                                           ------------------   ------------------
                                                                    680,338              662,237
                                                           ==================   ==================

In 2003, the electricity volume purchased by the Company through initial contracts was reduced by 25%, in accordance with the timetable for deregulation of the electric energy sector, that establishes an annual reduction of electricity volume purchased through initial contracts from 2003 and 2006.

The electricity acquired from ITAIPU is denominated in US dollars and the prices are defined by ANEEL.

25) OPERATING PROVISIONS

                                                                     Consolidated                           Company
                                                              ------------------------------    ---------------------------------
                                                                   Six months ended                     Six months ended
                                                                       June 30,                             June 30,
                                                              ------------------------------    ---------------------------------
                                                                 2003              2002              2003               2002
                                                              -----------    ---------------    --------------    ---------------
Allowance for doubtful accounts                                  31,160             (3,162)           29,702             (3,162)
Provision for losses on the realization of the Special rate
   adjustment                                                    20,965                  -            20,965                  -
Labor claims                                                     12,066              6,144            12,066              6,144
Judicial claims - class actions                                  13,404              3,847            13,404              3,847
Other                                                             2,618              1,590             2,618              1,590
                                                              -----------    ---------------    --------------    ---------------
                                                                 80,213              8,419            78,755              8,419
                                                              ===========    ===============    ==============    ===============

The reversal of the Allowance for doubtful accounts in the previous period was due from the collection of overdue credits of industrial consumer that were reserved.

26) ENERGY DEVELOPMENT ACCOUNT

The Energy Development Account - CDE was created by Law No. 10,438/02 to foster energy development of States and the competitiveness of energy produced through wind farms, PCHs (small hydroelectric power plants), biomass, natural gas and coal. The amounts to be paid by CEMIG were defined by ANEEL Resolution No. 42 as of January 31, 2003.

27) OTHER EXPENSES

                                                            Consolidated                      Company
                                                   -------------------------------  -----------------------------
                                                          Six months ended                Six months ended
                                                              June 30,                        June 30,
                                                   ------------------------------   ----------------------------
                                                       2003             2002            2003           2002
                                                   ---------------  --------------  --------------  -------------

Fuel consumption quota                                     4,286          16,104           4,286         16,102
Rentals and leasing                                        8,517           7,566           7,929          7,472
Grants and donations                                       5,712           6,938           5,712          6,938
Advertising                                                3,600          10,619           3,371         10,599
ANEEL inspection fee                                       6,736           5,772           6,656          5,699
Own consumption - Electric energy                          6,043           5,509           5,215          4,957
MAE contribution                                           1,730           3,775           1,730          3,771
Energetic efficiency expenses                              6,472           4,556           6,310          4,429
Other taxes (real estate, vehicle, etc.)                   8,202           2,871           6,669          2,858
General expenses                                          21,651          11,549          18,253          8,994
                                                   ---------------  --------------  --------------  -------------
                                                          72,949          75,259          66,131         71,819
                                                   ===============  ==============  ==============  =============

The fuel costs incurred for the purpose of electricity generation are reimbursed by Centrais Eletricas Brasileiras S.A. - ELETROBRAS and are recorded as other operating revenues.

28) FINANCIAL INCOME (EXPENSES)

                                                                       Consolidated                       Company
                                                                 ----------------------------  ------------------------------
                                                                     Six months ended                Six months ended
                                                                         June 30,                        June 30,
                                                                 ----------------------------  ------------------------------
                                                                   2003            2002             2003            2002
                                                                 ------------ ---------------  ---------------  -------------
Financial income:
  Investment income earned                                           14,953          95,095            6,955         89,941
  Late charges on past-due electricity bills                         25,715          19,037           25,715         19,037
  Interest and monetary restatement on receivable from Minas
    Gerais State Government                                          82,011          97,326           82,011         97,326
  Monetary restatement on special rate adjustment                   146,415         137,546          146,415        137,546
  Monetary restatement of CVA                                        52,122           6,031           52,122          6,031
  Monetary restatement - Distributors - Energy supply                24,738           8,803           24,738          8,803
  Foreign exchange gains                                            355,845          29,441          337,317         29,439
  Taxes on financial income (PASEP and COFINS)                      (38,682)        (14,398)         (38,506)       (14,376)
  Other                                                               3,415           1,421            7,927          1,412
                                                                 ------------ ---------------  ---------------  -------------
                                                                    666,532         380,302          644,694        375,159
                                                                 ============ ===============  ===============  =============

Financial expenses:
  Interest on loans and financing                                  (150,463)       (123,673)        (144,712)      (115,449)
  Monetary restatement - Electricity supply                         (25,819)        (34,835)         (25,819)       (34,835)
  Monetary restatement of CVA                                       (11,078)               -         (11,078)              -
  Foreign exchange losses                                           (14,654)       (344,439)         (14,654)      (326,661)
  Monetary restatement on loans and financing                       (32,110)        (16,060)         (32,110)       (16,060)
  Financial transaction tax ("CPMF")                                (16,044)        (12,128)         (15,037)       (11,368)
  Reversion (Provision) for valuation of marketable securities       45,543         (20,828)          45,543        (20,828)
  Interest on capital                                                     -        (120,000)               -       (120,000)
  Other                                                             (30,792)        (15,169)         (29,202)       (14,623)
                                                                 ------------ ---------------  ---------------  -------------
                                                                   (235,417)       (687,132)        (227,069)      (659,824)
                                                                 ------------ ---------------  ---------------  -------------
                                                                    431,115        (306,830)         417,625       (284,665)
                                                                 ============ ===============  ===============  =============

Financial charges and inflationary/exchange effects on financing of construction in progress during the first semester of 2003, in the amounts of R$38,031 and R$38,654, respectively, were transferred to Property, plant and equipment, and Investments (R$11,557 of financial charges and R$14,441 of inflationary/exchange effects during the first semester of 2002).

The interest and monetary variation on the above mentioned Receivables from Minas Gerais State Government are related, primarily, to the Third Amendment signed with the Minas Gerais State Government, considering that a full provision for losses has been recorded on the Second Amendment. More information in Note 9.

29) PRINCIPAL TRANSACTIONS WITH RELATED PARTIES

                                                                         June 30, 2003                    March 31, 2003
                                                                   Minas Gerais                    Minas Gerais
                                                                      State                           State
                                                                    Government         FORLUZ       Government          FORLUZ
                                                                    ----------         ------       ----------          ------
           ASSETS

Current assets
Accounts receivable                                                    33,464               -          78,868                 -
Recoverable taxes
     State VAT - ICMS                                                  23,268               -          23,851                 -
Other
     Advances for welfare benefits                                          -          14,916               -            17,641
Noncurrent assets
Receivable from Minas Gerais State Government                         836,971               -         819,899                 -
Recoverable taxes
     State VAT- ICMS                                                   88,171               -          79,368                 -
     State VAT - ICMS - Under discussion with Minas
        Gerais State Government                                        18,843               -          18,843                 -
Accounts receivable                                                    49,167               -               -                 -

           LIABILITIES
Short term liabilities
Taxes payable-

     State VAT - ICMS                                                 155,265               -         127,604                 -
Dividends and interest on capital                                      50,418               -          50,418                 -
Employee post-retirement benefits                                           -         244,257               -           176,981
Other
     Transfer of contributions                                              -          26,161               -            14,751
Long-term liabilities
Debentures                                                             27,010               -          27,106                 -
Employee post-retirement benefits                                           -       1,533,142               -         1,603,588


                                                                          Six months ended                 Six months ended
                                                                          June 30, 2003                     June 30, 2002
                                                                    --------------------------        --------------------------

           INCOME STATEMENT
Electricity sales to final customers                                   15,231               -          10,952                 -
Deductions from operating revenues - State VAT - ICMS                (680,184)              -        (538,124)                -
Employee post-retirement benefits                                           -         (23,753)              -          (108,499)
Personnel expenses                                                          -         (16,606)              -           (17,484)
Financial income-
     Interest and monetary restatement on receivable from Minas
       Gerais State Government                                        185,331               -         134,769                 -
     Provision for losses on account receivable from Minas Gerais
       State Government                                              (103,320)              -         (37,443)                -
Financial expenses-
     Monetary restatement of debentures                                (1,503)              -               -                 -
Non-operating expenses-
     Provision for losses on account receivable from Minas Gerais
       State Government                                                      -               -    (1,045,325)                  -
     FORLUZ - management expenses                                            -         (3,123)              -            (4,552)

The account receivable from Minas Gerais State Government, in the amount of R$82,630 as of June 30, 2003, which includes accounts receivable from COPASA, are overdue. Management does not expect losses on the realization of this asset.

30) FINANCIAL INSTRUMENTS

The financial instruments used by CEMIG, all recorded on its financial statements, are: Cash and cash equivalents, Accounts receivable, Receivable from Minas Gerais State Government, Marketable securities and loans, financing and debentures, and gains and losses from the transactions are fully recorded.

These instruments are managed through monitoring policies and operational strategies focused on liquidity, profitability and safety. The Company operates with banks which meet financial strength and trustworthiness guidelines, according to pre-defined management criteria. The Company's control policy includes continually comparing rates with market levels.

As of June 30, 2003, CEMIG and its subsidiaries have short term investments with interest rate swap, in the amount of R$5,840 and R$14,286. These short term investments have repurchase clauses and interest rate based on the CDI (Interbank Certificate Rate). The Company and its subsidiaries have the right to call for early redemption of these securities without penalty or loss.

a) Derivatives

The Company has derivative financial instruments in order to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. CEMIG's subsidiaries have no derivative financial instruments as of June 30, 2003 and March 31, 2003.

As of June 30, 2003, the Company has derivative financial instruments ("swaps") with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to U.S. Dollar, in the amount equivalent to US$98,701 thousand. The Company did not have swaps in amounts considered significant as of March 31, 2003.

The principal amounts of the derivative financial instruments are not recorded in the balance sheet. The net unrealized losses from these operations, in the amount of R$17,747, were recorded as a credit to Other - Short term liabilities, in counterpart of a debt to Financial expenses - Investments earned.

The unrealized gains (losses) from derivative financial instruments are recorded on an accrual basis, which may result in significant differences when compared to the estimated market value of such instruments, due to the fact that the market value represents the present value of future gains and losses incurred in these operations.

The table below presents the Company's derivative financial instruments, the gains (losses) recorded and the respective estimated market value of these instruments as of June 30, 2003:

                                                                                                         Gains (Losses)
                                                                                                ---------------------------------
                                                                                                Recorded on
                                                                                  Principal      financial             Estimated
                                                                                    Value       statements           Market value
                                                                                  Contracted    --------------   ----------------
                                                                                     US$         June 30,            June 30,
       CEMIG's rights                CEMIG's obligations             Length       thousand        2003                2003
       --------------                -------------------             ------       --------       -------------    ---------------
            US$                              R$                   From 07/2003
     Plus interest rate            Indexed to CDI variation            to
    (1,0% 14,2% per year)                (100% CDI)                 12/2003        57,708         (17,312)          (16,583)


                                             R$                       From
                             Indexed to pre-fixed interest rates   07/2003 to
            US$                   (3.7% to 26.6% per year)          11/2003        40,993            (435)             (534)
                                                                                   ------         -------           -------
                                                                                   98,701         (17,747)          (17,117)
                                                                                   ======         =======           =======

b) The Company has Brazilian National Treasury Notes acquired from the Minas Gerais State Government, with final maturity on April 15, 2024, subject to restatement based on the U.S. dollar exchange variation and interest on the restated face value of 6.00% per year (from April 15, 2000 to maturity).

                                                 June 30, 2003
                                           -----------------------
                 Face value                           173,645
                 Market value                          74,691

These securities are recorded at market value, determined based on a quotation from ANDIMA (National Association of Open Market Institutions). This asset is recorded under Marketable securities in noncurrent assets.

31) CORPORATE REORGANIZATION

Currently, CEMIG's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. However, pursuant to CEMIG's principal concession agreements and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, CEMIG has to restructure its business, resulting in the "unbundling" of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According to the concession agreements, CEMIG was to have completed the reorganization process by December 31, 2000.

ANEEL later granted the Company an extension to September 21, 2002 to complete the unbundling process.

The Minas Gerais State Government, the major shareholder, considering that the "unbundling" must be approved in advance by the State Legislature, submitted to the Legislature, on March 2, 2001, a bill proposing the restructuring of the Company into three companies, but as this legislation has not yet been adopted, the reorganization process has not yet been completed. Additionally, The Company has submitted an extension request to ANEEL, which has not yet been answered.

On November 11, 2002, ANEEL fined the Company the amount of R$6,046, because CEMIG had not concluded the "unbundling". No accrual has been recorded for this claim, as the Company believes it has a meritorious defense against the fine and any other possible penalties that may be imposed regarding this matter.

32) SUBSEQUENT EVENTS

a) Financing obtained from BNDES for settlement of MAE transactions:

On July 1, 2003, CEMIG obtained financing from BNDES, in the amount of R$176,483, for settlement of obligations arising from MAE transactions during the period which the Electricity Rationing Plan was in force. The financing will be paid through 55 monthly installments as from August 15, 2003. It bears interest of 1% per year and monetary variation based on SELIC and it is guaranteed by 1.36% of the Company's monthly electricity sales to final customers.

b) Settlement of obligations pursuant to the Energy Development Account

The obligations pursuant to the Energy Development Account, in the amount of R$84,055, from January to June 2003, recorded under Regulatory charges in Short term liabilities, were entirely settled by the Company in July 2003. Part of the funds used in this settlement were obtained from the collection of Receivables from Federal Government - Revenue losses from low income consumers as described in Note 12.

33) STATEMENTS OF CASH FLOWS

The individual (Company) and consolidated statements of cash flows for the six-month periods ended June 30, 2003 and 2002 are presented for additional analysis and are not required as part of the basic interim financial statements.

                                                                  Consolidated                             Company
                                                        -------------------------------------   ----------------------------------
                                                                Six month periods                     Six month periods
                                                                 ended June 30,                         ended June 30,
                                                        -------------------------------------   ----------------------------------
                                                              2003                  2002            2003                 2002
                                                        ---------------     -----------------   -------------     ----------------
CASH FLOWS FROM OPERATIONS:
Net income (loss) for the period                              535,463              (894,796)        535,463             (894,796)
Items not affecting cash -
     Depreciation and amortization                            280,999               270,843         262,256              257,729
     Special rate adjustment                                        -              (261,425)              -             (261,425)
     Purchased energy from MAE - Suppliers                    (21,318)              (32,272)        (21,318)             (32,272)
     Energy purchased on spot market                                -                42,986               -               42,986
     Disposals of property, plant and equipment, net           21,385                11,208          21,385               11,208
     Equity in subsidiaries                                         -                     -         (15,892)                 280
     Interest and monetary variations, net                   (451,122)               51,965        (428,407)              34,231
     Deferred income and social contribution taxes             87,348               (99,404)         86,982              (86,780)
     Provisions for operating losses                           48,951                19,845          47,493               19,845
     Provision for losses on account receivable
         from Minas Gerais State Government                         -             1,045,325               -            1,045,325
     Employee post-retirement benefits                         23,753               108,499          23,753              108,499
     Other                                                       (733)               (9,773)              -                    -
                                                        ---------------     -----------------   -------------     ----------------
                                                              524,726               253,001         511,715              244,830
                                                        ---------------     -----------------   -------------     ----------------

(Increase) Decrease in assets -
Accounts receivable                                          (194,886)             (216,267)       (214,005)            (221,558)
Consumers - Special rate adjustment                           124,941               120,426         124,941              120,426
Recoverable taxes                                             (62,888)              (35,216)        (60,724)             (20,903)
Receivables from Federal Government - revenue losses
   from low-income consumers                                  (44,283)                     -        (44,283)
Electricity Rationing Plan - Bonus paid to consumers
   and adoption costs incurred in excess of surcharge
   applied to consumers                                             -               (87,565)             -               (87,565)

Prepaid expenses - CVA                                         19,534               (47,921)         19,534              (47,921)
Judicial deposits                                                   -               (48,801)              -              (48,801)
Other noncurrent assets                                        61,551               (44,667)         60,558              (39,831)
                                                        ---------------     -----------------   -------------     ----------------
                                                              (96,031)             (360,011)       (113,979)            (346,153)
                                                        ---------------     -----------------   -------------     ----------------
Increase (Decrease) in liabilities -
Suppliers                                                     (90,800)              109,467         (78,886)             111,342
Taxes payable                                                 288,530               194,063         281,874              180,834
Payroll and related charges                                     9,832                 1,866           9,994                1,245
Regulatory charges                                             44,667                (2,461)         44,422               (2,203)
Loans and financing                                          (97,524)               128,720        (98,251)              129,527
Employee post-retirement benefits                            (83,834)               (68,500)       (83,834)              (68,500)
Other                                                         56,987                (23,142)        79,227               (26,676)
                                                        --------------      -----------------   ------------      ----------------
                                                             127,858                340,013        154,546               325,569
                                                        --------------      -----------------   ------------      ----------------
CASH PROVIDED BY OPERATING ACTIVITIES                        556,553                233,003        552,282               224,246
                                                        --------------      -----------------   ------------      ----------------




                                      36



                                                                  Consolidated                             Company
                                                        -------------------------------------   ----------------------------------
                                                               Six month periods                      Six month periods
                                                                 ended June 30,                        ended June 30,
                                                        -------------------------------------   ----------------------------------
                                                               2003                  2002            2003                2002
                                                        --------------      -----------------   ------------     -----------------
CASH FLOWS FROM FINANCING ACTIVITY
Proceeds from long-term financing                            407,358                147,512        407,358               147,512
Payments of loans and financing                             (335,732)              (227,257)      (321,469)             (214,343)
Special liabilities                                           33,176                 67,410         33,176                67,410
Advanced billings of electric power                                -                (30,370)             -               (30,370)
Advance for future capital increase                                -                 11,526            (25)                    -
Dividends and interest on capital                                128                   (367)           (25)                 (367)
                                                        --------------      -----------------   ------------     -----------------
                                                             104,930                (31,546)       119,040               (30,158)
                                                        --------------      -----------------   ------------     -----------------

TOTAL CASH PROVIDED                                          661,483                201,457        671,322               194,088
                                                        --------------      -----------------   ------------     -----------------

CASH USED IN INVESTING ACTIVITIES
Additions to investments                                   (128,018)              (187,629)      (179,838)             (223,600)
Increase in property, plant and equipment                  (381,794)              (285,099)      (344,978)             (244,517)
Increase in deferred charges                                   (285)               (10,260)              -                     -
                                                        --------------      -----------------   ------------     -----------------
                                                           (510,097)              (482,988)      (524,816)             (468,117)
                                                        --------------      -----------------   ------------     -----------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             151,386               (281,531)       146,506              (274,029)
                                                        ==============      =================   ============     =================

CHANGES IN CASH AND CASH EQUIVALENTS
At beginning of the period                                   122,975                705,844         50,303               642,492
At end of the period                                         274,361                424,313        196,809               368,463
                                                        --------------      -----------------   ------------     -----------------
                                                             151,386               (281,531)       146,506              (274,029)
                                                        ==============      =================   ============     =================

                                                                        Item 4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS -- CEMIG
---------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF CONSOLIDATED OPERATIONS:
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003 COMPARED TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2002

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net Income (loss)

The Company and its subsidiaries ("the CEMIG Group") had net income of R$535,463 in the six-month period ended June 30, 2003 compared to a net loss of R$894,796 in the six-month period ended in June 30, 2002.

In the first six months of 2003, consolidated income was positively impacted mainly due to an increase in electricity sales and in financial income arising from appreciation the Brazilian real against the U.S. dollar. In the same period of 2002, the result was negatively impacted due primarily to the provision for losses on receivables from Minas Gerais State Government and financial expenses arising from devaluation of the Brazilian real against the U.S. dollar.

Electricity sales

Electricity gross sales were R$3,343,434 in the six-month period ended in June 30, 2003 compared to R$2,592,824 in the six-month period ended June 30, 2002, an increase of 28.95%. This result was due primarily to:

o an average rate increase of 10.51% starting in April 8, 2002 (full effect in 2003);
o an average rate increase of 31.53% starting in April 8, 2003;
o an increase in Emergency capacity charge collected in the six-month period ended in June 30, 2003;
o a 1.78% increase in electricity volume sold to final customers.

Electricity sales to final customers
------------------------------------

Electricity gross sales to final customers were R$3,313,687 in the six-month period ended June 30, 2003 compared to R$2,543,452 in the six-month period ended June 30, 2002, representing an increase of 30.28%. This increase resulted from the average rate increases of 10.51% and 31.53% in April 2002 and 2003, respectively, and a 2.12% raise in electricity sales volume. Sales to the most representative markets, residential and commercial, increased 6.13% and 4.91% respectively, and sales to the industrial market decreased 0.75%.

The increase in gross electricity sales was additionally impacted by Emergency capacity charge collected in power bills of R$139,228 in the six-month period ended June 30, 2003 compared to R$41,237 in the six-month period ended June 30, 2002 (this charge started being collected in March 2002). The significant change between these periods is a result of the retroactive amounts collected, in 2003, of part of the Emergency capacity charge related to the period from July 2, 2002 to October 8, 2002, in the amount of R$46,468, due to a injunction which did not allow these amounts to be collected in the such period.

              Volume of electricity sold to final consumers - GWh

                               [GRAPHIC OMITTED]


Electricity supply to other concessionaires
-------------------------------------------

The revenues arising from the electricity supply to other concessionaires were R$29,747 in the six-month period ended in June 30, 2003 compared to R$49,372 in the six-month period ended in June 30, 2002, a decrease of 39.75%. This decrease is primarily a result of higher revenues from energy traded in the spot market ("MAE") in the prior period, due to the Electricity Rationing Plan in force in January and February of 2002.

Special rate adjustment revenue
-------------------------------

In accordance with the General Agreement of the Electricity Sector, CEMIG recorded in the six-month period ended in June 30, 2002 revenue for the special rate adjustment for billing losses and a portion of expenses for energy traded on the MAE, arising from the Electricity Rationing Plan, in the amount of R$261,425. The amounts recorded as Special rate adjustment revenue are being collected by CEMIG through an additional rate increase in force for a maximum period of 82 months, since January 2002.

Operating expenses

The operating expenses were R$2,113,422 in the six-month period ended in June 30, 2003 compared to R$1,916,439 in the six-month period ended in June 30, 2002, an increase of 10.28%, due primarily to a increase in Personnel expenses, Gas purchased for resale and Operating provisions in counterpart of a decrease in Employee post-retirement benefits. The main variations in expenses are described below:

Personnel
---------

Personnel expenses were R$316,324 in the six-month period ended in June 30, 2003 compared to R$265,182 in the six-month period ended in June 30, 2002, an increase of 19.29%, due primarily to an increase in salaries of 11.45% in November 2002, an increase of 0.63% in the average number of CEMIG's employees (11,420 employees in the six-month period ended in June 30, 2003 compared to 11,348 employees in the six-month period ended in June 30, 2002), and a reduction in Personnel expenses transferred to Construction in progress.

Electricity purchased for resale
--------------------------------

Electricity purchased for resale was R$680,338 in the six-month period ended in June 30, 2003 compared to R$662,237 in the six-month period ended in June 30, 2002, representing an increase of 2.73%. This variation is a result of an increase in expenses for energy purchased from Itaipu, R$558,225 in the six-month period ended in June 30, 2003 compared to R$475,033 in the six-month period ended in June 30,

2002, partially offset by a decrease in MAE transaction expenses, R$39,428 in the six-month period ended in June 30, 2003 compared to R$109,966 in the six-month period ended in June 30, 2002. The higher MAE expenses in the six-month period ended in June 30, 2002 were due to the significant higher rates presented during that period, principally in January and February, months in which the Electricity Rationing Plan was in force.

Depreciation and amortization
-----------------------------

Depreciation and amortization expenses were R$280,999 in the six-month period ended in June 30, 2003 compared to R$270,843 in the six-month period ended in June 30, 2002, representing an increase of 3.75%, due primarily to the launch of additional distribution network and lines.

Outside services
----------------

Outside services were R$139,112 in the six-month period ended in June 30, 2003 compared to R$111,736 in the six-month period ended in June 30, 2002, representing an increase of 24.50%, due to the adjustment of service contract prices, mainly related to delivery of bills to consumers, maintenance of facilities and electric equipment.

Employee post-retirement benefits
---------------------------------

Employee post-retirement benefit expenses were R$23,753 in the six-month period ended in June 30, 2003 compared to R$108,499 in the six-month period ended in June 30, 2002, representing a reduction of 78.11%. The decrease in expenses is due basically to the estimate, for the year of 2003, of a lower increase in projected benefit obligations compared to a higher profitability expected for plan assets.

Operating provisions
--------------------

Operating provisions were R$80,213 in the six-month period ended in June 30, 2003 compared to R$8,419 in the six-month period ended in June 30, 2002, representing an increase of 852.76%. This increase is due to the additional provision for losses on realization of the special rate adjustment, in the amount of R$20,966, recorded in the six-month period ended in June 30, 2003 and to the Allowance for doubtful accounts of R$31,160 recorded in the six-month period ended in June 30, 2003 compared to a reversion of R$3,162 recorded in the six-month period ended in June 30, 2002. The reversion in Allowance for doubtful accounts recorded in the prior period was a result of significant overdue amounts collected from an industrial customer.

Fuel consumption quota - CCC
----------------------------

Fuel consumption quota expenses were R$157,490 in the six-month period ended in June 30, 2003 compared to R$160,004 in the six-month period ended June 30, 2002, representing a reduction of 1.57%. Fuel consumption quota refers to operating costs of thermoelectric plants in the Brazilian energy system prorated among electric concessionaires through ANEEL resolution.

Gas purchased for resale
------------------------

Gas purchased for resale expenses were R$76,746 in the six-month period ended in June 30, 2003 compared to R$45,059 in the six-month period ended in June 30, 2002, an increase of 70.32%. These expenses refer to gas purchased by GASMIG. This variation is a result of gas prices increase partially offset by a 10.03% reduction in the volume of gas acquired, 199,628 thousand m3 in the six-month period ended in June 30, 2003 compared to 221,876 thousand m3 in the six-month period ended in June 30, 2002 as a result of lower purchase volumes from thermoelectric plants.

Financial income (expenses)

The main factors that impacted the financial items are as follows:

     o Investment income earned in the amount of R$14,953 in the six-month period ended in June 30, 2003 compared to R$95,095 in the six-month period ended in June 30, 2002. In the prior period, there was a higher volume of investments because of the debentures issued on November 2001, the proceeds of which were applied to CEMIG's Investment Plan during 2002, in connection with the reduction in revenues. Additionally, losses from unredeemed financial instruments denominated in U.S. dollars contributed to the decrease of Investment income in the six-month period ended in June 30, 2003, as the Company recorded an expense in the amount of R$17,747.
     o Foreign net exchange gains in the amount of R$341,191 in the six-month period ended in June 30, 2003, compared to foreign net exchange losses of R$314,998 in the six-month period ended in June 30, 2002. These gains are principally related to loans and financing denominated in foreign currencies. In the six-month period ended June 30, 2003, the Brazilian real appreciated 18.72% over the U.S. dollar, compared to a 22.58% devaluation in the same period of 2002.
     o Net revenues from monetary restatement of CVA amounting to R$41,044 in the six-month period ended in June 30, 2003, compared to R$6,031 in the six-month period ended in June 30, 2002. This variation is a result of higher average balance of CVA, as restated by SELIC, in the six-month period ended in June 30, 2003 compared to the prior period.
     o Interest and monetary restatement expenses on loans and financing amounting to R$182,573 in the six-month period ended in June 30, 2003, compared to R$139,733 in the same prior period. This increase is due to the higher debt level denominated in local currency and the increase in its inflationary restatement indexes in the six-month period ended in June 30, 2003. The Indice Geral de Precos
          - IGP-M (General Price Index), the main index applicable to these contracts, presented a variation of 5.89% in the six-month period ended in June 30, 2003 compared to a 3.48% variation in the same prior period.
     o Reversion of the provision for valuation of marketable securities of Brazilian National Treasury Notes in the amount of R$45,543 in the six-month period ended in June 30, 2003 compared to a provision of R$20,828 in the six-month period ended in June 30, 2002 due to the lower discount imposed by financial markets on transactions involving Federal Government long-term bonds.
     o Interest on capital declared in the six-month period ended in June 30, 2002 in the amount of R$120,000.


Non-operating expenses, net

Non-operating expenses were R$12,693 in the six-month period ended in June 30, 2003 compared to R$1,059,172 in the six-month period ended in June 30, 2002. This variation is due to a provision for loss recorded in the prior period, in the amount of R$1,045,325, related to the Second Amendment of Credit Assignment Contract for CRC signed with the Minas Gerais State Government.

Income and social contribution taxes

The CEMIG Group recorded income tax expenses of R$313,765 in the six-month period ended in June 30, 2003, representing 36.98% of pre-tax income.

In the six-month period ended in June 30, 2002, the income tax expenses were R$22,360 in relation to a pre-tax loss of R$1,001,091. This result is primarily due to the provision for loss recorded in the amount of R$1,045,325, which was not considered a deductible expense for Income and Social Contribution Tax purposes.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

OTHER RELEVANT INFORMATION

Information not reviewed by independent accountants


CORPORATE GOVERNANCE

CEMIG has sought to implement the best corporate governance practices in order to optimize its performance and offer more protection, through improvements in information disclosed to the markets and to all interested parties, including investors, employees and creditors, facilitating its access to capital. These practices mainly involve transparency, equitable treatment of shareholders being accountable for the Company's actions.

Highlighted below are practices that CEMIG has already adopted:

     o The notices of general shareholders' meetings set forth in detail the meeting's agenda, including relevant items suggested by shareholders, and such meetings are held at convenient dates and times.

     o The share register, which sets forth the number of shares owned by each shareholder, can be obtained at any time for a service charge, in accordance with Article 100 of Law 6,404 of December 15, 1976.

     o Documentation necessary to evidence the ownership of shares of CEMIG is accurately maintained, in order to permit the participation and vote of its shareholders or their representatives at shareholders' meetings.

     o The Board of Directors, which has a unified term, has 14 technically qualified members, 9 of whom have finance, economic, law and accounting experience. The Board of Directors seeks to advise CEMIG's executive officers to maximize its return on assets in order to aggregate value for the enterprise.

     o In accordance with Law 10,303 of October 31, 2001, and the major shareholder's decision in compliance with the best corporate governance practices, minority shareholders owners of preferred shares have elected a member of the Board of Directors.

     o The shareholders' agreement is accessible to all shareholders at CEMIG's headquarters.

     o Preferred shares have priority in the redemption of capital and participate equally with the common shares in net income. At the Shareholders' meeting of April 30, 2002, the Company's Bylaws were changed and the preferred shares became entitled to a minimum annual dividend equal to the greatest of 10% of the preferred capital according to the Brazilian corporate law or 3% of the book value of the preferred shares. The minimum dividends cannot be less than 25% of the adjusted net income for the year, in accordance with Brazilian corporate law.

     o On a quarterly basis, the Company discloses reports prepared together with the financial statements to its Fiscal Council, which analyzes and discusses the financial statements, including the related internal and external risk factors.

     o In order to avoid conflicts of interest, the Board of Directors does not authorize its public accountants to provide consulting or other services to CEMIG.

     o CEMIG provides to the members of its Fiscal Council all information that may be needed to analyze the Company's main issues.

     o The Company adopts, in addition to the financial statements prepared in accordance with accounting practices emanating from Brazilian corporate law and with accounting standards established by the CVM - Comissao de Valores Mobiliarios (Brazilian Securities Commission), generally accepted accounting principles in the United States, or US GAAP, in order to prepare financial statements to be filed with the United States Securities and Exchange Commission - SEC.

     o The memorandum of suggestions on accounting and internal control procedures provided to CEMIG by its public accountants is submitted to the Board of Directors and to the Fiscal Council in order to evaluate the proposals and adoption of applicable measures.

     o Transactions with related parties are disclosed in CEMIG's financial statements and are conducted on an arm's length basis.

     o CEMIG's investor relations policy seeks to provide access to a wide range of investors through:
          o CEMIG's Internet home page, which is accessible to all investors and shareholders, contains material information related to CEMIG and its operations.
          o    Broad dissemination of the disclosure of CEMIG's results.
          o Live conferences accessible to everyone through CEMIG's Internet home page.

     o CEMIG has adopted Level 1 of the corporate governance standards established by the Bolsa de Valores de Sao Paulo - BOVESPA (Sao Paulo Stock Exchange).

     o CEMIG has listed depositary receipts on foreign stock exchanges, in New York and Madrid.

     o CEMIG regularly pays dividends to its shareholders in accordance with the provisions of its by-laws.

In addition, CEMIG is considering the adoption of additional corporate governance practices that will be disclosed on a timely basis.

                             FINANCIAL INDICATORS

SHARE VALUE

(Expressed in Brazilian reais per thousand shares)

---------------------------------------------------------------------------------------------------
Item                 Unit            June 30,2003            March 31,2003       June 30, 2002
---------------------------------------------------------------------------------------------------
Book value                               38.35                   35.99                36.32
---------------------------------------------------------------------------------------------------
Market value         Common              21.10                   19.27                29.79
                     Preferred           26.35                   25.26                32.00
---------------------------------------------------------------------------------------------------


LIQUIDITY (excluding special liabilities)

---------------------------------------------------------------------------------------------------
Item                      Unit      June 30,2003          March 31,2003         June 30, 2002
---------------------------------------------------------------------------------------------------
Current ratio             Ratio         0.67                   0.60                  0.75
---------------------------------------------------------------------------------------------------
Overall liquidity         Ratio         0.70                   0.67                  0.68
---------------------------------------------------------------------------------------------------


DEBT LEVEL (excluding special liabilities)

---------------------------------------------------------------------------------------------------
Item                       Unit     June 30,2003         March 31,2003          June 30, 2002
---------------------------------------------------------------------------------------------------
Total assets               %           57.10                59.18                  55.11
---------------------------------------------------------------------------------------------------
Shareholders' equity       %          133.09               144.97                 122.75
---------------------------------------------------------------------------------------------------
Permanent assets           %           95.04                98.03                  88.12
---------------------------------------------------------------------------------------------------


PROFITABILITY

--------------------------------------------------------------------------------------------------------------
Item                                        Unit      June 30,2003         March 31,2003      June 30, 2002
--------------------------------------------------------------------------------------------------------------
Shareholders' equity                        %            9.43                  2.67                (15.20)
--------------------------------------------------------------------------------------------------------------
Return on property, plant and equipment     %            6.74                  1.92                (11.58)
--------------------------------------------------------------------------------------------------------------
Operating margin                            %           16.91                 11.31                 16.00
--------------------------------------------------------------------------------------------------------------
Net margin                                  %           16.58                 10.96                (33.61)
--------------------------------------------------------------------------------------------------------------


                               OPERATING INDICES

INSTALLED CAPACITY

-----------------------------------------------------------------------
                                   June 30,2003       June 30, 2002
-----------------------------------------------------------------------
Installed capacity (in MW)           5,713               5,675
-----------------------------------------------------------------------


EFFICIENCY

----------------------------------------------------------------------------------------
                                                   For the six-month period ended
----------------------------------------------------------------------------------------
Item                             Unit        June 30,2003             June 30, 2002
----------------------------------------------------------------------------------------
MWh (*) per employee             MWh           1.533                     1.510
----------------------------------------------------------------------------------------
Consumers per employee           No.             495                       488
----------------------------------------------------------------------------------------
(*) excludes energy transactions on spot market

SERVICE QUALITY

---------------------------------------------------------------------------------------------------------
                                                                  For the six-month period ended
---------------------------------------------------------------------------------------------------------
Item                                                 Unit    June 30,2003            June 30,2002
---------------------------------------------------------------------------------------------------------
Average time needed to restore electricity           Hours       4.81                    4.28
---------------------------------------------------------------------------------------------------------
Electricity outage time - average per consumer       Hours       5.12                    5.93
---------------------------------------------------------------------------------------------------------
Outages experienced - average per consumer           No.         2.91                    3.48
---------------------------------------------------------------------------------------------------------


AVERAGE RATE
(Expressed in Brazilian reais per MWh)

------------------------------------------------------------------------------------
                                                         Including VAT
------------------------------------------------------------------------------------
Description                                June 30, 2003          June 30, 2002
------------------------------------------------------------------------------------
Industrial                                       120.35                 94.66
------------------------------------------------------------------------------------
Residential                                      332.07                267.40
------------------------------------------------------------------------------------
Commercial                                       281.77                230.08
------------------------------------------------------------------------------------
Rural                                            182.42                150.41
------------------------------------------------------------------------------------
Others                                           184.81                152.77
------------------------------------------------------------------------------------
Final Consumers                                  182.71                144.48
------------------------------------------------------------------------------------


             SHAREHOLDERS WHICH OWN MORE THAN 5% OF VOTING CAPITAL
                              AS OF JUNE 30, 2003

---------------------------------------------------------------------------------------------------------------------------
        ACIONISTA          COMMOM SHARES         %        PREFERRED SHARES          %           TOTAL SHARES         %
---------------------------------------------------------------------------------------------------------------------------
Minas Gerais
State Government              36,116,291,643     50.96                      102         -       36,116,291,745     22.27
Other State's entities             3,365,756         -            3,030,572,387      3.31        3,033,938,143      1.86
                          ------------------- --------- ------------------------ --------- -------------------- ---------
State's Total                 36,119,657,399     50.96            3,030,572,489      3.31       39,150,229,888     24.13
Southern Electric Brasil
Part. Ltda.                   23,362,956,173     32.96                        -         -       23,362,956,173     14.41
---------------------------------------------------------------------------------------------------------------------------


            OWNERS OF SOUTHERN ELECTRIC BRASIL PARTICIPACOES LTDA.
                              AS OF JUNE 30, 2003

------------------------------------------------------------------------------
 Item               Name                  Number of Share quotas         %
------------------------------------------------------------------------------
1          Cayman Energy Traders                 321,480,876          91.75
------------------------------------------------------------------------------
2          524 Participacoes S/A                  28,913,419           8.25
------------------------------------------------------------------------------

1 - Foreign Company
2 - Registered Company. Fundo Opportunity Alfa FIA has 99.99% of its capital.

                        CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND FISCAL
                                COUNCIL MEMBERS INTEREST AS OF JUNE 30, 2003 AND 2002

-------------------------------------------------------------------------------------------------------------------------------
                            NAME                                               NUMBER OF SHARES
-------------------------------------------------------------------------------------------------------------------------------
                                                             June 30, 2003                           June 30, 2002
                                                   ----------------------------------------------------------------------------
                                                        Common              Preferred             Common           Preferred
                                                   ----------------------------------------------------------------------------
CONTROLLING SHAREHOLDER                              36,119,657,399        3,030,572,489      36,119,456,294     3,030,365,843
BOARD OF DIRECTORS
Wilson Nelio Brumer                                               -                    1                   -                 -
Djalma Bastos de Morais                                           -               13,400                   -            13,140
Francelino Pereira dos Santos                                     -                    1                   -                 -
Antonio Adriano Silva                                             -                    1                   -                 1
Flavio Jose Barbosa de Alencastro                                 -                    1                   -                 -
Oderval Esteves Duarte Filho                                  5,099                    -               5,099                 -
Marcelo Pedreira de Oliveira                                  5,099                    -               5,099                 -
Joao Bosco Braga Garcia                                       5,099                    -                   -                 -
Sergio Lustosa Botelho Martins                                5,099                    -                   -                 -
Aecio Ferreira da Cunha                                       5,866                1,461                   -                 -
Francisco Roberto Andre Gros                                      -                    1                   -                 -
Mario Lucio Lobato                                            5,000                    -                   -                 -
Maria Estela Kubistscheck Lopes                                   -                    1                   -                 -
Alexandre Heringer Lisboa                                         -                    1                   -                 -
Luiz Antonio Athayde Vasconcelos                                  -                  290                   -                 -
Marco Antonio Rodrigues da Cunha                                  -                    1                   -                 -
Francisco Sales Dias Horta                                        -                    1                   -                 -
Guilherme Horta Goncalves Junior                                  -                    1                   -                 -
Geraldo Dannemann                                                 1                    1                   -                 -
Luiz Felippe Leal da Fonseca Junior                           1,000                    -                   -                 -
Carlos Suplicy de Figueiredo Forbes                           4,079                    -                   -                 -
Marc Leal Claassen                                            5,099                    -               5,000                 -
Arnaldo Jose Vollet                                               -                    1                   -                 -
Fernando Lage de Melo                                             -                    1                   -                 -
Eduardo Lery Vieira                                               -                    1                   -                 -
Andre Luis Garbuglio                                          1,000                    -                   -                 -
Fernando Henrique Schuffner Neto                                  -              101,218                   -                 -
Franklin Moreira Goncalves                                        -                    1                   -                 -

EXECUTIVE OFFICERS
Djalma Bastos de Morais                                           -                    -                   -                 -
Francisco Sales Dias Horta                                        -                    -                   -                 -
Celso Ferreira                                                    -                    -                   -                 -
Flavio Decat de Moura                                             -                    -                   -                 -
Heleni de Mello Fonseca                                           -                    -                   -                 -
Elmar de Oliveira Santana                                         -                    -                 582               376
Jose Maria de Macedo                                              -              112,962                   -                 -




                                      9


-------------------------------------------------------------------------------------------------------------------------------
                            NAME                                               NUMBER OF SHARES
-------------------------------------------------------------------------------------------------------------------------------
                                                             June 30, 2003                           June 30, 2002
                                                   ----------------------------------------------------------------------------
                                                        Common              Preferred             Common           Preferred
                                                   ----------------------------------------------------------------------------

FISCAL COUNCIL
Luiz Guarita Neto                                             -                    -                   -                 -
Aristoteles Luiz Menezes Vasconcellos Drummond                -                    -                   -                 -
Luiz Otavio Nunes West                                        -                    -                   -                 -
Bruno Constantino Alexandre dos Santos                        -                    -                   -                 -
Thales de Souza Ramos Filho                                   -                    -                   -                 -
Beatriz Oliveira Fortunato                                    -                   10                   -                 -
Augusto Cezar Calazans Lopes                                  -                    -                   -                 -
Ronald Gastao Andrade Reis                                    -                    -                   -                 -
Marcos Eolo de Lamounier Bicalho                              -                    -                   -                 -
Aliomar Silva Lima                                            -                    -                   -                 -
--------------------------------------------------------------------------------------------------------------------------------



NUMBER OF SHARES AVAILABLE ON MARKET

(EXCLUDES SHARES OF MINAS GERAIS STATE GOVERNMENT)

--------------------------------------------------------------------------------------------------------------
                    Common              %          Preferred            %            Total                %
--------------------------------------------------------------------------------------------------------------
 06/30/2003        34,754,510,524    49.04         88,179,950,210    96.68         122,934,460,734      75.85
--------------------------------------------------------------------------------------------------------------
 06/30/2002        34,754,711,629    49.04         88,180,156,856    96.68         122,934,868,485      75.85
--------------------------------------------------------------------------------------------------------------

                                  Signatures

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                                 By:   /s/  Flavio Decat de Moura
                                     -------------------------------------
                                         Name:  Flavio Decat de Moura
                                         Title: Chief Financial Officer
                                                and Investor Relations Officer



Date:       August 21, 2003


                                      11